COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994


03022462

8 May 2003


SEC MAIL
RECEIVED
PROCESSING
JUN 0 2 2003
WASH. D.C.
152
SECTION

PROCESSED
JUN 1 1 2003
THOMSON
FINANCIAL

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully



for D.A. WYLIE
COMPANY SECRETARY



COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

8 May 2003


SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C. SECTION
152

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Takeover Bid for Neverfail Springwater Limited

Pursuant to Section 647(3)(b) of the Corporations Act 2001, we enclose by way of lodgement a supplementary bidder's statement in relation to CCA's takeover bid for all of the ordinary shares in Neverfail Springwater Limited.

Yours faithfully



for **D.A. WYLIE**
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA
AMATIL

Supplementary Bidder's Statement

relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Supplementary Bidder's Statement

This document is a supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 (**"Supplementary Bidder's Statement"**).

It is the first Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 (**"CCA"**) in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 (**"Neverfail"**) contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the **"Original Bidder's Statement"**). This Supplementary Bidder's Statement supplements, and should be read together with, the Original Bidder's Statement.

This Supplementary Bidder's Statement is given following a request by Neverfail for clarification of certain matters and amends the Original Bidder's Statement in the manner described below.

1.2 Defined Terms

A number of defined terms are used in this Supplementary Bidder's Statement. Terms which are not defined in this Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement.

2. Amendments to Original Bidder's Statement

2.1 Letter from the Chairman of Coca-Cola Amatil Limited

Delete the word *"limited"* after the words *"The offer is subject to a..."* from the third last paragraph in the Letter from the Chairman of Coca-Cola Amatil Limited contained in the Original Bidder's Statement.

2.2 Important dates

(a) Insert the following statement in the Section headed *"Important dates"* contained in the Original Bidder's Statement after the second reference to *"29 April 2003"*:

"Supplementary Bidder's Statement lodged and dated 8 May 2003^"

(b) Insert the following statement at the end of the Section headed *"Important dates"* contained in the Original Bidder's Statement:

"^The Bidder's Statement in this booklet incorporates the changes made by the Supplementary Bidder's Statement dated 8 May 2003."

2.3 Summary of the Offer and how to accept it (Section 1)

Delete the word *"limited"* after the words *"The offer is subject to a.."* in the fifth paragraph in Section 1 of the Original Bidder's Statement headed *"Conditions to the Offer"*.

2.4 Intentions upon ownership of 100% of Neverfail (Section 4.3)

(a) Delete the words *"except to the extent that a change in market conditions requires otherwise"* from the end of paragraph (c) in Section 4.3 of the Original Bidder's Statement.

(b) Add at the end of Section 4.3, paragraph (d) of the Original Bidder's Statement the following sentence:

"It is the current intention of CCA that the proceeds of the sale of Neverfail's trade marks and associated intellectual property to The Coca-Cola Company will be applied to reduce existing Neverfail debt."

2.5 Interests of CCA (Section 8.2)

Add a new paragraph (d) at the end of Section 8.2 of the Original Bidder's Statement as follows:

"(d) Relevant interest and voting power of The Coca-Cola Company

Because The Coca-Cola Company owns more than 20% of CCA's issued ordinary shares, The Coca-Cola Company has the same relevant interest and voting power in Neverfail as CCA has."

2.6 Regulatory Issues (Section 8.6)

(a) Delete the last paragraph "CCA will lodge an application with the Foreign Investment Review Board before the Offers are sent to Neverfail Shareholders.", from Section 8.6, paragraph (a), and replace it with the following:

"CCA lodged an application with the Foreign Investment Review Board on 29 April 2003."

(b) Add at the end of Section 8.6, paragraph (a) of the Original Bidder's Statement the following paragraph:

"The condition in Section 5.4(a)(iii) of this Bidder's Statement will not be triggered by, and CCA will not be able to rely on that condition because of, approval (or non-objection) by the Treasurer of the acquisition of 15% or more of all Neverfail Shares by any person."

Dated: 8 May 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by Terry J Davis, Director, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited



Terry J Davis

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

8 May 2003


SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C. 152 SECTION

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Takeover Bid for Neverfail Springwater Limited

We refer to our announcement sent earlier today of a supplementary bidder's statement ("Supplementary Bidder's Statement") in relation to CCA's takeover bid for all of the ordinary shares in Neverfail Springwater Limited ("Takeover Bid").

In accordance with clause 1, Schedule D of Class Order 00/344, we enclose by way of lodgement the following documents:

1. a copy of a replacement bidder's statement in relation to CCA's Takeover Bid which incorporates the original bidder's statement and the changes made by the Supplementary Bidder's Statement; and

2. a copy of the replacement bidder's statement referred to in point 1 marked to show all changes from the original bidder's statement.

Yours faithfully



for **D.A. WYLIE**
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Clean Version

Replacement bidder's statement incorporating original bidder's statement and supplementary bidder's statement.

THIS BOOKLET CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS BOOKLET, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.




COCA-COLA
AMATIL

Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

The consideration offered is $2.25 in cash for each Neverfail share

If you have any questions about the Offer or this document, or about how to accept the Offer, please call 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Financial Adviser to Coca-Cola Amatil


UBS Warburg

Legal Adviser to Coca-Cola Amatil

CLAYTON UTZ

SYDWORKDOCS\813\3252375.2

How to accept

Acceptances must be received before the end of the Offer Period. There are different ways to accept the Offer depending on the type of your holding.

CHESS Holdings of Neverfail Shares

For CHESS Holdings of Neverfail Shares, please instruct your stockbroker or CHESS Controlling Participant to initiate acceptance of the Offer on your behalf.

Issuer Sponsored Holdings of Neverfail Shares

For Issuer Sponsored Holdings of Neverfail Shares, please complete and execute the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and in section 5.11 of this Bidder's Statement and return it to Coca-Cola Amatil Takeover Offer, Computershare Investor Services Pty Limited, GPO Box 7115, Sydney, New South Wales, 1115. A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form.

Acceptance Forms may also be delivered by hand to Coca-Cola Amatil Takeover Offer, Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney, New South Wales, 2000.

Overseas shareholders should return their Acceptance Form by airmail.

Enquiries

Should you have any questions about this Offer or how to accept it, please call the shareholder information line on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia.

Please note that, in accordance with legal requirements, calls to these numbers will be recorded.


COCA-COLA
AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA

Letter from the Chairman of Coca-Cola Amatil Limited

Dear Neverfail shareholder

I have pleasure in enclosing an offer by Coca-Cola Amatil Limited ("**CCA**") to acquire all of your shares in Neverfail Springwater Limited ("**Neverfail**").

CCA's offer is $2.25 in cash for each Neverfail share.

The offer price of $2.25 per Neverfail share represents a premium of:

- 22% to the closing price of Neverfail shares of $1.85 on the day before the announcement of the offer by CCA on 29 April 2003;
- 23% to the volume-weighted average share price of Neverfail of $1.83 during the month prior to the announcement of the offer by CCA on 29 April 2003; and
- 31% to the volume-weighted average share price of Neverfail of $1.71 during the period between 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002) and the announcement of the offer by CCA on 29 April 2003.

The offer price represents a multiple of 22.4 times Neverfail's reported earnings per share, and 20.6 times Neverfail's reported earnings per share (before goodwill amortisation), for the year ended 30 June 2002. This is an attractive premium to the average price earnings multiples (before goodwill amortisation) of the All Industrials (ex Financials)* and the Small Industrials (ex Financials)*, of 16.6 times and 13.7 times respectively, for the same period.

CCA has already acquired 14.99% of the Neverfail shares at the offer price of $2.25 per share through sales on the stock market by institutional shareholders in Neverfail on 28 April 2003. CCA considers that these sales demonstrate the attractiveness of its offer price.

The offer is subject to a number of conditions which are set out in this document, including CCA having received valid acceptances for at least 90% of Neverfail shares.

The offer is scheduled to close at 7.00pm AEST time on [XXX] 2003. To accept this offer please follow the instructions set out on the inside front cover of this document.

If you have any questions about the offer, please don't hesitate to contact your broker or financial adviser, or call the shareholder information line on 1300 135 842 from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Yours sincerely

David Gonski AO
Chairman
Coca-Cola Amatil Limited

* Prepared by UBS Warburg Australia Equities Limited and described further in Annexure C to the Bidder's Statement.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Table of contents

Important dates

Announcement Date	29 April 2003
Bidder's Statement lodged and dated	29 April 2003
Supplementary Bidder's Statement lodged and dated	8 May 2003^
Date of the Offers	[XXX] 2003
Offer Period ends - 7.00 pm (Sydney time), unless extended	[XXX] 2003*

*The Offers may be extended to the extent permissible under the *Corporations Act 2001 (Cth)*.

^ The Bidder's Statement in this booklet incorporates the changes made by the Supplementary Bidder's Statement dated 8 May 2003.

Bidder's Statement relating to a cash offer from Coca-Cola Amatil Limited, ABN 26 004 139 397 to acquire all the shares in Neverfail Springwater Limited, ABN 43 003 559 519

This document is the Bidder's Statement given by CCA to Neverfail under part 6.5 of chapter 6 of the *Corporations Act 2001 (Cth)* and in compliance with the requirements of sections 636 and 637 of the Corporations Act, in relation to the Offer contained in section 5 of this Bidder's Statement.

Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission ("**ASIC**") on 29 April 2003. Neither ASIC nor any of its officers takes any responsibility for the content of this Bidder's Statement.

Investment decision

This Bidder's Statement does not take into account the individual investment objectives, financial situation and particular needs of each Neverfail shareholder. You may wish to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer for your Neverfail Shares, as contained in section 5 of this Bidder's Statement.

Defined terms

A number of defined terms are used in this Bidder's Statement. Their meaning is set out in section 9 of this Bidder's Statement.

1. Summary of the Offer and how to accept it

This summary provides an overview of the Offer and should be read together with the detailed information set out in the remainder of this Bidder's Statement.

The Bidder	Coca-Cola Amatil Limited (ABN 26 004 139 397) ("**CCA**")
The Offer	CCA is offering to acquire all Your Neverfail Shares.
Offer price	CCA is offering $2.25 in cash for each of Your Neverfail Shares.
Conditions to the Offer	The Offer is subject to a number of conditions which are set out in full in section 5.4 of this Bidder's Statement. In summary form, the conditions to the Offer are: • approval by the Foreign Investment Review Board; • CCA and its associates having a relevant interest in at least 90% of the number of Neverfail Shares on issue; • no orders being made by, or applications made to, a Public Authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer; • no Prescribed Occurrence occurring in relation to Neverfail; and • no change, event or condition occurring, been announced, or becoming known to CCA which has had, or is reasonably likely to have, a material adverse effect on the Neverfail Group.
Scheduled close of the Offer	The Offer is scheduled to close at 7.00 pm Sydney time on [XXX] 2003, unless extended in accordance with the Corporations Act.
How to accept the Offer	You may only accept the Offer in respect of all of Your Neverfail Shares. To accept the Offer: • for CHESS Holdings of Neverfail Shares, instruct your stockbroker or CHESS Controlling Participant to initiate acceptance of the Offer on your behalf. • for Issuer Sponsored Holdings of Neverfail Shares, complete, sign and return the enclosed Acceptance Form in accordance with the instructions. A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail. • if you are a Broker or Non-Broker Participant, acceptance of this Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.
Payment terms	You will be paid for Your Neverfail Shares within 7 days after the later of the date you accept the Offer and the date the Offer becomes unconditional.
Offer hotline	Should you have any questions about this Offer or how to accept the Offer, please contact the shareholder information line on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia or consult your Broker or other financial or professional advisor. Please note that, in accordance with legal requirements, calls to the shareholder information line will be recorded.

2. Why you should accept the Offer

2.1 The Offer price represents an attractive premium to recent trading prices

The Offer price of $2.25 per Neverfail Share represents an attractive premium of:

- 22% to the closing price of Neverfail Shares of $1.85 on the day before the Announcement Date;
- 23% to the volume-weighted average share price of Neverfail of $1.83 during the month prior to the Announcement Date; and
- 31% to the volume-weighted average share price of Neverfail of $1.71 during the period between 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002 and restated its earnings guidance for the year ending 30 June 2003) and the Announcement Date.



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Offer price of $2.25 per Neverfail share
Premium = 22%
Premium = 23%
Premium = 31%
$1.85
$1.83
$1.71
Closing share price 28 April 2003
1 month volume-weighted average share price
Volume-weighted average share price since 26 February 2003

2.2 The Offer price represents an attractive multiple of historic and forecast earnings

The Offer price represents a multiple of 22.4 times Neverfail's reported earnings per share, and 20.6 times Neverfail's reported earnings per share (before goodwill amortisation), for the year ended 30 June 2002. This is an attractive premium to the average price earnings multiples (before goodwill amortisation) of the All Industrials (ex Financials) and the Small Industrials (ex Financials)[1], of 16.6 times and 13.7 times respectively, for the same period.



Price earnings multiples
2002 reported earnings per share (before goodwill amortisation)
Calculated as at the close of trade on 28 April 2003
22.0x
20.0x
18.0x
16.0x
14.0x
12.0x
10.0x
20.6x
16.6x
13.7x
CCA Offer
All Industrials (ex Financials)
Small Industrials (ex Financials)

The Offer price also represents a multiple of 17.2 times earnings per share, and 16.0 times earnings per share (before goodwill amortisation)[2], represented by the midpoint of the range of forecast net profit after tax for the year ending 30 June 2003 for Neverfail (as stated in Neverfail's half-year report for the six months ended 31 December 2002, a copy of which was released to the ASX on 26 February 2003 and is annexed in Annexure A to this Bidder's Statement).

2.3 You will receive cash for your shares and incur no brokerage charges

By accepting the Offer:

- you will receive (subject to the conditions of the Offer being satisfied or waived) $2.25 cash per Neverfail Share;

[1] The All Industrials (ex Financials) and the Small Industrials (ex Financials)are prepared by UBS Warburg Australia Equities Limited and are described further in Annexure C to this Bidder's Statement.

[2] The amount of goodwill amortisation used for this calculation is $894,000, being the annualised amount of goodwill amortisation contained in Neverfail's half-year report for the six month period ended 31 December 2002.

- you will be paid within 7 days after the later of the date you accept the Offer and the date the Offer becomes unconditional; and
- you will not incur any brokerage charges by accepting the Offer from CCA (you may incur brokerage costs and GST on those costs if you choose to sell your Neverfail Shares on the market).

2.4 CCA holds a strategic stake in Neverfail

CCA has already acquired 14.99% of the Neverfail Shares at the Offer price of $2.25 per share through sales on the stock market by institutional shareholders in Neverfail on 28 April 2003.

CCA considers that these sales demonstrate the attractiveness of its Offer price.

CCA regards its current shareholding, and any further Neverfail Shares it may acquire, as a strategic investment, consistent with its previously stated strategic objective of becoming a broader based beverage company.

2.5 Neverfail's share price is likely to fall in the absence of CCA's Offer

If CCA's Offer does not proceed, and no other takeover offers are made for Neverfail Shares, it is likely that Neverfail Shares would trade at a substantial discount to the Offer price.

At the Announcement Date, CCA's Offer was the only takeover offer that had been made for Neverfail Shares.

3. The Bidder

3.1 Coca-Cola Amatil

CCA and its subsidiaries carry on the operations of the CCA Group which principally involves the manufacture, distribution and marketing of carbonated soft drinks, mineral and still waters, fruit juices and other alcohol-free beverages.

CCA is the leading supplier of non-alcoholic carbonated beverages in Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia. Recognising that markets, customers and consumer tastes are changing, CCA is adapting to that change by moving from being predominantly a carbonated soft drink business to a broader based beverage company.

CCA manufactures, distributes and sells beverages, including the products of The Coca-Cola Company, as well as its own brands. CCA is the principal Coca-Cola franchisee in Australia, Papua New Guinea and Indonesia plus the sole Coca-Cola franchisee in New Zealand, Fiji and South Korea. It is the sole Schweppes franchisee for New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia.

CCA works closely with The Coca-Cola Company, utilising their respective skills and assets, to build consumption and create a sustainable growth strategy which delivers improved returns to CCA. By being part of the Coca-Cola system (comprising The Coca-Cola Company and its bottling partners), CCA has access to some of the world's most popular branded beverages supported by strong advertising and unique marketing properties.

Key brands sold and distributed by CCA in Australia include 'Coca-Cola', 'Vanilla Coke', 'diet Coke', 'Fanta', 'Sprite', 'Lift', 'Lift Plus', 'POWERāDE', 'pump' and 'Fruitopia' (which are owned by The Coca-Cola Company), and 'Mount Franklin', 'Kirks' and 'Deep Spring' (which are owned by CCA).

CCA, with a market capitalisation of approximately $3.9 billion on 28 April 2003, forms part of the S&P/ASX 50 Index.

CCA's largest shareholder is The Coca-Cola Company, holding approximately 35% of its ordinary shares on issue, with the balance primarily held by major Australian and overseas institutions and Australian retail investors. Two of CCA's eight member board of directors are nominated by The Coca-Cola Company.

3.2 Directors of CCA

The following are the directors of CCA as at the date of this Bidder's Statement.

David M Gonski AO, Chairman

Joined the Board in October 1997 – Chairperson of the CCA Related Party Committee. Background: Solicitor for 10 years with the law firm of Freehills and thereafter a corporate adviser in the firm of Wentworth Associates, now part of the Investec group. Degree: Bachelors of Law and Commerce from The University of New South Wales. Other Listed Company Boards: Australian and New Zealand Banking Group Ltd; John Fairfax Holdings Ltd; Westfield Holdings Ltd.

Jillian R Broadbent, Non-Executive Director

Joined the Board in February 1999 – Chairperson of the CCA Audit, Risk & Compliance Committee, member of the CCA Compensation Committee and member of the CCA Related Party Committee. Background: Extensive experience in international banking, principally with Bankers Trust Australia, advising a wide range of corporate clients on risk management.

Degree: Bachelor of Arts (major in Economics and Mathematics) from The University of Sydney. Other Listed Company Boards: Westfield America Management Ltd; Westfield Management Ltd; Woodside Petroleum Ltd.

Wal M King AM, Non-Executive Director

Joined the Board in February 2002 – Member of the CCA Related Party Committee. Background: Worked in the construction industry for almost 35 years and since 1987 has been the Chief Executive Officer of Leighton Holdings Ltd, a company with substantial operations in Australia and Asia. Degree: Bachelor of Engineering; Master of Engineering Science and Honorary Doctor of Science from The University of New South Wales. Other Listed Company Boards: Leighton Holdings Ltd.

Mel K Ward AO, Non-Executive Director

Joined the Board in February 1999 – Chairperson of the CCA Compensation Committee, member of the CCA Audit, Risk & Compliance Committee and member of the CCA Related Party Committee. Background: A Company Director since February 1992 when retired as Managing Director of Telecom Australia and Chairman of Telecom Australia (International) Ltd. Degree: Bachelor of Engineering (Honours) and Master of Engineering Science from Queensland University. Other Listed Company Boards: Pro Medicus Limited (Chairman); AXA Asia Pacific Holdings Ltd; Transfield Services Ltd; West Australian Newspapers Ltd.

Terry J Davis, Managing Director

Appointed as Managing Director in November 2001 – Member of the CCA Compensation Committee (other than for matters relating to his own compensation). Background: Joined CCA in November 2001 after 14 years in the global wine industry and most recently as the Managing Director of Beringer Blass (the wine division of Foster's Group Ltd).

Michael F Ihlein, Chief Financial Officer

Appointed as Chief Financial Officer (CFO) in February 1997. Background: Joined CCA in 1978 and was Managing Director of CCA Poland immediately prior to appointment as CFO in 1997. Degree: Bachelor in Business Studies and a Diploma from the Securities Institute of Australia.

James E Chestnut, Non-Executive Director

Rejoined the Board in December 2001 – Member of the CCA Audit, Risk & Compliance Committee. Background: President, PacificRim Group, of The Coca-Cola Company with more than 30 years experience in the Coke System, mainly in Finance roles. Degree: Bachelor of Accountancy from the University of Glasgow and a Fellow of the Chartered Institute of Management Accountants.

Henry A Schimberg, Non-Executive Director

Joined the Board in February 2000 – Member of the CCA Compensation Committee. Background: Retired as President and Chief Executive Officer of Coca-Cola Enterprises on 31 December 1999 after a 41 year career in the soft drink industry. Degree: Bachelor of Arts from Beloit College. Other Listed Company Boards: Panamerican Beverages, Inc (Vice Chairman); Coca-Cola Hellenic Bottling Company.

4. CCA's intentions

4.1 Intentions on conclusion of the Offer

The following sections set out CCA's intentions on the basis of facts and information concerning Neverfail and the circumstances affecting the business of Neverfail which are known to CCA at the time of preparation of this Bidder's Statement.

Any final decision on these matters will only be reached in the light of all material facts and circumstances at the relevant time and once CCA has had an opportunity to conduct a detailed review of the operations of Neverfail as referred to in section 4.3. Accordingly, the statements set out in the following sections are statements of current intention only which may vary as new information becomes available or circumstances change.

4.2 Compulsory acquisition of Neverfail Shares

(a) **Compulsory acquisition following Takeover Bid**

If CCA becomes entitled to proceed to compulsory acquisition of shares in Neverfail following the Offer under part 6A.1 of the Corporations Act (as a result of the acquisition of Neverfail Shares under the Offer or otherwise), then CCA intends to proceed to compulsory acquisition of shares in Neverfail in accordance with the provisions of the Corporations Act.

(b) **General compulsory acquisition**

Even if CCA does not become entitled to proceed to compulsory acquisition of shares in Neverfail, following the Offer under part 6A.1 of the Corporations Act, it may nevertheless be or become entitled to exercise general compulsory acquisition rights under part 6A.2 of the Corporations Act. If so, CCA intends to exercise such rights.

4.3 Intentions upon ownership of 100% of Neverfail

If CCA comes to own 100% of the issued ordinary shares in Neverfail, its intentions are described below.

(a) **Corporate matters**

CCA intends to:

- seek to have Neverfail removed from the official list of ASX; and
- replace the majority of the current directors of Neverfail with nominees of CCA.

(b) **Head office and administration and employees**

Except for changes resulting from the combination of Neverfail's corporate head office functions with those of CCA's discussed below, the terms of employment of Neverfail employees, and their existing reporting structures, are expected to remain unchanged.

Neverfail's corporate head office functions, such as company secretarial and in-house legal, risk management, treasury, financial management and insurance will be combined with those of CCA and centralised in Sydney. CCA will seek to allocate alternative responsibilities to any employees currently employed within the head

office functions and whose employment will no longer be required as a result of this centralisation. If this is not possible, then CCA expects that such employees would be made redundant and would be paid the payments and other benefits to which they are entitled as a result.

CCA commits significant expenditure every year to staff development and intends to continue to do the same within the enlarged group in order to ensure that the highest standards are maintained. CCA will also seek to extend, to the combined group, the career path development programmes which have been successfully implemented within CCA's business.

CCA makes available to its employees a range of employee benefits including career development, educational opportunities, incentive plans and share plans. CCA intends to make these benefits available to continuing Neverfail employees upon satisfaction of applicable qualifying conditions.

(c) **Neverfail's business**

Neverfail's principal activities consist of the sourcing, bottling and delivery of spring water to domestic and corporate customers.

CCA intends to conduct a strategic review of Neverfail's business (in conjunction with Neverfail management currently responsible for those operations). The primary purposes of the review will be to:

- determine the most effective and efficient manner, using CCA's experience in major retail account management, of distributing Neverfail's brands to CCA's current customer groups of major foodstores, convenience and petroleum stores;
- examine the potential to utilise, and/or develop further, Neverfail's manufacturing capacity to supplement CCA's existing water production;
- examine the opportunities to apply best practices to Neverfail's business; and
- identify other areas of potential cost savings by taking advantage of CCA's scale in purchasing and procurement, manufacturing, logistics and information systems.

CCA considers Neverfail's business as core holdings and, subject to any changes resulting from the outcome of the review referred to above, intends to continue these operations as they are currently conducted.

(d) **Participation by The Coca-Cola Company**

Prior to the date of this Bidder's Statement, CCA held discussions with The Coca-Cola Company in relation to The Coca-Cola Company's potential participation in Neverfail's business. The nature of the arrangements discussed between CCA and The Coca-Cola Company is consistent with the current relationship between CCA and The Coca-Cola Company whereby The Coca-Cola Company owns the trade marks which are licensed to CCA and CCA bottles, distributes and sells the finished beverages. CCA intends that The Coca-Cola Company will acquire Neverfail's trade marks and associated intellectual property from Neverfail and enter a bottler's agreement with CCA in respect of Neverfail's brands pursuant to which:

- The Coca-Cola Company would licence CCA to manufacture, distribute and market the Neverfail brands in Australia for a period of no less than 10 years;
- CCA would make ongoing periodic payments to The Coca-Cola Company under the bottler's agreement; and
- The Coca-Cola Company would provide consumer marketing and research in relation to Neverfail's brands.

The acquisition by The Coca-Cola Company of Neverfail's trade marks and associated intellectual property is conditional upon the negotiation of an appropriate sale and purchase agreement and upon the board of directors of The Coca-Cola Company approving such purchase. The amount to be paid by The Coca-Cola Company for the purchase of Neverfail's trade marks and associated intellectual property and the ongoing periodic payments by CCA to The Coca-Cola Company under the bottler's agreement are yet to be finalised. However CCA expects the purchase price for Neverfail's trade marks and associated intellectual property to be no more than $45,000,000. CCA also expects that the ongoing periodic payments by CCA to The Coca-Cola Company under the bottler's agreement will be at a level that allows both CCA and The Coca-Cola Company to achieve similar returns on their respective investments within similar time frames. It is the current intention of CCA that the proceeds of the sale of Neverfail's trade marks and associated intellectual property to The Coca-Cola Company will be applied to reduce existing Neverfail debt.

4.4 Intentions in relation to Neverfail Options

The Offer extends to Neverfail Shares which are issued prior to the end of the Offer Period as a result of Neverfail Options being exercised.

If at the end of the Offer Period CCA has become entitled to proceed to compulsory acquisition of Neverfail Shares then CCA intends to deal with any Neverfail Options which have not been exercised as at that time by either:

(a) having those Neverfail Options cancelled in consideration of the payment of a cancellation fee to the holders of the Neverfail Options; or

(b) compulsorily acquiring those Neverfail Options under part 6A.2 of the Corporations Act.

4.5 Other intentions

Other than as set out in sections 4.1 to 4.4, it is the present intention of CCA:

(a) to continue to operate the business of Neverfail;

(b) not to make any major changes to the business of Neverfail nor to redeploy any of the fixed assets of Neverfail; and

(c) to continue the employment of Neverfail's present employees.

5. Terms of the Offer

This section contains the terms of the offer by CCA to acquire all of Your Neverfail Shares. The date of the Offer is [XXX] 2003.

5.1 The Offer

CCA offers to acquire from you on the terms of the Offer all of Your Neverfail Shares. This includes any Neverfail Shares which become registered in your name in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares in that period pursuant to the exercise of Neverfail Options.

You may accept the Offer only in respect of all of Your Neverfail Shares.

It is a term of the Offer that CCA will be entitled to all Rights attaching to or arising from Neverfail Shares acquired by CCA pursuant to the Offer.

5.2 Consideration

Subject to this section 5, the consideration under the Offer is a cash payment of $2.25 for each Neverfail Share.

5.3 Benefit of improved consideration

If CCA improves the consideration offered, the Corporations Act contains provisions to ensure that any Neverfail shareholder who has already accepted the Offer receives the benefit of the improved consideration.

5.4 Conditions of the Offer

(a) Subject to section 5.4(e), the Offer and any contract arising from acceptance of the Offer is subject to the fulfilment of the following conditions:

(i) **Foreign Investment Review Board approval**

One of the following occurring:

A. The Treasurer advising CCA before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

B. no order being made in relation to the Takeover Bid under section 22 of the Foreign Acquisitions and Takeovers Act 1975 within a period of 40 days after CCA has notified the Treasurer that it proposes to acquire shares under the Takeover Bid, and no notice being given by the Treasurer to CCA during that period to the effect that there are any such objections; or

C. where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to CCA during that period to the effect that there are any such objections.

(ii) **Minimum acceptance condition**

That during or at the end of the Offer Period, CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 90% of the number of Neverfail Shares then on issue.

(iii) **No restraining orders**

That between the Announcement Date and the end of the Offer Period:

A. there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

B. no application is made to any Public Authority (other than by any member of the CCA Group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to condition or not) or the rights of CCA in respect of Neverfail and the Neverfail Shares to be acquired under the Offer, or requires the divestiture by CCA of any Neverfail Shares, or the divestiture of any assets of the Neverfail Group or of the CCA Group or otherwise.

(iv) **Prescribed Occurrences**

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs, other than an issue of Neverfail Shares on the exercise of Neverfail Options.

(v) **Material adverse change to Neverfail**

Before the end of the Offer Period there not having occurred, been announced or becoming known to CCA (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Neverfail Group (taken as a whole) since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Neverfail or any of its subsidiaries prior to 29 April 2003) and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to CCA that information publicly filed by Neverfail or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

(b) Each of the conditions in section 5.4(a) is a separate and distinct condition, shall not be taken to limit the meaning or effect of any other condition, and shall not merge on completion of any contract arising from acceptance of the Offer.

(c) Each of the conditions set out in section 5.4(a) (other than section 5.4(a)(i)) is a condition subsequent. The condition set out in section 5.4(a)(i) is a condition precedent and accordingly no contract to sell Neverfail Shares arises from acceptance of this Offer until the condition set out in section 5.4(a)(i) has been satisfied or the Offer has been declared free from that condition.

The breach or non-fulfilment of any such condition (other than section 5.4(a)(i)) does not prevent a contract to sell any of Your Neverfail Shares resulting from acceptance of the Offer, but if:

(i) CCA has not declared all Offers to be free from the conditions in section 5.4(a) before the date applicable under subsection 650 F(1) of the Corporations Act; and

(ii) the conditions in section 5.4(a) have not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In such a case, CCA will:

(iii) return the Acceptance Form (if any) together with all documents forwarded by you to the address shown in the Acceptance Form; and

(iv) notify SCH of the lapse of the Offer in accordance with Rule 16.8 of the SCH Business Rules.

(d) Subject to the provisions of the Corporations Act, CCA alone shall be entitled to the benefit of the conditions in section 5.4(a) and any non-fulfilment of such conditions may be relied upon only by CCA.

(e) Subject to section 650F of the Corporations Act, CCA may, at any time at its sole discretion, declare all Offers free from all or any of the conditions referred to in section 5.4(a) by giving notice in writing to Neverfail. This notice may be given in relation to the conditions in:

(i) section 5.4(a) (other than section 5.4(a)(iv)), not later than 7 days before the end of the Offer Period; and

(ii) section 5.4(a)(iv), not later than 3 business days after the end of the Offer Period.

(f) The date for giving the notice required by section 630(3) of the Corporations Act on the status of the conditions to the Offer is [XXX] 2003, subject to variation in accordance with section 630(2) of the Corporations Act if the period during which the Offer remains open for acceptance is extended.

5.5 Offer Period

Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on [XXX] 2003.

CCA expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

If within the last 7 days of the Offer Period the Offer is varied to improve the consideration offered or if within the last 7 days of the Offer Period CCA's voting power in Neverfail increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

5.6 Withdrawal of Offer

In accordance with section 652B of the Corporations Act, the Offer may only be withdrawn with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent of ASIC. If that happens, CCA will send a notice of withdrawal to Neverfail and to each person to whom the Offer has been made.

5.7 Variation of Offer

CCA may at any time, and from time to time, vary the Offer in accordance with part 6.6 of chapter 6 of the Corporations Act.

5.8 Payment of consideration

(a) Subject to the provisions below of this section 5.8 and the Corporations Act, if you accept the Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or are waived, then CCA will provide the consideration for Your Neverfail Shares within 7 days after the later of the date the Offer is validly accepted by you in accordance with the Offer and the date the contract which results from your acceptance of the Offer becomes unconditional.

Under no circumstances will interest be paid on the consideration payable under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

(b) Payment of the cash amount to which you are entitled by acceptance of this Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by prepaid ordinary mail or, in the case of addressees outside Australia, by prepaid airmail, to the address shown on the Acceptance Form.

(c) If at the time you accept this Offer you are:

(i) the Government of Iraq, an agency associated with the Government of Iraq or a national of Iraq;

(ii) a person or entity associated with the former Milosevic Government of the Federal Republic of Yugoslavia as named in the instrument dated 5 April 2002 issued under the Australian Banking (Foreign Exchange) Regulations;

(iii) a person or entity associated with the Government of Zimbabwe, as named in the annexure to the instrument of 25 November 2002 issued under the Australian Banking (Foreign Exchange Regulations); or

(iv) a resident in or a resident of a place outside Australia to which the Australian Banking (Foreign Exchange) Regulations otherwise apply,

you will not be entitled to receive any cash payment under this Offer until all requisite authorities and clearances of the Reserve Bank of Australia (whether under the Australian Banking (Foreign Exchange) Regulations or otherwise) or of the Australian Taxation Office have been obtained by CCA. CCA undertakes to make prompt application for all such authorities or clearances.

In addition, accounts of persons and entities identified by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited, under the Charter of the United Nations (Anti-Terrorism Measures) Regulations 2001.

(d) Where the Acceptance Form requires any additional documents to be delivered with your Acceptance Form (such as a power of attorney) then:

(i) if those documents are delivered with your Acceptance Form, CCA will provide the consideration in accordance with section (a);

(ii) if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is subject to a defeating condition, CCA will provide the consideration within 7 days after the Offer becomes unconditional.

(iii) if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is unconditional, CCA will provide the consideration within 7 days after those document are delivered.

(iv) if those documents are delivered after the end of the Offer Period while the Offer is unconditional, CCA will provide the consideration within 7 days after those documents are delivered; and

(v) if those documents are delivered after the end of the Offer Period while the Offer is subject to a defeating condition that relates only to the happening of a Prescribed Occurrence, CCA will provide the consideration within 7 days after the Offer becomes unconditional.

5.9 Brokerage fees and other expenses

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of the Offer will be paid by CCA. You will not be liable to pay any stamp duty on the transfer of Neverfail Shares as a result of an acceptance of the Offer.

As long as Your Neverfail Shares are registered in your name and you deliver them directly to CCA, you will not incur any brokerage in connection with your acceptance of the Offer. If you hold Your Neverfail Shares through a bank, broker or other nominee, you should ask your bank, broker or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

5.10 Who may accept this Offer

(a) This Offer is made to you as the holder of Neverfail Shares registered in your name, in the register of members of Neverfail at 10.00 am (Sydney time) on the Record Date and/or as a person who becomes registered in the register of members of Neverfail as the holder of any Neverfail Shares in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares during that period pursuant to the exercise of Neverfail Options.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your Neverfail Shares (the **"Transferred Shares"**) to which this Offer relates, then in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person in respect of the Transferred Shares;

(ii) a corresponding Offer shall be deemed to have been made to you in respect of Your Neverfail Shares other than the Transferred Shares; and

(iii) this Offer shall be deemed to have been withdrawn immediately after making such corresponding offers.

(c) If at any time during the Offer Period and before you accept this Offer, Your Neverfail Shares to which this Offer relates consist of two or more separate parcels for the purposes of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act, this Offer shall be deemed at that time to consist of separate corresponding offers made to you in relation to the respective separate parcels of Neverfail Shares and an acceptance by you of any of those separate corresponding offers is ineffective unless you have given to CCA notice which:

(i) if it relates to Neverfail Shares in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules; or

(ii) if it relates to Neverfail Shares held in an Issuer Sponsored Holding, must be in writing,

indicating that Your Neverfail Shares consist of separate parcels and the acceptance indicates the number of Neverfail Shares in the separate parcels to which the acceptance relates, provided that you may at the one time accept two or more such separate corresponding Offers as if they were a single offer in relation to separate parcels of shares.

If this applies to you, contact Computershare Investor Services Pty Limited on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia for such additional copies of this Bidder's Statement and Acceptance Form as are necessary. Please note that, in accordance with legal requirements, calls to these numbers will be recorded.

5.11 How to accept this Offer

(a) You may accept this Offer at any time during the Offer Period. Subject to section 5.10 (relating to holdings of separate parcels of Neverfail Shares) your acceptance of the Offer must be in respect of all of your Neverfail Shares.

(b) The manner by which you may accept this Offer will depend on whether Your Neverfail Shares are in a CHESS Holding or in an Issuer Sponsored Holding. Your Neverfail Shares are in a CHESS Holding if they are sponsored by a Broker or other Controlling Participant or you yourself are a Broker or Non-Broker Participant. Your Neverfail Shares are in an Issuer Sponsored Holding if they are sponsored directly by Neverfail as issuer.

If you have any questions about how to accept this Offer or need a replacement Acceptance Form, please contact Computershare Investor Services Pty Limited on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia. Please note that, in accordance with legal requirements, calls to these numbers will be recorded. Alternatively, you may consult your broker or other financial or professional adviser.

(i) **CHESS Holdings**

If any of Your Neverfail Shares are in a CHESS Holding, acceptance of this Offer in respect of those Neverfail Shares can only be made in accordance with the SCH Business Rules.

To accept this Offer in respect of those Neverfail Shares you must:

A. if you are a Broker or a Non Broker Participant, initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

B. otherwise, instruct your Controlling Participant (normally your stockbroker) to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(ii) **Issuer Sponsored Holdings**

If any of Your Neverfail Shares are in an Issuer Sponsored Holding, then to accept this Offer in respect of those Neverfail Shares you must:

A. complete and sign the accompanying Acceptance Form in accordance with the instructions on it (which forms part of this Offer and must be observed in accepting the Offer in respect of any Neverfail Shares held in an Issuer Sponsored Holding); and

B. ensure that the Acceptance Form and any documents required by the terms of the Offer and the instructions on the Acceptance Form are received before the end of the Offer Period, at the following address:

Coca-Cola Amatil Takeover Offer
Computershare Investor Services Pty Limited,
GPO Box 7115
Sydney, New South Wales, 1115

or, if by hand delivery, delivered to the following address:

Coca-Cola Amatil Takeover Offer
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney, New South Wales, 2000

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting shareholder.

Acceptance of the Offer in respect of Your Neverfail Shares which are in an Issuer Sponsored Holding shall not be complete until the properly completed Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) has been received at the address specified above. CCA may, however, in its sole discretion waive at any time, prior to the end of the Offer Period, all or any of those requirements.

(iii) **If some of Your Neverfail Shares are held in a number of forms**

If some of Your Neverfail Shares are in different holdings, your acceptance of this Offer will require action under sections 5.11(b)(i) and 5.11(b)(ii) in relation to the separate portions of Your Neverfail Shares.

(c) Beneficial owners whose Neverfail Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

5.12 New Neverfail Shares issued as a result of exercise of Neverfail Options

You may accept the Offer, in relation to Neverfail Shares which become registered in your name in Neverfail's register of members, in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares during that period pursuant to an exercise of Neverfail Options.

If you exercise Neverfail Options prior to the end of the Offer Period but the underlying Neverfail Shares are not registered in your name in Neverfail's register of members prior to the end of the Offer Period, those Neverfail Shares are excluded from the Offer and any purported acceptance of the Offer in respect of those Neverfail Shares will be invalid.

5.13 Validity of acceptances

Your acceptance will not be valid unless it is made in accordance with the procedures set forth in sections 5.10 to 5.13 of this Bidder's Statement and the instructions on the Acceptance Form. The Acceptance Form forms part of this Offer.

You must choose the method of delivery you will use to deliver your Acceptance Form and all other required documents as set forth in section 5.11. That delivery is at your risk. Persons holding Neverfail Shares through brokers, dealers, commercial banks, trust companies or nominees may request these persons to effect the above deliveries on their behalf.

CCA will determine, in its sole discretion, all questions as to the form of documents, including the validity, eligibility, including time of receipt, and acceptance of Neverfail Shares. The determination of CCA will be final and binding on all parties.

CCA may, in its sole discretion, at any time deem any Acceptance Form it receives to be a valid acceptance in respect of Your Neverfail Shares, even if a requirement for acceptance has not been complied with and may waive any requirement of sections 5.10 to 5.13. Payment of consideration in accordance with the Offer will not be made until any irregularity has been resolved or waived and until all documents required to procure registration of CCA as holder of Neverfail Shares concerned have been received by CCA.

5.14 The effect of acceptance

By signing and returning an Acceptance Form or initiating acceptance of this Offer in accordance with section 5.11 you will or will be deemed to have:

(a) accepted this Offer (and any variation of it) irrevocably in accordance with its terms in respect of all Your Neverfail Shares;

(b) agreed to transfer to CCA Your Neverfail Shares (regardless of the number of Neverfail Shares specified in the Acceptance Form or other acceptance) subject to this Offer being declared free from the conditions set out in section 5.4 or such conditions being fulfilled or waived and subject to the provisions of section 5.10;

(c) authorised CCA (by its directors, officers, servants or agents) to complete on the Acceptance Form correct details of Your Neverfail Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer and transfer Your Neverfail Shares to CCA;

(d) represented and warranted to CCA as a fundamental condition going to the root of the contract resulting from your acceptance that, both at the time of acceptance of this Offer and at the time of registration of the transfer of Your Neverfail Shares to CCA, Your Neverfail Shares (including any Rights) are fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind and that you have full power, capacity and authority to accept the Offer and sell Your Neverfail Shares (including the legal and beneficial ownership in those Neverfail Shares and any Rights);

(e) represented and warranted to, and agreed with CCA, that Your Neverfail Shares in respect of which you have accepted this Offer will be purchased by CCA with all Rights and that you will execute all such instruments as CCA may require for the purpose of vesting in it any such Rights;

(f) irrevocably authorised and directed Neverfail to pay to CCA or to account to CCA for all Rights, subject however to any such Rights received by CCA being accounted for by CCA to you in the event that this Offer is withdrawn or the contract resulting from your acceptance of this Offer is rendered void pursuant to section 5.4(c);

(g) except where Rights have been paid or accounted for under section 5.14(f), irrevocably appointed CCA and its directors from time to time jointly and severally as your attorney in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, to execute all such instruments as CCA may require for the purpose of vesting in it any such Rights;

(h) represented and warranted to CCA that, unless you have notified in accordance with section 5.10(c), Your Neverfail Shares do not consist of separate parcels of Neverfail Shares;

(i) irrevocably appointed CCA and each of its directors, secretaries and officers from time to time jointly and severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, to do all things which you could lawfully do in relation to Your Neverfail Shares or in exercise of any right derived from the holding of Your Neverfail Shares including, without limitation, the rights to:

  (i) attend and vote in respect of Your Neverfail Shares at any and all meetings of Neverfail;

  (ii) requisition or join with other holders of Neverfail Shares in requisitioning and/or convening a meeting of the members of Neverfail;

  (iii) demand a poll for any vote to be taken at any meeting of Neverfail shareholders;

  (iv) propose or second any resolutions to be considered at any and all meetings of Neverfail shareholders;

  (v) execute all forms, transfers, assignments, notices, instruments (including instruments appointing a director of CCA as a proxy in respect of all or any of Your Neverfail Shares and a transfer form for Your Neverfail Shares), proxies, transfers, consents, agreements and resolutions relating to Your Neverfail Shares and as may be necessary or desirable to convey Your Neverfail Shares and Rights to CCA; and

(vi) request Neverfail to register in the name of CCA or its nominee Your Neverfail Shares which you hold on any register of Neverfail;

and to have agreed that in exercising the powers conferred by that power of attorney the attorney shall be entitled to act in the interests of CCA as the beneficial owner and intended registered holder of Your Neverfail Shares in respect of which you have accepted this Offer and to have further agreed to do all such acts, matters and things that CCA may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of Neverfail) if requested by CCA.

CCA will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph. This appointment, being given for valuable consideration to secure the interest acquired in Your Neverfail Shares, is irrevocable and terminates upon registration of a transfer to CCA or its nominee of Your Neverfail Shares;

(j) agreed not to attend or vote in person at any general meeting of Neverfail or to exercise or purport to exercise any of the powers conferred on CCA or its nominee in paragraph (i) above;

(k) agreed to indemnify CCA in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your Neverfail Shares being registered by Neverfail without production of Your Holder Identification Number for your Neverfail Shares;

(l) authorised CCA to notify Neverfail on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Neverfail Shares in respect of which you have accepted this Offer is at the address of CCA as specified by CCA in the notification, and that all such notices are to be marked care of CCA and to have directed Neverfail to serve all correspondence, payments or notifications in respect of any Rights and other communications and documents whatsoever in respect of those Neverfail Shares to CCA at that address;

(m) if at the time of acceptance of this Offer Your Neverfail Shares are in a CHESS Holding, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions, or those conditions are satisfied, authorised CCA to cause a message to be transmitted to SCH in accordance with SCH Business Rule 16.6.1 so as to transfer Your Neverfail Shares to CCA's Takeover Transferee Holding. CCA shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

The undertakings and authorities referred to in this section 5.14 will (unless otherwise stated herein) remain in force after you receive the consideration for Your Neverfail Shares acquired by CCA and after CCA becomes registered as holder of them.

5.15 Rights

If CCA becomes entitled to any Rights pursuant to an acceptance of this Offer, it may require you to give to CCA all documents that may be necessary to vest in it title to those Rights. If you do not give these documents to CCA or if you have received the benefit of those Rights, CCA will be entitled to deduct from the consideration otherwise due to you the amount or value (as reasonably assessed by CCA) of such Rights.

6. Provision of cash consideration

6.1 Cash consideration

The consideration for the acquisition of Your Neverfail Shares under the Offer is to be satisfied wholly by payment in cash.

6.2 Amount payable

Based on the number of Neverfail Shares and Neverfail Options on issue at the date of this Bidder's Statement and not including Neverfail Shares already owned by CCA, the maximum amount of consideration which would be payable by CCA under the Takeover Bid for Neverfail Shares if every holder of Neverfail Shares accepted the Offer (including holders of new Neverfail Shares which would become subject of the Offer if all of the Neverfail Options were exercised during the Offer Period) is approximately $192.1 million.

6.3 Sources of funds

CCA will use an existing syndicated revolving cash advance facility for $385,937,500 ("**Facility**") available to it for general corporate funding requirements to fund the cash required to pay the consideration under the Offer.

Facility

The Facility is provided by:

- Australian and New Zealand Banking Group Limited (for up to $118,750,000) ("**Agent**");
- Westpac Banking Corporation (for up to $89,062,500);
- ING Bank N.V Sydney Branch (for up to $59,375,000);
- Citibank N.A (for up to $59,375,000); and
- UBS Australia Limited (for up to $59,375,000),

(the "**Banks**"). The Facility is available for drawing until 13 November 2003.

At the date of this Bidder's Statement, the full amount of the Facility is available to be drawn down and is sufficient to finance the acquisition by CCA of all of the Neverfail Shares subject of the Offer (including all of the new Neverfail Shares which would become subject of the Offer if all of the Neverfail Options were exercised during the Offer Period) together with all costs of the Offer.

Documentation

The Facility was originally entered into by CCA on 16 November 1998 and subsequently amended on 14 May 2001 and 5 June 2002 ("**Facility Agreement**"). The Facility Agreement, together with certain fee letters, comprises the "**Transaction Documents**" for the purposes of the Facility.

The Facility Agreement contains provisions relating to the payment of interest and repayment of principal, representations and warranties, events of default and other covenants. Except to the extent described below, these provisions are customary for transactions similar to the Facility.

Conditions Precedent

The Banks are not obliged to make any drawing available to CCA unless:

- the representations and warranties made in connection with the Transaction Documents are true and not misleading, by omission or in any other way, at the relevant drawdown date; and

- as at the relevant drawdown date, no event of default or potential event of default has occurred which has not been remedied or waived or would result from the drawing of the amount advanced (or to be advanced).

CCA expects that these conditions precedent will be satisfied prior to any cash payments being required to be made under the Offer.

Representations and Warranties

Representations and warranties contained in the Facility Agreement include (amongst other things) that:

- there has been no material adverse change, since the date of CCA's last accounts, in the CCA Group's financial condition, assets, revenues, business or prospects; and

- certain bottler's agreements between the CCA Group and The Coca-Cola Company are valid and enforceable.

CCA is not aware of, and does not expect that there will occur, any breaches of representations or warranties contained in the Facility Agreement which could prevent CCA from drawing funds under the Facility.

Events of Default

Events of default contained in the Facility Agreement include (amongst other things):

- failure to pay any amount owing under the Transaction Documents when due;

- breach of representations or warranties;

- cross defaults in relation to other debt of CCA or its subsidiaries;

- a Transaction Document becoming void, voidable or unenforceable; and

- in certain circumstances termination or cancellation of a bottler's agreement between the CCA Group and The Coca-Cola Company.

CCA is not aware of the occurrence of, and does not expect that there will occur, any events of default contained in the Facility Agreement which could result in a termination of that agreement or prevent CCA from drawing funds under the Facility.

Review Event

The Facility Agreement provides that if there is a change in the long term credit rating of CCA by Standard & Poor's (Australia) Pty Limited, the Agent will conduct a review of the interest margin and/or the fees payable under the Transaction Documents and obtain instructions from Banks whose commitments or participations in amounts outstanding under the Facility represent at least 66⅔% of the aggregate (**"Majority Lenders"**) as to whether or not there should be an increase or decrease in the margin and/or fees. Any Bank which does

not form part of the Majority Lenders may elect to no longer participate in the Facility or, if Majority Lenders do not determine an appropriate increase or decrease, any of the Banks may elect to no longer participate in the Facility.

CCA has no reason to believe that there will be a change to its long term credit rating by Standard & Poor's (Australia) Pty Limited during the Offer Period which could trigger the review event referred to above.

7. Tax considerations

7.1 Introduction

The following is a general description of the Australian income and capital gains tax consequences to Neverfail shareholders of the acceptance of the Offer. The comments set out below are relevant only to those Neverfail shareholders who hold their Neverfail Shares as capital assets for the purpose of investment. If you trade in shares you will need to get independent professional advice.

The following summary is intended only for Neverfail shareholders resident in Australia for income tax purposes. Neverfail shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. Furthermore, this summary is not intended for Neverfail shareholders who acquired their shares in respect of their (or an associates) employment at Neverfail (or an associated company).

The following description is based upon the law in effect at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete Bidder's Statement of the law applicable to the particular circumstances of every Neverfail shareholder. Neverfail shareholders should seek independent professional advice in relation to their own particular circumstances.

7.2 Capital gain or loss on disposal of Neverfail Shares

The sale of Your Neverfail Shares pursuant to the Offer will involve the disposal by you of Your Neverfail Shares by way of transfer to CCA. This change in the ownership of Your Neverfail Shares will constitute a CGT event for Australian capital gains tax purposes. The date of disposal for capital gains tax purposes will be the date that you accept the Offer. If, for any reason the Offer does not proceed, no disposal event will occur and no capital gains tax implications will arise.

If you are an Australian resident you may make a capital gain or a capital loss from the disposal of Your Neverfail Shares. These amounts will be relevant in determining whether you have a net capital gain to include in your taxable income for the year.

In general, capital gains and capital losses are firstly aggregated to determine whether there is a net capital gain, which is calculated after taking into account any discount capital gains or other concessions in respect of the capital gains. The remaining net capital gain is included in assessable income, and is subject to income tax. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

Capital Gain

If the capital proceeds from the disposal of Your Neverfail Shares are more than the cost base (or in some cases, the indexed cost base) of those shares a capital gain would arise.

The capital proceeds of the CGT event will be the cash received by you in respect of the disposal of Your Neverfail Shares.

The cost base of Your Neverfail Shares will generally be their cost of acquisition plus any incidental costs of acquisition (such as brokerage and stamp duty).

If the Neverfail Shares were acquired at or before 11.45 am on 21 September 1999, a Neverfail shareholder who is an individual, a complying superannuation entity or the trustee of a trust

may elect to adjust the cost base of the Neverfail Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the Neverfail Shares were acquired until the quarter ended 30 September 1999. Neverfail shareholders which are companies will be entitled to include that indexation adjustment without making an election if their Neverfail Shares were acquired at or before 11.45 am on 21 September 1999 and held for more than 12 months before their disposal.

Indexation adjustments are taken into account only for the purposes of calculating a capital gain.

Neverfail shareholders who are individuals, complying superannuation entities or trustees and who do not or cannot elect to adjust their cost base for indexation (as outlined above) can discount the amount of the capital gain in respect of the disposal of the Neverfail Shares if they have held their Neverfail Shares for more than 12 months before the date of disposal (referred to as the **"CGT Discount"**). The CGT Discount is applied only after any available capital losses have been applied to the capital gain. For individuals and trustees the discount rate is 50% and for complying superannuation entities the discount rate is 33⅓%.

Neverfail shareholders which are companies do not qualify for a CGT Discount.

Capital Loss

If the capital proceeds are less than the reduced cost base of your Neverfail Shares, a capital loss would arise. Generally, the reduced cost base of your Neverfail Shares is the cost base (discussed above) without any adjustment for indexation. The CGT Discount does not apply to capital losses.

8. Additional information

8.1 Neverfail securities on issue

Based on documents lodged by Neverfail with ASX, the total number of securities in each class in Neverfail at the date of this Bidder's Statement is as follows:

Class	Number
Neverfail Shares	95,185,688
Neverfail Options (with exercise prices varying from $2.00 to $4.28 and various exercise dates and expiry dates)	4,445,295

8.2 Interests of CCA

(a) **Relevant interests in Neverfail securities**

As at the date of this Bidder's Statement, CCA had a relevant interest in 14,270,000 Neverfail Shares (representing 14.99% of the issued capital of Neverfail) and a relevant interest in no Neverfail Options.

As at the date immediately before the first Offer was sent, CCA had a relevant interest in [XXX] Neverfail Shares and [XXX] Neverfail Options.

(b) **Voting power in Neverfail**

As at the date of this Bidder's Statement, the voting power of CCA in Neverfail was 14.99%.

As at the date immediately before the first Offer was sent, the voting power of CCA in Neverfail was [XXX]%.

(c) **Price paid for Neverfail Shares by CCA or associates**

On 28 April 2003, CCA purchased a total of 14,270,000 Neverfail Shares for $2.25 each.

(d) **Relevant interest and voting power of The Coca-Cola Company**

Because The Coca-Cola Company owns more than 20% of CCA's issued ordinary shares, The Coca-Cola Company has the same relevant interest and voting power in Neverfail as CCA has.

8.3 Substantial shareholders

Based on documents lodged with ASX, at the date of this Bidder's Statement, the substantial shareholders in Neverfail (other than CCA) are set out in the table below. The voting power of each of those substantial shareholders, and the number of Neverfail Shares representing that voting power, at the date of the last substantial shareholder notice lodged with ASX by each of following substantial shareholders is as follows:

Substantial shareholder	Number of Neverfail Shares	Voting Power
J B Were Group Holdings Pty Limited	11,383,737	12.02%
ING Australia Limited	11,287,328	11.91%
AMP Limited	10,937,764	11.54%
Perpetual Trustees Australia Limited	10,846,578	11.44%
Morgan Stanley Investment Management Limited	9,757,238	10.60%
Australia & New Zealand Banking Group Limited	9,139,891	9.64%
Deutsche Asset Management (Australia) Limited	8,804,359	9.40%
Commonwealth Bank of Australia	7,029,736	7.42%

The table above does not include any effect of the acquisitions of Neverfail Shares made by CCA referred to in section 8.2(c) or issues of Neverfail Shares after the date that a substantial shareholder lodged its last substantial shareholder notice with ASX.

8.4 Dealing in prior 4 months

Except as set out in section 8.2 of this Bidder's Statement, neither CCA nor any associate of CCA has provided or agreed to provide consideration for any Neverfail Shares under a purchase or agreement during the 4 months before the date of this Bidder's Statement.

8.5 No collateral benefits

Except as set out in section 8.2 of this Bidder's Statement, neither CCA nor any associate of CCA gave or offered to give or agreed to give a benefit to another person during the period of four months before the date of this Bidder's Statement where the benefit was likely to induce the other person, or an associate of that person, to:

(a) accept any Offer; or

(b) dispose of Neverfail Shares,

which benefit is not offered to all holders of Neverfail Shares under the Offer.

8.6 Regulatory issues

(a) **Foreign Acquisition and Takeovers Act 1975**

The Foreign Acquisitions and Takeovers Act regulates (among other matters) the acquisition of shares in certain Australian corporations where the acquisition results in the company being controlled by a foreign person or results in a change in the identity of the foreign controllers of the corporation.

The Offer is subject to approval or non objection by the Treasurer under Part II of the Foreign Acquisitions and Takeovers Act regarding the acquisition of shares in Neverfail by CCA (see section 5.4(a)(i)).

CCA lodged an application with the Foreign Investment Review Board on 29 April 2003.

The condition in Section 5.4(a)(iii) of this Bidder's Statement will not be triggered by, and CCA will not be able to rely on that condition because of, approval (or non-objection) by the Treasurer of the acquisition of 15% or more of all Neverfail Shares by any person.

(b) **Public Authorities**

The Offer is subject to a condition that no decision (preliminary or final) of any Public Authority is in effect, and that no application is commenced by, or made to, any Public Authority, which restrains or prohibits (or, if granted, could restrain or prohibit) or otherwise materially adversely impacts upon the Offer or completion of any transaction contemplated by the Offer. For these purposes, the term Public Authority includes the Australian Competition and Consumer Commission ("**ACCC**") and the Federal Court of Australia.

CCA has provided the ACCC with a submission in relation to the effect on competition of an acquisition by CCA of Neverfail. CCA does not believe that the acquisition of the Neverfail Shares under the Offer will be restrained by the ACCC.

8.7 CCA director shareholdings in Neverfail

David Gonski, the Chairman of CCA, is the beneficial owner of 4,968 Neverfail Shares.

8.8 Neverfail's ASX material disclosures

Based on documents lodged by Neverfail with ASX, set out below is a summary of the material announcements by Neverfail to ASX since Neverfail's 2002 Annual Report was lodged with ASX by Neverfail on 4 October 2002.

A copy of each of the announcements below is attached to this Bidder's Statement as Annexure A.

Date	Subject
28/02/2003	Open Briefing of Neverfail's CEO on H2 03 Outlook
26/02/2003	Presentation - Half-Year Results
26/02/2003	Neverfail announcement of increases in revenue by 15%
26/02/2003	Appendix 4B in respect of Neverfail's Half-Year Report
26/02/2003	Neverfail's Half-Year Accounts contained in Neverfail's Half-Year Report

26/11/2002	Open Briefing of Neverfail's CEO - Business Update
15/11/2002	Chairman's Address to Shareholders
15/11/2002	Neverfail's Founder Retires from Board

8.9 Coca-Cola Amatil ASX announcement

The text of the announcement by CCA to ASX in relation to this Offer is attached as Annexure B.

8.10 Consent

UBS Warburg Australia Equities Limited has given its consent to each statement by it and to each statement said in this Bidder's Statement to be based on a statement by it, being included in this Bidder's Statement in the form and context in which it is included and has not withdrawn that consent before the Bidder's Statement was lodged with ASIC.

8.11 No other material information

There is no other information which:

(a) is material to the making of the decision by a person to whom this Offer is made whether or not to accept an Offer;

(b) is known to CCA; and

(c) has not previously been disclosed to the holders of Neverfail Shares,

other than as disclosed in this Bidder's Statement (including the Annexures).

9. Defined terms and interpretation

9.1 Defined Terms

In this Bidder's Statement the following words have these meanings unless the contrary intention or the context otherwise requires:

"**Acceptance Form**" means the acceptance and transfer form enclosed with this Bidder's Statement which forms part of the Offer.

"**Agent**" has the meaning given in section 6.3.

"**Announcement Date**" means 29 April 2003.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Bank**" has the meaning given in section 6.3.

"**Bidder's Statement**" means this Bidder's Statement in respect of the Offer given by CCA pursuant to part 6.5 of the Corporations Act and in compliance with the requirements of section 636 and 637 of the Corporations Act.

"**Broker**" means a member organisation admitted to participate in the CHESS under Rule 2.1.1 of the SCH Business Rules.

"**CCA**" means Coca-Cola Amatil Limited, ABN 26 004 139 397.

"**CCA Group**" means CCA and each of its subsidiaries.

"**CGT**" means capital gains tax.

"**CHESS**" means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

"**CHESS Holding**" has the meaning set out in the SCH Business Rules.

"**Controlling Participant**" means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules.

"**Corporations Act**" means the Corporations Act 2001 (Cth).

"**Facility**" has the meaning given in section 6.3.

"**Facility Agreement**" has the meaning given in section 6.3.

"**Issuer Sponsored Holding**" means a holding of Neverfail Shares on Neverfail's issuer sponsored sub-register.

"**Listing Rules**" means the official listing rules of ASX.

"**Majority Lenders**" has the meaning given in section 6.3.

"**Neverfail**" means Neverfail Springwater Limited, ABN 43 003 559 519.

"**Neverfail Group**" means Neverfail and each of its subsidiaries.

"**Neverfail Options**" means unlisted options to subscribe for Neverfail Shares granted by Neverfail under the Neverfail Option Plan which are on issue as at 10.00am (Sydney time) on the Record Date and all Rights attaching to them.

"**Neverfail Option Plan**" means the Neverfail Executive Share Option Plan under which options may be issued to directors and other executive officers of Neverfail.

"**Neverfail Shares**" means fully paid ordinary shares in the capital of Neverfail and all Rights attaching to them.

"**Non-Broker Participant**" means an entity admitted to participate in CHESS under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules.

"**Offer**" means the offer by CCA to acquire Neverfail Shares set out in section 5 of this Bidder's Statement.

"**Offer Period**" means the period or extended period during which the Offer is to remain open in accordance with section 5.5 of this Bidder's Statement.

"**person**" means an incorporated or unincorporated body or association as well as a natural person.

"**Prescribed Occurrence**" means any of the following events occurs:

(a) Neverfail converts all or any of its shares into a larger or smaller number of shares;

(b) Neverfail or a subsidiary of Neverfail resolves to reduce its share capital in any way;

(c) Neverfail or a subsidiary of Neverfail:

  (i) enters into a buy-back agreement; or

  (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) Neverfail or a subsidiary of Neverfail issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(e) Neverfail or a subsidiary of Neverfail issues, or agrees to issue, convertible notes;

(f) Neverfail or a subsidiary of Neverfail disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) Neverfail or a subsidiary of Neverfail charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Neverfail or a subsidiary of Neverfail resolves that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Neverfail or of a subsidiary of Neverfail;

(j) the making of an order by a court for the winding up of Neverfail or of a subsidiary of Neverfail;

(k) an administrator of Neverfail, or of a subsidiary of Neverfail, being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Neverfail or a subsidiary of Neverfail executing a deed of company arrangement; or

(m) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Neverfail or of a subsidiary of Neverfail.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.

"Record Date" means the date set by CCA under section 633(2) of the Corporations Act and notified to ASX under section 633(4) of the Corporations Act.

"Rights" means all accretions and rights attaching to or arising from Neverfail Shares on or after the Announcement Date including, without limiting the generality of the foregoing, all rights to receive dividends, bonuses or other share of Neverfail's profits and assets as well as all rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid or issued by Neverfail on or after the Announcement Date.

"SCH" means the securities clearing house which administers the CHESS system in Australia.

"SCH Business Rules" means the rules of SCH from time to time.

"Takeover Bid" means an off-market takeover bid for Neverfail Shares made by CCA in accordance with the Offers pursuant to chapter 6 of the Corporations Act.

"Takeover Transferee Holding" has the meaning set out in the SCH Business Rules.

"Transaction Document" has the meaning given in section 6.3.

"Transferred Shares" has the meaning given in section 5.10.

"Treasurer" means the Treasurer of the Commonwealth of Australia.

"Your Neverfail Shares" means all of the Neverfail Shares the subject of the Offer in respect of which you are registered as holder as at 10.00am (Sydney time) on the Record Date and any other Neverfail Shares in respect of which you become registered as the holder in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares during that period pursuant to the exercise of Neverfail Options.

9.2 Interpretation

(a) Terms used in this Bidder's Statement have the meaning (if any) given to them in chapter 6 of the Corporations Act or the SCH Business Rules unless that meaning is inconsistent with the context in which the term is used.

(b) In this Bidder's Statement:

(i) headings are for convenience only and do not affect the meaning of the paragraphs they introduce;

and unless the context otherwise requires:

(ii) the singular includes the plural and vice versa;

(iii) words importing any gender include any other genders;

(iv) references to persons include corporations;

(v) appendices and annexures to this Bidder's Statement form part of this Bidder's Statement;

(vi) references to paragraphs are to paragraphs in this Bidder's Statement;

(vii) references to "dollar" or "$" are references to Australian currency.

(c) To the extent permissible under applicable law, this Bidder's Statement and the Offer are governed by Australian law.

'Coca-Cola', 'Vanilla Coke', 'diet Coke', 'Fanta', 'Sprite', 'Lift', 'Lift Plus', 'POWERãDE' and the 'ã' symbol, 'pump' and 'Fruitopia' are trade marks of The Coca-Cola Company.

Dated: 29 April 2003

Signed on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397
by **Terry J Davis**, director, who is authorised to sign this Bidder's Statement following a resolution of the directors of CCA



Terry J Davis

Annexure A

Neverfail's Material ASX Announcements

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.





corporatefile.com.au

Neverfail Springwater Limited
Level 7, Building 2
423 Pennant Hills Road
Pennant Hills NSW 2120

Date of Lodgement: 28-Feb-2003

Title: Open Briefing. Neverfail Springwater. CEO on H2 03 Outlook

corporatefile.com.au
Neverfail Springwater Limited reported a net profit of $4.9 million for the first half ended December 2002, up 22 percent from the previous corresponding period, excluding a $0.5 million one-off benefit in the previous period. You've maintained your net profit target of $12.0 million to $12.8 million for the full year ending June 2003, which implies a second half result of $7.1 million to $7.9 million, up 42 percent and 58 percent respectively. What makes you confident you can achieve this target?

CEO Steve Keim
We feel our full-year growth target of 26 to 34 percent is reasonable in the context of last year's cool summer. January through March normally represents around 45 percent of our full-year profit.

What makes us confident is we've improved our average pricing per bottle and grown our customer base. At the same time, we've improved the quality of our customers and seen some growth in the water-only segment, which is a sideline, but none the less a positive.

The summer weather's been kind to us, and we're past the bulk of the costs associated with the transition to independent distributorships and the introduction of the hand-held data consoles. We can now take advantage of those developments and focus on costs in the second half.

All in all, we've got the platform set to achieve our objectives.

corporatefile.com.au
First-half EBITDA was $16.4 million, up 14 percent. This is only slightly below your long-term target of 15 percent growth, yet customer numbers were up by only 7 percent as opposed to the long-term target of 10 percent. Has there been a structural change that allows you to achieve higher earnings on lower customer numbers?

CEO Steve Keim
It's due to a combination of factors, and certainly the increased quality of our customers is a structural change that's contributed. A more rigorous pricing policy and requiring credit card payment from our residential customers mean our customer base is more solid.

The other structural change is our use of contracted distributors who are paid on a commission basis instead of on a salary – or fixed cost – basis. This means our distribution costs are now higher overall in the high volume months and lower in the low volume winter months. This negatively affected the first half as distributors signed on mostly in the second quarter. Conversely, the cost of distribution should be much lower than a year ago for the April to June period. Overall, distribution costs should be lower on an annual basis with the distributor model than with employees.

While we've benefitted from increasing consumption versus a year ago because seasonal conditions have been better, growing the consumption of our existing customers is an ongoing project. And we're using technology to reduce costs and improve our efficiencies, all of which should continue to generate improvements in EBITDA.

corporatefile.com.au
What's the outlook for full-year customer growth and EBITDA?

CEO Steve Keim
I'd say customer growth will be in line with the first half. It's harder for us to get customers because we've raised the standard but our churn rate is lower, which increases our efficiency.

We'd expect EBITDA growth for the full year in the 19 to 23 percent range.

corporatefile.com.au
Neverfail's distribution costs increased to $7.2 million in the first half, equivalent to 19.4 percent of sales and up from $6.1 million, or 18.7 percent of sales in the previous first half. You've indicated that one-off transition costs had some impact. Can you quantify these costs and indicate whether they'll continue during the second half?

CFO Simon Finnigan
We had a total of about $400,000 in transition costs related to three major projects – the roll-out of the hand-held data consoles, the changeover to independent distributors, and the relocation of our New South Wales distribution centre.

One-off costs related to the hand-helds were about $100,000 in terms of extra shifts through the introduction period and training. We think we're over the hump in this area.

Under the new distributor contracts, we agreed to fix up our trucks before we handed them over, which also cost about $100,000. Plus we had additional wages and training costs of another $100,000 relating to the distributorships. In many cases, we started the distributors on a casual basis for the first one or two months to see that the job was right for them and they were right for us before we offered them the contract.

The moving of machinery and equipment and other expenses related to the relocation of our distribution centre to Arndell Park from Thornleigh also cost us about $100,000. The relocation is complete.

We don't expect those costs to be material in the second half, and for the full year, I'd expect our distribution costs to be around 18.5 to 19 percent of sales.

corporatefile.com.au
Following your adoption of a predominantly independent distribution network, what do you see as an appropriate level for distribution costs in relation to sales going forward?

CFO Simon Finnigan
I'd see around 18 percent as appropriate. But bear in mind we'll make some additional savings in a couple of other cost areas, most notably in truck leasing costs. That of course won't come through immediately because under the distributorship agreements we've agreed to pay two thirds of the lease in the first year, one-third the next year, and none from the following year.

We'll also have lower workers' compensation costs, which will reduce our administration expenses to some extent.

As Steve said, the real cost benefit of the distributorships is in cooler weather like the winter months, when the previously fixed employee cost had to be absorbed over a lower number of bottles delivered. With the contractor model, the costs become variable.

corporatefile.com.au
During the first half, Neverfail's customer churn was 7 percent less than in the previous comparable period, continuing a recent positive trend. What indications do you have regarding the impact on customer churn of the changeover to independent distributors?

CEO Steve Keim
We've now converted about 70 percent of our total delivery network from employees to distributorships and our experience so far supports our view that the change aligns the interests of the delivery people with those of the customer, and better service means less churn.

What we're finding is a slight negative impact on customer churn during the changeover process, when there might be some re-scheduling or re-routing. But after the transition's completed, the churn rate improves noticeably. And we've got a variety of programmes in place with the distributors to continue to build on that, such as weekly evaluations of performance and service standards.

corporatefile.com.au
You've targetted average rental per customer of about $197 for the current year, compared with $184 in the previous year. What was the average rental for the first half and are you in line to achieve the forecast?

CEO Steve Keim
It's difficult to quantify at this point because of our monthly versus annual payment mix. What I can say is we're up in what we're targetting from new cooler customers and we're adjusting rental prices for selected existing customers. Our average cooler rental prices are up in all our markets. However, we've had relatively strong growth in some of our newer, regional markets where rental prices are lower, which means we're unlikely to meet the target of $197 this year.

corporatefile.com.au
In spite of the 14 percent rise in EBITDA in the first half, Neverfail's operating cash flow before interest and tax was up only 6 percent to $10.7 million. What's the outlook for operating cash flow for the second half?

CFO Simon Finnigan
Operating cash flow in the first half will always be lower than EBITDA due to the seasonality of our business, as December debtors are considerably higher than June debtors. This reverses in the second half and operating cash flow will exceed EBITDA.

Our full-year cash projection shows we'll have about $5 million in the bank at the end of June.

corporatefile.com.au
First-half capex was $4.7 million, down from $7.1 million. To what extent is the first-half capex indicative of the level of spending going forward?

CFO Simon Finnigan
Traditionally our second-half capex is a lot less. We're looking at full-year capex of about $8 million to $9 million, compared with about $13 million last year.

Moving forward, we'd anticipate capex growth of 8 to 10 percent, in line with our customer growth.

corporatefile.com.au
Net debt increased to $65.7 million at the end of December, up from $63.2 million at the end of June 2002, while shareholders' equity rose to $15.9 million from $8.9 million. What's the outlook for debt levels for the end of June 2003?

CFO Simon Finnigan
We'll use our projected $5 million cash in hand to pay down debt at the end of the year. So we should end up with around $57 million of debt.

corporatefile.com.au
Neverfail announced a fully franked dividend of 4.4 cents per share for the first half, unchanged from the previous first half. The payout ratio was 84 percent. What's the outlook for the full-year dividend and is the relatively high payout ratio sustainable?

CEO Steve Keim
In our prospectus, we said we'd pay out around 70 percent of full-year earnings, and because of the seasonality of the business, the first-half payout ratio tends to be higher. We tend to look at it in terms of free cash rather than net profit after tax in deciding year to year whether it's best to return the funds to shareholders or reinvest in the company.

It's also worth noting we have quite a high level of support for our dividend reinvestment plan. Last year, we had a take-up of about 50 percent. In the past, we've offered a 5 percent discount relating to the plan but for this interim dividend we're not offering any discount.

corporatefile.com.au
At its current level of $2.00, Neverfail's share price is down 55 percent from its high of $4.43 in December 2000 and there's speculation that the company has become an acquisition target. Is there any basis to this speculation?

CEO Steve Keim
We continue to talk with a wide range of parties, but the tenor of these conversations hasn't changed much over the last couple of years. We have a lot of visibility, being one of the few publicly held home and office bottled water delivery companies. And the industry continues to consolidate globally, which was highlighted recently by Nestle's takeover of Powwow, the largest bottled water company in Europe.

But for the major global companies, the bottom line is we're operating in Australia, which represents a potential market of only 19 million people. So I don't see anything changing dramatically one way or another in the shorter term.

corporatefile.com.au
Thank you Steve and Simon.

For previous Open Briefings with Neverfail Springwater, visit www.corporatefile.com.au

For more information about Neverfail Springwater, visit www.neverfail.com.au

6


Neverfail

Neverfail Springwater Limited

Interim Financial Results

<u>Six-month reporting period to 31 December 2002</u>

Financial Highlights

- 15% increase in revenue
- 14% increase in EBITDA
- 22% increase in Net Profit Before Tax
- Fully franked interim dividend of 4.4c

Neverfail

Financial Highlights

- 9%* increase in Net Profit After Tax
- 9%* increase in Earnings Per Share

*** If the effect of a one-off tax credit in the December 2001 reporting period is removed, NPAT in the December 2002 period has effectively increased by 22 per cent.**

Neverfail

Operational Highlights

- 7% increase in customer numbers
- 7% reduction in customer churn
- 7% increase in litres consumed per cooler
- Approximately 70% of distribution force now external

Neverfail

Outlook

<u>Full year expectations</u>

- 27% to 33% increase in NPAT (between $12.1m and $12.8m)

- Early indications for this half are good - monthly revenue of $8.2m in January 2003 (up 13% on January 2002)

Neverfail

Key Operational Activities

Neverfail

Key Activities

Distribution

- Transition from internal distribution infrastructure is approximately 70% complete
- Reduction in fixed costs
- Stronger service focus - more incentive
- Initial investment leading to long-term, permanent benefits

Neverfail

Key Activities

<u>Computers for Distributors</u>

- Introduction of hand-held computers nearly completed
- Better inventory control
- More efficient routing
- Better customer service
- No paperwork means faster dispatch
- A worthwhile up-front investment

Neverfail

Key Activities

Customer Retention

- Successful implementation of initiatives designed to reduce churn
- Better service is the key

Neverfail

Key Activities

New production facilities in NSW

- Major logistical advantages
- Better positioned to manage production growth

Neverfail

Key Activities

<u>HomeSpring Cooler</u>

- Encouraging reaction and sales leads have led to appointment of US representative
- Yet to finalise agreement with major international bottler
- Conservative approach

Neverfail

Overall

- Increased customer numbers
- More sales-oriented and motivated distribution and service team
- Reduced administration costs
- Better customer service leading to increased customer retention

Neverfail

Financial Information

Neverfail

Key Numbers

Six-months to 31 December 2002 ($m)

Revenue	37.17	+15%
EBITDA	15.43	+14%
EBITA	11.28	+13%
Net Profit Before Tax	7.47	+22%
Net Profit After Tax	4.94	+9%*

*** Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.061m instead of $4.54m and therefore NPAT in 2002 is effectively a 22 per cent increase over the December 2001 amount.**

Revenue



40000
35000
30000
25000
20000
15000
10000
5000
0
$m
29729
32381
37174
2000
2001
2002
6-months to 31 December

Neverfail

Customer Growth


120000
100000
80000
60000
40000
20000
0
64244
73800
81954
96688
103035
110126
1997
1998
1999
2000
2001
2002
6-months to 31 December

Neverfail

Customer Churn


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.80%
12.30%
11.40%
6 months to Dec 2000
6 months to Dec 2001
6 months to Dec 2002

Neverfail

Litres Per Cooler


300
280
260
240
220
200
Litres
289
285
265
283
1999
2000
2001
2002
6-months to 31 December

Average daily temperature across all States:

- Six-months to Dec 2000 22.26 °C
- Six-months to Dec 2001 21.70 °C (down 3 per cent)
- Six-months to Dec 2002 22.42 °C (up 3 per cent)

EBITDA



$m
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
12201
13503
15431
2000
2001
2002
6-months to 31 December

Neverfail

Net Profit Before Tax



8000
7000
6000
5000
4000
3000
2000
1000
0
$m
6192
6143
7478
2000
2001
2002
6 months to 31 December

Neverfail

Net Profit After Tax



$m
5200
5000
4800
4600
4400
4200
4000
3800
3600
4119
4548
4942
2000
2001
2002
6-months to 31 December

Neverfail

Expenses



30000
25000
20000
15000
10000
5000
0
$m
20662
22431
25892
2000
2001
2002
6-months to 31 December

Neverfail

Expense Breakdown

	2000	2001	2002
Cost of Sales	12%	11%	12%
Distribution	19%	19%	19%
Administration	20%	19%	18%
Marketing	5%	7%	7%
Depreciation & Leases	13%	14%	14%

Neverfail

Expenses

- An EBITDA margin of 42% was maintained
- Expense growth attributable to one-off costs for major business initiatives
- Will decrease in second half
- Focus on expense management is a second-half priority

Neverfail

Dividends

- Maintained at 4.4c fully franked
- 83% pay-out ratio
- Record date 31 March 2003
- Payment date 7 April 2003

Neverfail

Summary

Neverfail

Summary

Benefits will come from:

- Distributorships (increased service/lower costs)
- Price increases
- Technical innovations
- Further sales success at branch level
- New products

Neverfail

Summary

- Globally, industry is growing at a rate in excess of 10% p.a.
- Industry is still embryonic in Australia.
- Neverfail will sustain growth through steady improvements in customer service, products and marketing methods.

Neverfail

Summary

- Today's numbers have consolidated Neverfail's leadership position in a growing market
- Operational and technology initiatives will lead to a continued increase in customer numbers and efficiencies
- The Company's successful growth model and a solid first-half has ensured Neverfail is well-positioned to meet its full-year forecasts

Neverfail



For release: 26 February 2003

Neverfail increases revenue by 15 per cent

On track to meet full-year growth forecasts

Australia's leading provider of chilled spring water, Neverfail Springwater Limited, has recorded a 15 per cent increase in revenue and a 22 per cent increase in net profit before tax for the six-month period to 31 December 2002.

Other half-year highlights include an increase in cooler customers, a decrease in customer churn and an increase in water consumption per customer.

The Company confirms it is on track to meet its full-year forecasts for 2003, which will result in an increase in net profit after tax of between 27 per cent ($12.1 million) and 33 per cent ($12.8 million).

In accordance with the company's continuing strong financial performance, Directors declared a fully franked interim dividend of 4.4 cents for the December half-year. (Record date 31 March 2003, payment date 7 April 2003.)

Key Financial Information	6 months to 31 Dec 2001 ($million)	6 months to 31 Dec 2002 ($million)	% Increase
Revenue	32.38	37.17	15 %
Earnings before interest, tax, depreciation and amortisation	13.50	15.43	14%
Earnings before interest, tax, and amortisation	9.95	11.28	13%
Net profit before tax	6.14	7.47	22%
Net profit after tax	4.54	4.94	9%*
Earnings per share	4.9 cents	5.3 cents	9%*
Fully franked interim dividend	4.4 cents	4.4 cents	0%

* Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.06m instead of $4.54m and therefore, on a like for like tax basis, the NPAT in 2002 would have been 22% more than for the corresponding period last year.

Neverfail Springwater Limited Chief Executive Officer, Steve Keim, said a broad increase in water consumption was the major highlight of Neverfail's financial performance in the six-month period to 31 December 2002.

"We have benefited from the warm weather since December, and if these conditions continue this should lead to a strong full-year performance," Keim said

"Water revenue in January 2003 was 13 per cent greater than the January 2002 figure."

In the six-month period to 31 December 2002, Neverfail increased customer numbers, enjoyed stronger customer loyalty, generated higher revenues and delivered a strong bottom line.

Neverfail has increased its customer base by seven per cent, while initiatives to decrease customer churn have led to churn being seven per cent less than for the December 2001 reporting period.

The implementation of major operational projects and business initiatives led to a number of transitional one-off costs, which resulted in a 15 per cent increase in expenses in the December 2002 half-year, but importantly the company maintained its 42 per cent EBITDA margin.

Although the growth in revenue, profit and customer numbers this half-year was encouraging, the Company is committed to a process of continuous improvement and cost reduction in the second half of this financial year.

The company continues to evaluate the homespring cooler opportunity in the international market.

"Overall the company is well positioned, with the new operational efficiencies expected to enhance the company's future financial performance," Keim said.

About Neverfail Springwater

Neverfail Springwater was established in 1987, and has been listed on the Australian Stock Exchange since July 1999.

Neverfail pioneered the delivery of bulk bottled water and cooler rental in the Australian market.

Through a combination of organic growth and a series of acquisitions in key markets, Neverfail has subsequently consolidated its position as the number 1 provider of chilled springwater in the Australian market.

It has established market share in all major Australian cities, with an initial focus on the commercial sector now being complemented by continued expansion into the residential market.

For further information, call Chris Muldoon on 02 9437 9968 or 0411 157 914.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Neverfail Springwater Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
43003 559 519	Y		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	Up	15%	To	37,174
Earnings before interest, taxation, and amortisation	Up	13%	To	11,281
Earnings before depreciation, interest , taxation, and amortisation	Up	14%	To	15,431
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	8%	To	5,768
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	Up	9%	To	4,942
Profit (loss) from ordinary activities before tax attributable to members	Up	22%	To	7,477
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	9%	To	4,942

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	-	-
Interim dividend *(Half yearly report only - item 15.6)*	4.4¢	4.4¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	4.4¢	4.4¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend.
(in the case of a trust, distribution) *(see item 15.2)*

31 MARCH 2003

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	37,174	32,381
1.2	Expenses from ordinary activities *(see items 1.24 12.5 + 12.6)*	(26,719)	(23,244)
1.3	Borrowing costs	(2,978)	(2,993)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	7,477	6,144
1.6	Income tax on ordinary activities *(see note below)*	(2,535)	(1,596)
1.7	**Profit (loss) from ordinary activities after tax**	4,942	4,548
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	4,942	4,548
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	4,942	4,548

+ See chapter 19 for defined terms.

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(65,865)	(67,155)
1.13	Net profit (loss) attributable to members (*item 1.11*)	4,942	4,548
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	4,123	-
1.16	Dividends and other equity distributions paid or payable	(4,123)	(4,096)
1.17	**Retained profits (accumulated losses) at end of financial period**	**(60,923)**	**(66,703)**

Profit restated to exclude Amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	5,768	5,362
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	5,768	5,362

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	4,942	4,548
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**4,942**	**4,548**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenues from sale of goods	36,916	32,322
	Cost of sales	(4,348)	(3,709)
	Gross Profit	**32,568**	**28,613**
	Other revenues from ordinary activities	258	59
	Distribution	(7,168)	(6,058)
	Administration	(6,797)	(6,127)
	Marketing	(2,432)	(2,110)
	Depreciation and leases	(5,148)	(4,426)
	Profit from ordinary activities before income tax, interest and amortisation expense (EBITA)	**11,281**	**9,951**
	Amortisation	(826)	(814)
	Borrowing costs	(2,978)	(2,993)
	Profit from ordinary activities before tax	**7,477**	**6,144**
	Income tax expense	(2,535)	(1,596)
	Profit from ordinary activities after tax	**4,942**	**4,548**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	447			447
2.2	Amortisation of other intangibles	379			379
2.3	**Total amortisation of intangibles**	826			826
2.4	Extraordinary items (details)	-			-
2.5	**Total extraordinary items**	-			-

+ See chapter 19 for defined terms.

Comparison of half year profits *(Preliminary final report only)*		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated balance sheet		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	-	-	-
4.2	Receivables	8,813	5,755	7,407
4.3	Investments	-	-	-
4.4	Inventories	1,953	813	964
4.5	Other (provide details if material)	6,005	4,496	3,880
4.6	**Total current assets**	**16,771**	**11,064**	**12,251**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	52,816	52,412	50,269
4.14	Intangibles (net)	24,258	24,791	25,570
4.15	Other (provide details if material)	1,070	1,094	1,263
4.16	**Total non-current assets**	**78,144**	**78,297**	**77,102**
4.17	**Total assets**	**94,915**	**89,361**	**89,353**

+ See chapter 19 for defined terms.

	Current liabilities			
4.18	Payables	2,607	3,016	2,578
4.19	Interest bearing liabilities	3,748	1,173	3,413
4.20	Provisions	2,115	5,729	5,550
4.21	Other (provide details if material)	708	691	696
4.22	**Total current liabilities**	**9,178**	**10,609**	**12,237**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	62,000	62,000	62,000
4.25	Provisions	7,832	7,835	8,452
4.26	Other (provide details if material)			
4.27	**Total non-current liabilities**	**69,832**	**69,835**	**70,452**
4.28	**Total liabilities**	**79,010**	**80,444**	**82,689**
4.29	**Net assets**	**15,905**	**8,917**	**6,664**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	76,828	74,782	73,367
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(60,923)	(65,865)	(66,703)
4.33	**Equity attributable to members of the parent entity**	**15,905**	**8,917**	**6,664**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**15,905**	**8,917**	**6,664**
4.36	Preference capital included as part of 4.33	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding Period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	33,165	32,672
7.2	Payments to suppliers and employees	(22,483)	(22,582)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	6	6
7.6	Interest and other costs of finance paid	(2,978)	(2,993)
7.7	Income taxes paid	(2,598)	(2,034)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**5,112**	**5,069**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(5,530)	(7,059)
7.11	Proceeds from sale of property, plant and equipment	252	208
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(332)	(1,771)
7.17	**Net investing cash flows**	**(5,610)**	**(8,622)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings	-	2,000
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	(2,077)	(1,791)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(2,077)**	**209**
7.24	**Net increase (decrease) in cash held**	**(2,575)**	**(3,344)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	(1,173)	(69)
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**(3,748)**	**(3,413)**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous Corresponding Period - $A'000
8.1	Cash on hand and at bank	-	-
8.2	Deposits at call	-	-
8.3	Bank overdraft	(3,748)	(3,413)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**(3,748)**	**(3,413)**

+ See chapter 19 for defined terms.

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	7,477 / 37,174 = 20%	6,144 / 32,381 = 19%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	4,942 / 15,905 = 31%	4,548 / 6,664 = 68%

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	5.3c	4.9c
	(b) Diluted EPS (if materially different from (a))	5.0c	4.7c
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	94,094,407	92,697,304

NTA backing		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	(8.8)c	(20.3)c

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	6	6
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-

+ See chapter 19 for defined terms.

12.4	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	4,150	3,553
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

The consolidated entity operates entirely in Australia and is engaged in the bottling, marketing and distribution of spring water.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	07 APRIL 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	31 MARCH 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A¢	N/A ¢	N/A¢
15.5	Previous year	N/A¢	N/A¢	N/A¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	4.4¢	4.4¢	4.4¢
15.7	Previous year	4.4¢	4.4¢	4.4¢

+ See chapter 19 for defined terms.

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A¢	N/A¢
15.9	Preference +securities	N/A¢	N/A¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period - $A'000
15.10	+Ordinary securities	4,170	4,096
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**4,170**	**4,096**

The +dividend or distribution plans shown below are in operation.

Neverfail Dividend Reinvestment Plan.
For the interim dividend, there will be no discount on shares issued under the Dividend Reinvestment Plan.

The last date(s) for receipt of election notices for the +dividend or distribution plans	31 MARCH 2003

Any other disclosures in relation to dividends (distributions)

NIL

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities	N/A	N/A
16.3	**Profit (loss) from ordinary activities after income tax**	N/A	N/A
16.4	Extraordinary items net of tax	N/A	N/A
16.5	**Net profit (loss)**	N/A	N/A
16.6	Outside +equity interests	N/A	N/A
16.7	**Net profit (loss) attributable to members**	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 **Equity accounted associates and joint venture entities**				
N/A		N/A		N/A
17.2 **Total**		N/A		N/A
17.3 Other material interests		N/A		N/A
17.4 **Total**		N/A		N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	94,779,253	94,779,253	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	1,077,022 -	1,077,022 -	$1.90 -	$1.90 -
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

				Exercise Price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*				
		4,445,295	NIL	Varied	Varied
18.8	Issued during current period	150,000	NIL	$2.18	Varied
18.9	Exercised during current period	NIL	NIL	N/A	N/A
18.10	Expired during current period	100,000 50,000 50,000 41,667	NIL NIL NIL NIL	$3.35 $3.39 $3.35 $2.00	Varied Varied Varied Varied
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

NIL

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The Directors believe sufficient franking credits will be available to pay franked dividends in the next twelve months.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Change in accounting policy for providing for dividends
Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half - year but not distributed at balance date.

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the half-year ended 31 December 2002. In previous periods in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A

+ See chapter 19 for defined terms

Approximate date the +annual report will be available	N/A

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

☐	The +accounts have been audited.	Y	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: Geoff Tomlinson

+ See chapter 19 for defined terms.

Neverfail Springwater Limited ACN 003559519
Half-year report – 31 December 2002

Contents

	Page
Directors' report	2
Consolidated statement of financial performance	4
Consolidated statement of financial position	5
Consolidated statement of cash flows	6
Notes to the consolidated financial statements	7
Directors' declaration	10
Independent review report to the members	11

This financial report covers Neverfail Springwater Limited and its controlled entities.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by Neverfail Springwater Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Neverfail Springwater Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Neverfail Springwater Limited
c/o McBurney & Partners
Level 7
20 Loftus Street
Sydney NSW 2000.

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations included in the directors' report on the following pages.

Neverfail Springwater Limited and controlled entities
Directors' report

Your directors present their report on the consolidated entity consisting of Neverfail Springwater Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2002.

Directors
The following persons were directors of Neverfail Springwater Limited during the whole of the half-year and up to the date of this report:

G A Tomlinson (Chairman)
C S Keim
J K Fox
M N Rich
H R Hidell III

Mr H M Hilliam resigned as a director on 15 November 2002.
Mr M H Carnegie resigned as a director on 11 December 2002.

Review of Operations
A summary of consolidated revenue and results for Neverfail Springwater Limited is set out below:

	2002 31 December $'000	2001 31 December $'000
Revenue from operating activities	36,916	32,322
Revenue from outside the operating activities	258	59
Total Revenue	37,174	32,381
EBITA	11,281	9,951
Interest	(2,978)	(2,993)
Amortisation	(826)	(814)
Profit before tax	7,477	6,144
Income tax expense	(2,535)	(1,596)
Net profit after tax	4,942	4,548*
Earnings per share	5.3c	4.9c*
Fully franked interim dividend	4.4c	4.4c
Cooler Customers	110,126	103,035

The Board of Directors of Neverfail Springwater Limited today reported a broad increase in growth indicators for the six-month period to 31 December 2002, with major highlights including a 15 per cent increase in revenue to $37.174 million and a 22 per cent increase in net profit before tax to $7.477 million.

Net profit after tax rose by 9 per cent to $4.94 million, while EBITDA increased by 14 per cent to $15.43 million.

Neverfail also increased its customer base by seven per cent to 110,126, while customer churn continues to trend downwards and is now seven per cent less than what was recorded in the December 2001 reporting period.

* Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.06m instead of $4.54m and therefore, on a like for like tax basis, the NPAT in 2002 would have been 22% more than for the corresponding period last year.

Neverfail Springwater Limited and controlled entities
Directors' report

Neverfail's continued focus on quality customer growth and the implementation of major operational projects and business initiatives did result in a number of transitional one-off costs which resulted in a 15 per cent increase in expenses in the December 2002 half-year. One-off costs will be less in the second half of the year.

Although the growth in revenue, profit and customer numbers in this half-year was encouraging , as was the Company's ability to maintain a margin of 42 per cent EBITDA, the Company is committed to a process of continuous improvement and cost reduction in the second half of this financial year.

The Company has benefited from warm weather since December 2002. As an indication of that, Directors reported that water revenue in January 2003 was 13 per cent greater than the water revenue achieved in January 2002.

The Company is on track to meet its full year forecasts for the 2003 financial year, which would result in a year-on-year increase in underlying net profit after tax of between 27 per cent ($12.1 million) and 33 per cent ($12.8 million).

In accordance with the Company's continuing strong financial performance, Directors also declared a fully franked interim dividend of 4.4 cents for the December half-year. (Record date 31 March 2003, payment date 7 April 2003.)

Operational Initiatives

Operational initiatives undertaken or continued in the six-month period to December 2002 contributed strongly to the Company's successful performance. They included:

- The transition from an internal to external distribution system is now 70 per cent complete. This initiative will reduce fixed costs and lead to the establishment of a distribution team with a stronger sales and marketing focus. However, there have been some transitional one-off costs.

- The roll out of hand held computers to distributors is almost complete. These hand held computers provide better inventory control through the delivery of more timely and accurate data. Importantly, the system also provides more comprehensive information and therefore enables routing to become more efficient.

- The successful implementation of a focused sales program designed to extend existing rental agreements.

- Neverfail's NSW operations moved to new premises, delivering major logistical advantages, including greater production space and better truck access. Production has commenced at the new premises.

On an international front, Neverfail's HomeSpring cooler was well received when exhibited at a conference of the International Bottled Water Association (IBWA) in Arizona. Neverfail is executing a test market study in the USA and continues its market assessment in Europe. This will enable the Board to determine its strategic approach by the first half of 2004.

Overall the company is well-positioned, with the new operational efficiencies expected to enhance the company's future financial performance.

Rounding of amounts to nearest thousand dollars.

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

G A Tomlinson
Director

Sydney
26 February 2003

Neverfail Springwater Limited and controlled entities
Consolidated statement of financial performance
for the half-year ended 31 December 2002

	Notes	2002 $'000	2001 $'000
Revenue from operating activities		**36,916**	32,322
Revenue from outside the operating activities		**258**	59
Revenue from ordinary activities		**37,174**	32,381
Expenses from ordinary activities			
Cost of sales		**(4,348)**	(3,709)
Distribution		**(7,168)**	(6,058)
Administration		**(6,797)**	(6,127)
Marketing costs		**(2,432)**	(2,110)
Depreciation and leases		**(5,148)**	(4,426)
Expenses from ordinary activities (excluding amortisation)		**(25,893)**	(22,430)
Profit from ordinary activities before income tax expense, interest expense and amortisation		**11,281**	9,951
Borrowing costs		**(2,978)**	(2,993)
Amortisation		**(826)**	(814)
Profit from ordinary activities before income tax expense	3	**7,477**	6,144
Income tax expense		**(2,535)**	(1,596)
Net profit attributable to members of Neverfail Springwater Limited	4	**4,942**	4,548
Basic earnings per share		5.3c	4.9c
Diluted earnings per share		5.0c	4.7c
Alternative basic earnings per share (excluding amortisation)		6.1c	5.8c
Alternative diluted earnings per share (excluding amortisation)		5.9c	5.5c

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Neverfail Springwater Limited and controlled entities
Consolidated statement of financial position
as at 31 December 2002

	Notes	2002 31 December $'000	2002 30 June $'000	2001 31 December $'000
Current assets				
Cash assets		-	-	-
Receivables		8,813	5,755	7,407
Inventories		1,953	813	964
Other		6,005	4,496	3,880
Total current assets		16,771	11,064	12,251
Non-current assets				
Property, plant and equipment		52,816	52,412	50,269
Deferred tax assets		675	675	866
Intangible assets		24,258	24,791	25,570
Other		395	419	397
Total non-current assets		78,144	78,297	77,102
Total assets		94,915	89,361	89,353
Current liabilities				
Payables		2,607	3,016	2,578
Interest bearing liabilities		3,748	1,173	3,413
Current tax liabilities		-	-	63
Provisions	1	2,115	5,729	5,487
Other		708	691	696
Total current liabilities		9,178	10,609	12,237
Non-current liabilities				
Interest bearing liabilities		62,000	62,000	62,000
Deferred tax liabilities		7,696	7,695	8,315
Provisions		136	140	137
Total non-current liabilities		69,832	69,835	70,452
Total liabilities		79,010	80,444	82,689
Net assets		15,905	8,917	6,664
Equity				
Share capital	5	76,828	74,782	73,367
Accumulated losses	4	(60,923)	(65,865)	(66,703)
Total equity		15,905	8,917	6,664

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Neverfail Springwater Limited and controlled entities
Consolidated statement of cash flows
for the half-year ended 31 December 2002

	Notes	**2002 $'000**	2001 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		**33,165**	32,672
Payments to suppliers and employees (inclusive of goods and services tax)		**(22,483)**	(22,582)
		10,682	10,090
Interest received		**6**	6
Borrowing costs		**(2,978)**	(2,993)
Income taxes paid		**(2,598)**	(2,034)
Net cash inflow from operating activities		**5,112**	5,069
Cash flows from investing activities			
Payment for purchase of controlled entity, net of cash acquired		**-**	-
Payments for property, plant and equipment		**(5,530)**	(7,059)
Payments for acquisition of business and related assets		**(332)**	(1,771)
Proceeds from sale of property, plant and equipment		**252**	208
Net cash outflow from investing activities		**(5,610)**	(8,622)
Cash flows from financing activities			
Proceeds from borrowings		**-**	2,000
Dividends paid	5	**(2,077)**	(1,791)
Net cash inflow / (outflow) from financing activities		**(2,077)**	209
Net decrease in cash held		**(2,575)**	(3,344)
Overdraft at the beginning of the reporting period		**(1,173)**	(69)
Overdraft at the end of the reporting period		**(3,748)**	(3,413)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Neverfail Springwater Limited and controlled entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2002

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2002 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by Neverfail Springwater Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Change in accounting policy for providing for dividends

Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half year but not distributed at balance date.

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the half-year ended 31 December 2002. In previous periods in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

An adjustment of $4,123,000 was made against the consolidated retained profits at the beginning of the half year to reverse the amount provided at 30 June 2002 for the proposed final dividend for the year ended on that date that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced the consolidated current liabilities, provisions and total liabilities at the beginning of the half year by $4,123,000 with corresponding increases in consolidated net assets, retained profits, total equity and the total dividends provided for or paid during the current interim period.

Neverfail Springwater Limited and controlled entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2002

The restatements of consolidated retained profits, total dividends provided for or paid during the half-year and current provisions set out below show the information that would have been disclosed had the new accounting policy always been applied.

	2002 31 December $'000	2001 31 December $'000
Restatement of accumulated losses		
Reported losses at the end of the previous financial year	(65,865)	(67,155)
Change in accounting policy to exclude dividends previously provided but not declared at the year end	4,123	3,698
Restated accumulated losses at the end of the previous financial year	(61,742)	(63,457)
Net profit attributable to members of Neverfail Springwater Limited for the half year	4,942	4,548
Total available for appropriation at the end of the half year	(56,800)	(58,909)
Dividends declared and paid during the half year	(4,123)	(3,698)
Restated accumulated losses at the end of the half year	(60,923)	(62,607)
Dividends provided in the period but not declared by the end of the half year	-	4,096
Reported accumulated losses at the end of the half year	(60,923)	(66,703)
Restatement of total dividends provided for or paid		
Reported total dividends provided for or paid during the half year	4,123	4,096
Adjustment for change in accounting policy (a)	-	(398)
Restated total dividends provided for or paid during the half year	4,123	3,698
Restatement of current liabilities – provisions		
Previously reported carrying amount at the end of the half- year	2,115	5,487
Adjustment for change in accounting policy	-	(4,096)
Restated carrying amount at the end of the half year	2,115	1,391

(a) The $398,000 adjustment for the change in accounting policy represents the difference between the dividends provided at the previous year end but not declared, and the dividends actually declared and paid during the half year period

Note 2. Segment information

The consolidated entity operates entirely in Australia and is engaged in the bottling, marketing and distribution of spring water

Note 3. Interest revenue and expense

	2002 $'000	2001 $'000
Profit from ordinary activities before income tax expense is arrived at after:		
(a) crediting interest as revenue	6	6
(b) charging interest as expense	2,978	2,993

Neverfail Springwater Limited and controlled entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2002

Note 4. Accumulated Losses

	2002 31 December $'000	2002 30 June $'000	2001 31 December $'000
Accumulated losses at the beginning of the period	(65,865)	(67,155)	(67,155)
Net profit attributable to members of Neverfail Springwater Limited	4,942	9,511	4,548
Dividends provided for or paid	(4,123)	(8,221)	(4,096)
Net effect of change in accounting policy	4,123	-	-
Accumulated losses at the end of the period	(60,923)	(65,865)	(66,703)

Note 5. Dividends

	2002 $'000	2001 $'000
Ordinary shares		
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the half years ended 31 December, are as follows:		
Paid in cash	2,077	2,189
Satisfied by issue of shares	2,046	1,907
	4,123	4,096

Dividends not recognised at the end of the half-year

Since the end of the half-year the directors have recommended the payment of an interim dividend of 4.4 cents per fully paid ordinary share, franked at 30%.

The aggregate amount of the proposed interim dividend expected to be paid on 7 April 2003 out of retained profits at 31 December 2002, but not recognised as a liability at the end of the half-year as a result of the change in accounting policy for providing for dividends (note 1).	4,170	-

Note 6. Contingent liabilities

No contingent liabilities have arisen since the last annual reporting date.

Neverfail Springwater Limited and controlled entities
Directors' declaration

The directors declare that the financial statements and notes set out on pages 4 to 9:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that Neverfail Springwater Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

GA Tomlinson
Director

Sydney
26 February 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Members of Neverfail Springwater Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 1 to 10 is not presented in accordance with:

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the Neverfail Springwater Group (defined below) as at 31 December 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half year ended 31 December 2002 is the responsibility of the directors of Neverfail Springwater Limited. It includes the financial statements for the Neverfail Springwater Group (the Group), which incorporates Neverfail Springwater Limited and the entities it controlled during the year ended 31 December 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.



Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

David Kelly
Partner

Sydney
26 February 2003

Neverfail

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office
Telephone: (02) 9241 2651

7th Floor, 20 Loftus Street, Sydney NSW 2000
Facsimile: (02) 9235 3001

FACSIMILE TRANSMISSION

Addressee	: Company Announcements Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1300 300 021
Sender	: Ian Gordon
Date	: 26 November 2002
Number of Pages (including cover sheet)	: 6

Message

Please find attached transcript of an Open Briefing given by the CEO and CFO of Neverfail Springwater Limited.

Yours sincerely



IAN GORDON
Company Secretary

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.


Neverfail
Chilled Spring Water Service


open briefing
corporatefile.com.au

Neverfail Springwater Limited
Level 7, Building 2
423 Pennant Hills Road
Pennant Hills NSW 2120

Date of Lodgement: 26-Nov-2002

Title: Open Briefing. Neverfail Springwater. CEO's Business Update

Record of interview:

corporatefile.com.au
Neverfail Springwater Limited said at its recent AGM it remains confident of achieving net profit in the target range of $12.0 million to $12.8 million in the year ending June 2003, compared with $9.5 million in the previous year. What assumptions regarding customer numbers, water consumption and weather conditions underlie this forecast?

CEO Steve Keim
Broadly, we're assuming customer growth of around 10 percent, which is what we've targetted historically and continue to believe is achievable. Consumption, we expect to be better than last year, when conditions were very cold, but slightly below average. And that's based on the assumption of average weather conditions. We've taken what we believe is a conservative, responsible view.

corporatefile.com.au
What has been the trend in these variables in the first few months of the year compared with your assumptions?

CFO Simon Finnigan
For the first four months, the trend's been good. We've been ahead of expectations in terms of consumption per cooler. Our forecasts assume consumption of 581

litres per cooler, compared with an average, excluding last year, of around 585 to 590 litres. We're tracking ahead of budget after the first four months.

But that needs to be seen in context. The first four months represent only a small percentage of our total profit. It's the incremental volume per cooler we get in the warmer months that really drives profit. Typically, the first quarter represents 10 percent of full-year EBITDA and the first half about 40 percent.

And on a comparison with last year, you have to be aware that the first half wasn't bad last year. We got hammered in January, February, March, our big consumption months. So this year, we expect a big year-on-year increase in the second half.

corporatefile.com.au
In 2002, Neverfail's results were hit partly due to a weaker average rental revenue per cooler customer, reflecting cooler discounts and your reluctance to raise prices in the adverse weather conditions. To what extent have you been able to recover last year's pricing slippage in the current year?

CFO Simon Finnigan
We approached this project in two ways. Firstly, for our existing customer base, we're reviewing all annual rentals as they come up for renewal. And our churn rates have never been better, so we're very pleased with that. Secondly, we've stopped our introductory discounting programme, and we're reviewing new customer signings and rentals weekly.

Our target for the year is to get our average rental per customer up to about $197. Last year the average dropped to $184. Most of our annual renewals come up in the summer months, from November to March, so that's when we'll see the real effect of the project.

corporatefile.com.au
Last year, your customer attrition rate fell to 26 percent from 30 percent in the previous year. Are lower customer churn rates achievable and what would be the drivers?

CEO Steve Keim
I think they're achievable. And I'd rate continuing improvement in the customer service level as the primary driver. That's the focus of an on-going programme we've had in place for as long as we've been in business. There's always room to improve our service, through people training, technology, routing systems, and many other things.

Another thing we can do is add extra value and convenience for the customer by providing related drinking water products and packaging. For example, having the 600 ml bottles available on the truck along with the larger bottles, or providing our unique bottle racks, are ways of retaining some customers, because we're the only company offering that kind of service.

We'll always lose customers to life cycle changes on the residential side. For example, when the kids leave home and the household water consumption falls. The HomeSpring cooler, which is ideal for smaller families, helps us in that area. On the commercial side, mergers, acquisitions, and bankruptcies can reduce our customer numbers, but that's something we have to live with. We still have opportunities in the commercial market, and it's important for us to pursue them.

corporatefile.com.au
At the AGM, you said external distributors or franchisees now represent nearly 60 percent of your distribution fleet. Previously, you've said that on the routes you use distributors, cost per bottle is reduced by 20 cents in the first year. Can you quantify the expected impact of the increased ratio of external distributors on costs in the current year and going forward?

CFO Simon Finnigan
It's important to note that the reason we're going to distributors isn't so much cost as service. We find independent operators are more inclined to go the extra length for our customers because they're paid per bottle. Their interests align with ours and our customers'.

Of course, we looked at the financial model and saw cost benefits for us, given we don't have to bear the cost of things like truck insurance, fuel and workers comp for the independents. And importantly, it changes a fixed cost into a variable cost. So if we do have bad weather conditions, we don't bear the distribution cost as well as losing water volume. But we can't categorically say we're going to save x amount of dollars by going to distributors. It will definitely be cost beneficial but the big win for us is that distributors are more inclined to deliver the extra bottles. They don't want to run out of water. Whereas before, frequent water run-outs often led to lost revenue for us.

In Sydney and Melbourne, most of the independents started around September, so we're not going to get the full benefit this year. And we've structured our contracts with our distributors so that in year one, we pay two thirds of the lease of the trucks and in year two, one third. We don't pay in year three. We have to work in a partnership with our distributors, so it's important they make a go of it.

At the operational end, we're disinclined to make significant changes in the middle of our busy period, so there's unlikely to be much change in the percentage of independents over the next several months. But by June 30, close to 70 percent of our distribution should be in the hands of independents. The plan at this stage is to keep employees on the inner city routes, so 75 to 80 percent is pretty much saturation.

corporatefile.com.au
At the AGM, you said you've appointed a sales representative in North America following the positive reception for your HomeSpring residential-use cooler at a

recent industry conference in the US. What are your expectations for the cooler in the North American and other export markets?

CEO Steve Keim
We see the international markets as a low-risk growth opportunity. In the current year, we expect the international side to have a neutral impact on earnings. The reason we foresee little risk is that the primary cost initially is making the coolers and building an inventory, and we've done all of that. Under the worst-case scenario of not selling any HomeSpring coolers overseas, we could still use the inventory here in Australia for the minimal cost of converting the electrical component to the Australian standard. And the HomeSpring works well here, we're very happy with its performance. So the risk in developing new markets is really only the cost of our marketing efforts, which are fairly low since we're focussed on selling to about 100 bottling companies around the world.

Having said that, our target markets of North America and Europe are very different. In Europe, the bottlers are oriented toward the commercial market, which is growing at about 30 percent a year. And while the bottlers think the HomeSpring is an exciting product that could open up the residential market for them, they're not going to get wildly enthusiastic about a new market while their main customer base is growing so strongly. So it's unlikely we'll sell huge volumes in the European market in the short term.

The North American market is noticeably different in that there are roughly 5 million coolers in the residential segment. And most of the regional markets have two or three bottlers the size of Neverfail competing aggressively for share. We see an opportunity for the HomeSpring in offering some of the bottlers a point of differentiation from their competitors. We're getting positive responses to the cooler but don't expect that to translate into significant orders until at least after the Northern Hemisphere winter.

So it will take some time before we know whether we've got an internationally viable product here. But we have a degree of optimism about the long-term prospects.

corporatefile.com.au
Steve, you were recently named by the Bulletin magazine as the best CEO in Australia, reflecting Neverfail's average return on equity of 186 percent over the past three years, placing it top among Australian companies. What have been the primary drivers of Neverfail's strong performance?

CEO Steve Keim
It's fundamentally the result of years of team effort and I was honoured to represent the hundreds of people on our team across Australia, from as far away as Adelaide, Perth and Townsville. Their hard work and professional commitment to our customers, plus our single-minded strategy focus and the exceptional attention of our finance team to cash-flow management, have underpinned our strong returns.

corporatefile.com.au
Thank you Steve and Simon.

For previous Open Briefings with Neverfail Springwater, visit www.corporatefile.com.au

For more information about Neverfail Springwater, visit www.neverfail.com.au

Neverfail

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office
Telephone: (02) 9241 2651

7th Floor, 20 Loftus Street, Sydney NSW 2000
Facsimile: (02) 9235 3001

FACSIMILE TRANSMISSION

Addressee	: Company Announcements Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1300 300 021
Sender	: Ian Gordon
Date	: 15 November 2002
Number of Pages (including cover sheet)	: 6

Message

Please find attached a copy of the Chairman's Address to be given at the Company's Annual general meeting today.

Yours sincerely



IAN GORDON
Company Secretary

Australian Stock Exchange



NEV000098



Neverfail Springwater Limited
ABN 43 003 559 519

ANNUAL GENERAL MEETING - 15 NOVEMBER 2002

CHAIRMAN'S ADDRESS

Before formally commencing the first item of business, I would like to provide you with a brief review of the year and offer some thoughts on the Company's prospects for the coming year.

The 2002 financial year was an important year for the company.

Many of the initiatives undertaken during the year have set the foundation for what the Board believes will be significant and positive longer-term results.

Today I'll explain in a little more detail the company's financial and operational results for the 2002 fiscal year and, importantly, also outline some of Neverfail's major plans and initiatives for the current financial year.

At the end of the formal presentation I will also be happy to answer any questions you may have on the company's results, operations and plans for the future.

But first let me revisit the company's major financial and operating results for the fiscal year that ended on 30 June, 2002.

A major highlight was the fact that Neverfail Springwater achieved its fourth consecutive annual increase in three key areas:

- Revenue
- EBITDA (which, as you probably all know, is the acronym for Earnings Before Interest Tax Depreciation and Amortisation)
- Total number of cooler customers

What is particularly pleasing about achieving growth in these three key areas is the fact that these results were achieved despite an unusually cold and wet summer in a large part of Australia.

The company's traditionally high performing markets of Victoria and South Australia were particularly affected by the dismal summer.

Irrespective, annual revenue jumped six per cent to $70 million, while EBITDA grew by two per cent to $28.2 million. Net Profit after Tax at $9.5 million was 3% ahead of the prior year. This profit equated to earnings of 10.2 cents per share for the year. The directors declared fully franked dividends of 8.8 cents per share for the year, an increase of 10% on the prior year's dividends.

A key factor in the revenue and earnings growth this year was the company's ability to build its customer base.

The total number of cooler customers grew by seven per cent in the 2002 financial year.

We are also pleased to report that every Neverfail branch across the country grew its cooler customer base during the 2002 year – a performance that was also achieved in the previous year.

One of the key reasons behind this growth has been the company's ability to reduce customer churn, which has fallen to 26 per cent this year.

I think you will agree that increasing revenue, boosting earnings and growing customer numbers were three excellent achievements in the 2002 financial year, a performance we also achieved in the previous year.

However, there were a couple of less positive outcomes that did offset the gains made by the company.

The first was the decrease in revenue resulting from reduced water consumption.

In short, our customers drank less water because Australia experienced an unusually cold and wet summer.

Another area of the business that performed below expectation was revenue generated from cooler rentals.

Average cooler revenue per customer was down due to a short-term decision to market a number of older coolers at discounted rates as a means of reducing our inventory holding.

Financially and commercially, it was the right decision to make but, unfortunately, it means we did have to wear some downside in the 2002 financial year.

However, it was primarily the reduced water consumption that led to Neverfail delivering an annual financial result that did not meet the expectations of financial markets.

The subsequent effect on the company's share price is still being felt, and the situation has not been helped by the global and local downturn in equity markets.

However, the Board is confident that a turnaround in water consumption is likely this financial year and, as such, Neverfail is well-placed to regain any market impetus it may have lost in the last six months.

Operationally, the company continues to surge ahead.

I would like to briefly summarise just some of the company's key operational achievements during the 2002 financial year.

A major achievement for Neverfail was the successful launch of our HomeSpring cooler into the Australian market.

The HomeSpring cooler was directly responsible for attracting 5,000 new customers in the three months immediately following its launch. Importantly, this was achieved without cannibalising our existing residential customer base.

We believe the Neverfail HomeSpring cooler has the potential to significantly increase the penetration into the residential spring water market, with both local and international implications.

A global patent protects the HomeSpring cooler.

The cooler was launched after three years of extensive research and development. The end product meets the unique needs of the residential market.

It is designed in such a way that it can sit on kitchen benchtops without interference from overhead cupboards. Aesthetically, it sits comfortably in modern households, which is a key issue when selling to the residential market.

The response rates to advertisements that feature the new HomeSpring cooler were noticeably higher than what we have achieved in the past.

Another interesting point is that it appears that the water consumption of customers with HomeSpring Coolers is higher than that of other residential customers.

All up, we are pleased with the launch of the new HomeSpring cooler and we are optimistic about its continuing success.

Another major achievement in the 2002 fiscal year was the commencement of our Distributorship program.

The appointment of external contractors – many of whom were previously long-term employees of Neverfail – to manage the distribution of Neverfail products will deliver significant benefits across the board.

The reality is that an independent distributor with a contract to deliver Neverfail products has the same inherent motivation as the company itself.

The contracted distributor values the customer; is willing to go the extra yard in terms of customer service; and has a vested interest in keeping customers for the long-term.

The distributors also have a tangible asset and are therefore motivated to increase its value by continually building their customer base and driving sales.

Our new television advertising campaign was also successfully launched in the 2002 financial year.

The campaign – which was highlighted by a new creative execution based on the term 'Mums Talk About Neverfail"- successfully helped us meet our new customer targets despite the unseasonably cold summer.

Another significant development during the 2002 financial year was the improvement in branch selling activities.

We attracted 5,900 new cooler rental customers from direct sales activity, which was a 100 per cent increase on last year's results.

Our efforts to build sales through the Neverfail branch network is definitely beginning to bear fruit, and we believe it is a sales channel that offers significant growth potential.

The use of technology to deliver improvements in service, efficiencies and profitability continued successfully throughout the 2002 financial year.

We established a service-oriented website that allows our customers to place orders, pay their bill or change their contact details.

We have also established an automated phone system that offers a similar range of services.

Both the phone and Internet facilities are available 24 hours a day, seven days a week.

These levels of service and convenience are unprecedented in the Australian spring water market.

I would now like to provide you with a brief update on Neverfail's progress over the first few months of the 2003 financial year.

We recorded unaudited double-digit growth in sales, EBITDA and net profit after tax in the first quarter of this fiscal year.

However, it needs to be pointed out that the July, August and September months traditionally only account for 10 per cent of our annual EBITDA.

October results have exceeded our internal budgets and all in all it has been a very positive start to the year.

Three of our major logistical projects are also nearing completion, and will lead to a higher level of customer service and increased efficiencies in distribution and production.

The first project is the moving of our NSW operations from Pennant Hills to Blacktown.

The new premises have been designed to deliver major logistical advantages, including expanded production capacity and better truck access.

Another major logistical project nearing completion and already delivering significant benefits is the rollout of hand-held computers to our distribution network.

These hand-held computers streamline the distribution cycle, improve customer services and produce more timely and accurate data. Importantly, the system provides more comprehensive information, which results in more efficient routing.

Distributors in all states except South Australia are now using hand-held computers. The South Australian roll out will be completed this financial year.

I talked earlier about the continued successful implementation of our distributor program during the 2002 financial year. The implementation of this program continues to exceed our expectations, with external distributors or franchisees now representing almost 60 per cent of our total distribution fleet.

While it is early days, we believe that the benefits of establishing a contracted distribution team are coming to fruition.

Reducing customer churn is one of the company's key performance measurements, and a strong indicator that our service standards are improving and leading to better customer retention.

Customer churn in the first quarter of this year is 11 percent lower than for the corresponding period last year. This is an excellent result and, if sustained, will deliver significant financial benefits.

On the international front, our unique HomeSpring cooler was very well received when presented to the International Bottled Water Association at a conference in Arizona last month.

The positive reaction and the sales leads we received at the conference have encouraged us to appoint a sales representative in North America.

We will keep you informed of our international progress with the product.

At this stage, it would be remiss of me not to provide you with some indication of Neverfail's prospects for the remainder of this financial year.

Coming off a year with lower than normal consumption, it is reasonable to anticipate a return to normal weather patterns will deliver a strong rebound in volume per customer.

With 7 per cent more customers than we had at this stage last year, we can expect to enjoy the financial benefits of having more customers drinking more water.

On top of this our continued emphasis on containing costs in conjunction with the benefits gained from the previously outlined projects, ensures that we remain confident of meeting our previously stated net profit after tax objectives of between $12 and $12.8 million versus $9.5 million last year.

Australia continues to be a strong growth market driven by more people valuing the taste and health benefits of spring water, together with the convenience of home or office delivery and ready-to-serve chilled water.

The market opportunity is robust.

Neverfail is in an outstanding position to take advantage of this opportunity through its national presence, quality systems, superior customer service and the dedication of its highly trained and motivated employees.

Neverfail

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office
Telephone: (02) 9241 2651

7th Floor, 20 Loftus Street, Sydney NSW 2000
Facsimile: (02) 9235 3001

FACSIMILE TRANSMISSION

Addressee	: Company Announcements Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1300 300 021
Sender	: Ian Gordon
Date	: 15 November 2002
Number of Pages (including cover sheet)	: 2

Message

Please find attached a Press Release to be made by Neverfail announcing the retirement from the Board of the Company's founder, Mr Harry Hilliam.

Yours sincerely



IAN GORDON
Company Secretary


Australian Stock Exchange
NEV000099



Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

PRESS RELEASE

****

Neverfail's Founder Retires from Board

Geoff Tomlinson, Chairman of Neverfail SpringWater Ltd., announced today that Harry Hilliam, the Company's founder and CEO until early 1998 has resigned from the Board. He was Chairman of the Board from 1995 until he stepped down in May 2002 when faced with health problems.

Harry is the visionary and entrepreneur who led Neverfail from a small family start-up business in 1987 to the national and publicly-held company with over 150,000 customers that it is today.

Harry has always had the highest level of commitment to customers, his integrity as a business professional is highly regarded, and his leadership of this industry both in Australia and in the global forum is legendary.

Geoff Tomlinson advised that the Board would be attempting to fill the vacancy created by Harry's resignation over the next few months. "Harry has retired leaving the legacy of "commitment to excellence" which he brought to the business. We are sorry to see Harry leave our Board," said Geoff, "but we wish him good health and every success in his retirement."

Annexure B

Coca-Cola Amatil ASX Announcement

COCA-COLA AMATIL ANNOUNCES TAKEOVER OFFER FOR NEVERFAIL SPRINGWATER LIMITED

Sydney, 29 April 2003: Coca-Cola Amatil ("CCA") today announced that it intends to make an off-market takeover offer ("Offer") for all the ordinary shares in Neverfail Springwater Limited ("Neverfail") that it does not already own. The Offer is $2.25 in cash for each Neverfail ordinary share, which gives an enterprise value for Neverfail of approximately $280 million.

On 28 April 2003, CCA acquired a strategic stake in Neverfail of approximately 14.99% and is now Neverfail's largest shareholder.

Mr Terry Davis, Managing Director of CCA, said, "we have previously stated our strategic priority is to become a broader based beverage company. Water is one of the largest and fastest growing beverages in Australia and is a major opportunity for the Company."

"The acquisition of Neverfail, an Australian water business specialising in home and office delivery ("HOD"), would represent an important step in realising this goal as it will complement our existing packaged water business and double our annual water volume in Australia. Additionally, we will look to extend the "Neverfail" brands to CCA's retail customer base, particularly in major foodstores, convenience and petroleum outlets."

The Offer price of $2.25 per ordinary share represents an attractive premium of:

- 22% to the closing price of Neverfail shares on 28 April 2003; and
- 31% over the volume weighted average sale price of Neverfail shares since 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002 and restated its earnings guidance for the year ending 30 June 2003).

The Offer price represents a multiple of 20.6 times Neverfail's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2002 which is an attractive premium to the average price earnings multiple (pre goodwill amortisation) of the All Industrials (ex. Financials)[1] and Small Industrials (ex Financials)[2] of 16.6 times and 13.7 times, respectively, for the corresponding period.

Note: 1 All Industrials (ex financials) includes all S&P/ASX 200 classified industrial stocks, excluding S&P/ASX 200 classified financial stocks, researched by UBS Warburg. Calculated as at the close of trade on 28 April 2003.

2 Small Industrials (ex financials) includes all S&P/ASX 300 classified industrial stocks, excluding all S&P/ASX 100 classified industrial stocks and all S&P/ASX classified financial stocks, researched by UBS Warburg. Calculated as at the close of trade on 28 April 2003.

It is intended that the acquisition of Neverfail will be funded from existing debt facilities available to CCA. The acquisition, at the Offer price, is expected to:

- not dilute return on capital employed (pre goodwill amortisation) for the CCA Group in the first full financial year after the acquisition;
- achieve its cost of capital (pre goodwill amortisation) within 3 to 4 years, assuming no deterioration in current operating conditions; and
- be earnings per share accretive (pre goodwill amortisation) in the first full financial year after the acquisition.

The HOD water market represents just over 20% of Australian water sales and Neverfail is the leading player with approximately 65% share of HOD. CCA does not have an equivalent operation to Neverfail. For the year ended 30 June 2002, Neverfail had revenue of $70 million, earnings before interest and tax (pre goodwill amortisation) of $20.1 million, net profit after tax of $9.5 million and net profit after tax (pre goodwill amortisation) of $10.4 million.

On completion of the acquisition of Neverfail, CCA intends to conduct a strategic review of Neverfail's business and believes a number of additional revenue and cost saving opportunities may exist to create additional value for CCA shareholders, including utilising:

- CCA's considerable expertise in major retail account management and the retail environment to extend the "Neverfail" brands into CCA's customer groups of major foodstores, convenience and petroleum stores;
- CCA's scale in purchasing, procurement, manufacturing, logistics and information systems to realise cost savings and apply best practice to Neverfail's business;
- CCA's current head office and administration infrastructure to centralise similar activities undertaken by Neverfail to realise cost savings; and
- Neverfail's water manufacturing capacity to supplement CCA's existing water production, particularly during key selling periods.

CCA and The Coca-Cola Company ("TCCC") have entered into discussions for TCCC, upon CCA acquiring 100% of Neverfail, to acquire the trademarks of Neverfail. While discussions are yet to be finalised and are subject to TCCC Board approval, CCA expects TCCC's purchase price for the trademarks to be no more than $45 million. CCA also expects that the ongoing periodic payments by CCA to TCCC under any bottler's agreement will be at a level that allows both CCA and TCCC to achieve similar returns on their respective investments within similar timeframes. TCCC's participation is not a condition of the Offer.

The Offer is subject to a number of conditions, which are set out in full in annexure 1 to this announcement. In summary they are:

- approval by the Foreign Investment Review Board;
- CCA and its associates having a relevant interest in at least 90% of the number of Neverfail ordinary shares on issue;
- no orders being made by, or applications made to, a Public Authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer;
- no prescribed occurrence in section 652C of the Corporations Act occurring in relation to Neverfail; and
- no event, change or condition occurring, been announced, or becoming known to CCA which has had, or is reasonably likely to have, a material adverse effect on the Neverfail Group.

CCA will host a presentation to analysts and media today at 2.30pm to discuss this Offer. This presentation will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

CCA has appointed UBS Warburg as financial adviser and Clayton Utz as legal adviser for this transaction.

Yours faithfully

D A Wylie
Secretary

Conditions of the Offer

The Offer and any contract arising from acceptance of the Offer is subject to the fulfilment of the following conditions:

(a) **Foreign Investment Review Board approval**

One of the following occurring:

(i) The Treasurer of the Commonwealth of Australia advising CCA before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

(ii) no order being made in relation to the Takeover Bid under section 22 of the Foreign Acquisitions and Takeovers Act 1975 within a period of 40 days after CCA has notified the Treasurer that it proposes to acquire shares under the Takeover Bid, and no notice being given by the Treasurer to CCA during that period to the effect that there are any such objections; or

(iii) where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to CCA during that period to the effect that there are any such objections.

(b) **Minimum acceptance condition**

That during or at the end of the Offer Period, CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 90% of the number of Neverfail Shares then on issue.

(c) **No restraining orders**

That between the Announcement Date and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

(ii) no application is made to any Public Authority (other than by any member of the CCA Group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to condition or not) or the rights of CCA in respect of

Neverfail and the Neverfail Shares to be acquired under the Offer, or requires the divestiture by CCA of any Neverfail Shares, or the divestiture of any assets of the Neverfail Group or of the CCA Group or otherwise.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.

(d) **Prescribed Occurrences**

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs, other than an issue of Neverfail Shares on the exercise of Neverfail Options.

"Prescribed Occurrence" means any of the following events occurs:

(i) Neverfail converts all or any of its shares into a larger or smaller number of shares;

(ii) Neverfail or a subsidiary of Neverfail resolves to reduce its share capital in any way;

(iii) Neverfail or a subsidiary of Neverfail:

A. enters into a buy-back agreement; or

B. resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv) Neverfail or a subsidiary of Neverfail issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(v) Neverfail or a subsidiary of Neverfail issues, or agrees to issue, convertible notes;

(vi) Neverfail or a subsidiary of Neverfail disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Neverfail or a subsidiary of Neverfail charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Neverfail or a subsidiary of Neverfail resolves that it be wound up;

(ix) The appointment of a liquidator or provisional liquidator of Neverfail or of a subsidiary of Neverfail;

(x) the making of an order by a court for the winding up of Neverfail or of a subsidiary of Neverfail;

(xi) an administrator of Neverfail, or of a subsidiary of Neverfail, being appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Neverfail or a subsidiary of Neverfail executing a deed of company arrangement; or

(xiii) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Neverfail or of a subsidiary of Neverfail.

(e) **Material adverse change to Neverfail**

Before the end of the Offer Period there not having occurred, been announced or becoming known to CCA (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Neverfail Group (taken as a whole) since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Neverfail or any of its subsidiaries prior to 29 April 2003) and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to CCA that information publicly filed by Neverfail or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

Annexure C

All Industrials (ex Financials) and Small Industrials (ex Financials)

All Industrials (ex Financials) multiples

All Industrials (ex Financials) multiples are prepared by UBS Warburg Australia Equities Limited and are calculated as at the close of trade on 28 April 2003.

All Industrials (ex Financials) includes all S&P/ASX 200 classified industrial stocks, excluding S&P/ASX 200 classified financial stocks, researched by UBS Warburg Australia Equities Limited. The multiples are calculated as the total market capitalisation for all stocks divided by the total net profit after tax (pre goodwill amortisation and, depending on the stock, pre abnormal items) for all stocks.

The multiples reflect the actual year end for each company.

The stocks included are:

Adelaide Brighton
Adsteam Marine
Austereo Group
Australian Gas Light Company (The)
Australian Infrastructure Fund
Aristocrat Leisure
AlintaGas
Amcor
Ansell
Australian Pipeline Trust
APN News & Media
Austal
AWB
Billabong International
Baycorp Advantage
Brambles Industries
Burswood
Boral
Burns, Philp & Company
Bristile
Coca-Cola Amatil
Collection House
Coles Myer
Coates Hire
Cochlear
Computershare
Crane Group
CSL
CSR
Corporate Express Australia
David Jones
Downer EDI
DCA Group
Energy Developments
Envestra
Futuris Corporation
Foster's Group
Foodland Associated
Fairfax (John) Holdings
GasNet Australia Trust
Gribbles Group (The)
Gunns
GWA International
Hills Motorway Group
HPAL
Healthscope
Harvey Norman Holdings
Infomedia
ION
IRESS Market Technology
James Hardie Industries
Jupiters
KAZ Group
Leighton Holdings
Lion Nathan
Macquarie Airports
Mayne Group
Macquarie Communications Infrastructure Group
McGuigan Simeon Wines
MIA Group
Macquarie Infrastructure Group
Miller's Retail
News Corporation (The)
National Foods
Nufarm
OPSM Group
Orica
Pacifica Group
Publishing & Broadcasting
Pacific Hydro
PMP
Pan Pharmaceuticals
Paperlinx
Patrick Corporation
Qantas Airways
Ramsay Health Care
Ridley Corporation
Rinker Group
Southern Cross Broadcasting (Australia)
Seven Network
Sonic Healthcare
Sigma Company
SMS Management & Technology
SPC Ardmona
Spotless Group
Southcorp
TAB
Tabcorp Holdings
Transurban Group
Telecom Corporation of New Zealand
Tempo Services
Ten Network Holdings
Telstra Corporation
Toll Holdings
Transfield Services
United Energy
United Group
UNITAB
Village Roadshow
Vision Systems
West Australian Newspapers Holdings
Wesfarmers
Woolworths
Wattyl

These stocks represent 98.6% of S&P/ASX All Industrials (ex Financials) Index by market capitalisation.

Small Industrials (ex Financials) multiples

Small Industrials (ex Financials) multiples are prepared by UBS Warburg Australia Equities Limited and are calculated as at the close of trade on 28 April 2003.

Small Industrials (ex Financials) includes all S&P/ASX 300 classified industrial stocks, excluding all S&P/ASX 100 classified industrial stocks and all S&P/ASX classified financial stocks, researched by UBS Warburg Australia Equities Limited. The multiples are calculated as the total market capitalisation for all stocks divided by the total net profit after tax (pre goodwill amortisation and, depending on the stock, pre abnormal items) for all stocks.

The multiples reflect the actual year end for each company.

The stocks included are:

Australian Agricultural Company	GasNet Australia Trust	Ramsay Health Care
Adelaide Brighton	Gribbles Group (The)	Ridley Corporation
Austereo Group	GWA International	Southern Cross Broadcasting (Australia)
Australian Infrastructure Fund	Hills Motorway Group	Stargames
AlintaGas	HPAL	Sigma Company
Altium	Healthscope	Skilled Engineering
Australian Pipeline Trust	Hutchison Telecommunications (Australia)	Silex Systems
Austal	Infomedia	SMS Management & Technology
Baycorp Advantage	ION	SPC Ardmona
Burswood	IRESS Market Technology	Spotless Group
Burns, Philp & Company	KAZ Group	Tempo Services
Bristile	McGuigan Simeon Wines	Transfield Services
Brazin	MIA Group	United Energy
Collection House	Miller's Retail	United Group
Coates Hire	Neverfail Springwater	UNITAB
Citect Corporation	Nufarm	Village Roadshow
Corporate Express Australia	OPSM Group	Vision Systems
David Jones	Pacifica Group	Wattyl
Downer EDI	Pacific Hydro	Adsteam Marine
DCA Group	PMP	Crane Group
Energy Developments	Programmed Maintenance Services	Macquarie Communications Infrastructure Group
Envestra	Prime Television	Pan Pharmaceuticals
Freedom Group	Queensland Cotton Holdings	Symex Holdings

These stocks represent 87.0% of S&P/ASX Small Industrials (ex Financials) Index by market capitalisation.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT YOUR BROKER OR YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.

Acceptance and Transfer Form

(Terms used in this Acceptance and Transfer Form are defined in the Bidder's Statement)

OFFER BY COCA-COLA AMATIL LIMITED ABN 26 004 139 397 ("CCA")
for all your ordinary shares in
NEVERFAIL SPRINGWATER LIMITED ABN 43 003 559 519 ("NEVERFAIL")

Name and Address	*BARCODE*
	SRN/HIN

Sub-register	Number of Neverfail Shares held	Consideration due ($2.25 per Neverfail Share)

Please note that you may only accept the Offer in respect of ALL of your Neverfail Shares.

If your Neverfail Shares are held in a CHESS Holding you should not accept the Offer using this form. To accept the Offer if your Neverfail Shares are held in a CHESS Holding please instruct your stockbroker or CHESS Controlling Participant to initiate acceptances of the Offer on your behalf.

To accept the Offer if your Neverfail Shares are held in an Issuer Sponsored Holding you should sign and date this form and return it, along with the other necessary documents (refer to the back of this form and section 5.11 of the Bidder's Statement), so that it is received **no later than 7.00 pm (Sydney time) on [XXX] 2003,** unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this form by airmail.

To CCA: I/we accept the Offer made by CCA in respect of all my/our Neverfail Shares, being the shares set out above, on the terms and conditions of the Offer. I/we agree to be bound by the terms and conditions of the Offer and transfer all my/our Neverfail Shares to CCA for the consideration per Neverfail Share specified above.

Please ensure that your Acceptance and Transfer Form has been properly signed (full instructions overleaf). In the case of individual or joint shareholders, each shareholder must sign. Companies must execute this form in any way allowed by law and any applicable constitution.

Please provide your telephone number so that you may be contacted if necessary:

Phone: (... ....).. *Date: ____/____/____*

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

We, CCA ,through our agent, Computershare Investor Services Pty Limited, collect personal information when you submit this form to process your acceptance of the Offer to purchase your Neverfail Shares and to administer the purchase and transfer of those shares. In order to do these things, we usually disclose, and by executing this form you consent to us disclosing, your personal information to the following organisations (which may be located outside Australia): our related bodies corporate; our legal, financial and professional advisors; and organisations to which we outsource our functions and activities (such as our mailing house). If your personal information is not provided to us, we will be unable to do these things. In most cases, you can gain access to your personal information on request.

FOR FURTHER INFORMATION ON HOW TO ACCEPT THIS OFFER PLEASE SEE REVERSE



HOW TO ACCEPT THIS OFFER

Read the Bidder's Statement and this form carefully and decide whether to accept the Offer for your Neverfail Shares.

To accept the Offer if your Neverfail Shares are held in an Issuer Sponsored Holding then, simply complete and return your Acceptance and Transfer Form so that it is received **no later than 7.00 pm (Sydney time) on [XXX] 2003**, unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this form by airmail.

To accept the Offer if your Neverfail Shares are held in CHESS Holdings, please instruct your stockbroker or CHESS Controlling Participant to initiate acceptances of the Offer on your behalf.

HOW TO COMPLETE YOUR ACCEPTANCE AND TRANSFER FORM

Check your details are correct

If you have already sold all of your Neverfail Shares shown here, do not keep or return this form. Instead, please send it to the Broker or Controlling Participant who sold them for you or the transferee.

If you have already sold some of your Neverfail Shares recently, or if you have purchased further Neverfail Shares recently, please alter the number of your Neverfail Shares shown overleaf to show that number of Neverfail Shares now held by you and write below the name and address of the broker or controlling participant who acted for you:

Broker's/Controlling Participant's Name: ....
Address: ....
Telephone: ....

If your Neverfail Shares consist of two or more separate parcels for the purposes of section 653B of the Act, then this Offer consists of separate corresponding offers in relation to the respective separate parcels. To accept any of those offers that relate to Neverfail Shares held in an Issuer Sponsored Holding you must give a notice indicating that your Neverfail Shares consist of a separate parcel and indicate on this form the number of Neverfail Shares in the separate parcel to which the acceptance relates (refer to Section 5.10(c) of the Bidder's Statement).

Sign and return the form

Please ensure that your Acceptance and Transfer Form has been properly signed:

- All joint holders must sign.
- Companies must sign in accordance with their constitution. Two directors must sign or director and secretary, or sole director and sole secretary. The common seal must also be affixed if required by the constitution.
- If the document is signed by an attorney, a certified copy of the power of attorney must accompany the form.
- For a deceased estate, the executors or administrator must sign and enclose a certified copy of the probate or letter of administration.
- For a trust or partnership the signatory must produce the trust instrument, partnership agreement or other authority (or a certified copy of it) to act in that capacity acceptable to CCA.

Note: A certified copy of a document is a photocopy that has been attested as a true copy of the original by a person authorised to do so in your State or Territory.

You can return your Acceptance and Transfer Form in the pre-paid envelope provided or deliver it:

BY HAND DELIVERY TO:	**OR**	**BY MAIL TO:**
Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney, New South Wales, 2000		Computershare Investor Services Pty Limited, GPO Box 7115 Sydney, New South Wales, 1115

Your Acceptance and Transfer Form must be received (at this address or at the Post Office box) by 7.00 pm (Sydney time) on [XXX] 2003, unless the Offer Period is extended.

FOR FURTHER INFORMATION

If you have any questions about the Offer or how to accept it, please call the shareholder information line on 1300 135 842 at local rates from within Australia or +61 3 9615 5970 from outside Australia. As required by the Corporations Act 2001, all calls to these numbers will be recorded.

If you need help in deciding what to do, contact your broker or legal, financial or other professional advisor.

Coca-Cola Amatil Limited ABN 26 004 139 397 of 71 Macquarie Street, Sydney, NSW 2000, Australia is incorporated in Victoria under the Corporations Act 2001 (Cth)

Neverfail Springwater Limited ABN 43 003 559 519 of Level 7, 20 Loftus Street, Sydney, NSW 2000, Australia is incorporated in New South Wales under the Corporations Act 2001 (Cth)

Marked-up Version

Replacement bidder's statement marked to show all changes from the original bidder's statement.

THIS BOOKLET CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS BOOKLET, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.


COCA-COLA
CCA
AMATIL

Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

The consideration offered is $2.25 in cash for each Neverfail share

If you have any questions about the Offer or this document, or about how to accept the Offer, please call 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Financial Adviser to Coca-Cola Amatil


UBS Warburg

Legal Adviser to Coca-Cola Amatil

CLAYTON UTZ

SYDWORKDOCS\813\3252375.1

How to accept

Acceptances must be received before the end of the Offer Period. There are different ways to accept the Offer depending on the type of your holding.

CHESS Holdings of Neverfail Shares

For CHESS Holdings of Neverfail Shares, please instruct your stockbroker or CHESS Controlling Participant to initiate acceptance of the Offer on your behalf.

Issuer Sponsored Holdings of Neverfail Shares

For Issuer Sponsored Holdings of Neverfail Shares, please complete and execute the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and in section 5.11 of this Bidder's Statement and return it to Coca-Cola Amatil Takeover Offer, Computershare Investor Services Pty Limited, GPO Box 7115, Sydney, New South Wales, 1115. A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form.

Acceptance Forms may also be delivered by hand to Coca-Cola Amatil Takeover Offer, Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney, New South Wales, 2000.

Overseas shareholders should return their Acceptance Form by airmail.

Enquiries

Should you have any questions about this Offer or how to accept it, please call the shareholder information line on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia.

Please note that, in accordance with legal requirements, calls to these numbers will be recorded.



GPO Box 145
Sydney NSW 2001
AUSTRALIA

Letter from the Chairman of Coca-Cola Amatil Limited

Dear Neverfail shareholder

I have pleasure in enclosing an offer by Coca-Cola Amatil Limited ("**CCA**") to acquire all of your shares in Neverfail Springwater Limited ("**Neverfail**").

CCA's offer is $2.25 in cash for each Neverfail share.

The offer price of $2.25 per Neverfail share represents a premium of:

- 22% to the closing price of Neverfail shares of $1.85 on the day before the announcement of the offer by CCA on 29 April 2003;
- 23% to the volume-weighted average share price of Neverfail of $1.83 during the month prior to the announcement of the offer by CCA on 29 April 2003; and
- 31% to the volume-weighted average share price of Neverfail of $1.71 during the period between 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002) and the announcement of the offer by CCA on 29 April 2003.

The offer price represents a multiple of 22.4 times Neverfail's reported earnings per share, and 20.6 times Neverfail's reported earnings per share (before goodwill amortisation), for the year ended 30 June 2002. This is an attractive premium to the average price earnings multiples (before goodwill amortisation) of the All Industrials (ex Financials)* and the Small Industrials (ex Financials)*, of 16.6 times and 13.7 times respectively, for the same period.

CCA has already acquired 14.99% of the Neverfail shares at the offer price of $2.25 per share through sales on the stock market by institutional shareholders in Neverfail on 28 April 2003. CCA considers that these sales demonstrate the attractiveness of its offer price.

The offer is subject to a ~~limited~~ number of conditions which are set out in this document, including CCA having received valid acceptances for at least 90% of Neverfail shares.

The offer is scheduled to close at 7.00pm AEST time on [XXX] 2003. To accept this offer please follow the instructions set out on the inside front cover of this document.

If you have any questions about the offer, please don't hesitate to contact your broker or financial adviser, or call the shareholder information line on 1300 135 842 from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Yours sincerely

David Gonski AO
Chairman
Coca-Cola Amatil Limited

* Prepared by UBS Warburg Australia Equities Limited and described further in Annexure C to the Bidder's Statement.

SYDWORKDOCS\813\3252375.1

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Table of contents

Important dates

Announcement Date	29 April 2003
Bidder's Statement lodged and dated	29 April 2003
Supplementary Bidder's Statement lodged and dated	8 May 2003^
Date of the Offers	[XXX] 2003
Offer Period ends - 7.00 pm (Sydney time), unless extended	[XXX] 2003*

*The Offers may be extended to the extent permissible under the *Corporations Act 2001 (Cth).*

^ The Bidder's Statement in this booklet incorporates the changes made by the Supplementary Bidder's Statement dated 8 May 2003.

Bidder's Statement relating to a cash offer from Coca-Cola Amatil Limited, ABN 26 004 139 397 to acquire all the shares in Neverfail Springwater Limited, ABN 43 003 559 519

This document is the Bidder's Statement given by CCA to Neverfail under part 6.5 of chapter 6 of the *Corporations Act 2001 (Cth)* and in compliance with the requirements of sections 636 and 637 of the Corporations Act, in relation to the Offer contained in section 5 of this Bidder's Statement.

Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission ("**ASIC**") on 29 April 2003. Neither ASIC nor any of its officers takes any responsibility for the content of this Bidder's Statement.

Investment decision

This Bidder's Statement does not take into account the individual investment objectives, financial situation and particular needs of each Neverfail shareholder. You may wish to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer for your Neverfail Shares, as contained in section 5 of this Bidder's Statement.

Defined terms

A number of defined terms are used in this Bidder's Statement. Their meaning is set out in section 9 of this Bidder's Statement.

1. Summary of the Offer and how to accept it

This summary provides an overview of the Offer and should be read together with the detailed information set out in the remainder of this Bidder's Statement.

The Bidder Coca-Cola Amatil Limited (ABN 26 004 139 397) ("**CCA**")

The Offer CCA is offering to acquire all Your Neverfail Shares.

Offer price CCA is offering $2.25 in cash for each of Your Neverfail Shares.

Conditions to the Offer The Offer is subject to a ~~limited~~ number of conditions which are set out in full in section 5.4 of this Bidder's Statement. In summary form, the conditions to the Offer are:

- approval by the Foreign Investment Review Board;
- CCA and its associates having a relevant interest in at least 90% of the number of Neverfail Shares on issue;
- no orders being made by, or applications made to, a Public Authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer;
- no Prescribed Occurrence occurring in relation to Neverfail; and
- no change, event or condition occurring, been announced, or becoming known to CCA which has had, or is reasonably likely to have, a material adverse effect on the Neverfail Group.

Scheduled close of the Offer The Offer is scheduled to close at 7.00 pm Sydney time on [XXX] 2003, unless extended in accordance with the Corporations Act.

How to accept the Offer You may only accept the Offer in respect of all of Your Neverfail Shares. To accept the Offer:

- for CHESS Holdings of Neverfail Shares, instruct your stockbroker or CHESS Controlling Participant to initiate acceptance of the Offer on your behalf.
- for Issuer Sponsored Holdings of Neverfail Shares, complete, sign and return the enclosed Acceptance Form in accordance with the instructions. A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.
- if you are a Broker or Non-Broker Participant, acceptance of this Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Payment terms You will be paid for Your Neverfail Shares within 7 days after the later of the date you accept the Offer and the date the Offer becomes unconditional.

Offer hotline Should you have any questions about this Offer or how to accept the Offer, please contact the shareholder information line on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia or consult your Broker or other financial or professional advisor. Please note that, in accordance with legal requirements, calls to the shareholder information line will be recorded.

2. Why you should accept the Offer

2.1 The Offer price represents an attractive premium to recent trading prices

The Offer price of $2.25 per Neverfail Share represents an attractive premium of:

- 22% to the closing price of Neverfail Shares of $1.85 on the day before the Announcement Date;
- 23% to the volume-weighted average share price of Neverfail of $1.83 during the month prior to the Announcement Date; and
- 31% to the volume-weighted average share price of Neverfail of $1.71 during the period between 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002 and restated its earnings guidance for the year ending 30 June 2003) and the Announcement Date.



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Offer price of $2.25 per Neverfail share
Premium = 22%
Premium = 23%
Premium = 31%
$1.85
$1.83
$1.71
Closing share price 28 April 2003
1 month volume-weighted average share price
Volume-weighted average share price since 26 February 2003

2.2 The Offer price represents an attractive multiple of historic and forecast earnings

The Offer price represents a multiple of 22.4 times Neverfail's reported earnings per share, and 20.6 times Neverfail's reported earnings per share (before goodwill amortisation), for the year ended 30 June 2002. This is an attractive premium to the average price earnings multiples (before goodwill amortisation) of the All Industrials (ex Financials) and the Small Industrials (ex Financials)[1], of 16.6 times and 13.7 times respectively, for the same period.

Price earnings multiples
2002 reported earnings per share (before goodwill amortisation)
Calculated as at the close of trade on 28 April 2003



22.0x
20.0x
18.0x
16.0x
14.0x
12.0x
10.0x
20.6x
16.6x
13.7x
CCA Offer
All Industrials (ex Financials)
Small Industrials (ex Financials)

The Offer price also represents a multiple of 17.2 times earnings per share, and 16.0 times earnings per share (before goodwill amortisation)[2], represented by the midpoint of the range of forecast net profit after tax for the year ending 30 June 2003 for Neverfail (as stated in Neverfail's half-year report for the six months ended 31 December 2002, a copy of which was released to the ASX on 26 February 2003 and is annexed in Annexure A to this Bidder's Statement).

2.3 You will receive cash for your shares and incur no brokerage charges

By accepting the Offer:

- you will receive (subject to the conditions of the Offer being satisfied or waived) $2.25 cash per Neverfail Share;

[1] The All Industrials (ex Financials) and the Small Industrials (ex Financials)are prepared by UBS Warburg Australia Equities Limited and are described further in Annexure C to this Bidder's Statement.

[2] The amount of goodwill amortisation used for this calculation is $894,000, being the annualised amount of goodwill amortisation contained in Neverfail's half-year report for the six month period ended 31 December 2002.

- you will be paid within 7 days after the later of the date you accept the Offer and the date the Offer becomes unconditional; and
- you will not incur any brokerage charges by accepting the Offer from CCA (you may incur brokerage costs and GST on those costs if you choose to sell your Neverfail Shares on the market).

2.4 CCA holds a strategic stake in Neverfail

CCA has already acquired 14.99% of the Neverfail Shares at the Offer price of $2.25 per share through sales on the stock market by institutional shareholders in Neverfail on 28 April 2003.

CCA considers that these sales demonstrate the attractiveness of its Offer price.

CCA regards its current shareholding, and any further Neverfail Shares it may acquire, as a strategic investment, consistent with its previously stated strategic objective of becoming a broader based beverage company.

2.5 Neverfail's share price is likely to fall in the absence of CCA's Offer

If CCA's Offer does not proceed, and no other takeover offers are made for Neverfail Shares, it is likely that Neverfail Shares would trade at a substantial discount to the Offer price.

At the Announcement Date, CCA's Offer was the only takeover offer that had been made for Neverfail Shares.

3. The Bidder

3.1 Coca-Cola Amatil

CCA and its subsidiaries carry on the operations of the CCA Group which principally involves the manufacture, distribution and marketing of carbonated soft drinks, mineral and still waters, fruit juices and other alcohol-free beverages.

CCA is the leading supplier of non-alcoholic carbonated beverages in Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia. Recognising that markets, customers and consumer tastes are changing, CCA is adapting to that change by moving from being predominantly a carbonated soft drink business to a broader based beverage company.

CCA manufactures, distributes and sells beverages, including the products of The Coca-Cola Company, as well as its own brands. CCA is the principal Coca-Cola franchisee in Australia, Papua New Guinea and Indonesia plus the sole Coca-Cola franchisee in New Zealand, Fiji and South Korea. It is the sole Schweppes franchisee for New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia.

CCA works closely with The Coca-Cola Company, utilising their respective skills and assets, to build consumption and create a sustainable growth strategy which delivers improved returns to CCA. By being part of the Coca-Cola system (comprising The Coca-Cola Company and its bottling partners), CCA has access to some of the world's most popular branded beverages supported by strong advertising and unique marketing properties.

Key brands sold and distributed by CCA in Australia include 'Coca-Cola', 'Vanilla Coke', 'diet Coke', 'Fanta', 'Sprite', 'Lift', 'Lift Plus', 'POWERāDE', 'pump' and 'Fruitopia' (which are owned by The Coca-Cola Company), and 'Mount Franklin', 'Kirks' and 'Deep Spring' (which are owned by CCA).

CCA, with a market capitalisation of approximately $3.9 billion on 28 April 2003, forms part of the S&P/ASX 50 Index.

CCA's largest shareholder is The Coca-Cola Company, holding approximately 35% of its ordinary shares on issue, with the balance primarily held by major Australian and overseas institutions and Australian retail investors. Two of CCA's eight member board of directors are nominated by The Coca-Cola Company.

3.2 Directors of CCA

The following are the directors of CCA as at the date of this Bidder's Statement.

David M Gonski AO, Chairman

Joined the Board in October 1997 – Chairperson of the CCA Related Party Committee. Background: Solicitor for 10 years with the law firm of Freehills and thereafter a corporate adviser in the firm of Wentworth Associates, now part of the Investec group. Degree: Bachelors of Law and Commerce from The University of New South Wales. Other Listed Company Boards: Australian and New Zealand Banking Group Ltd; John Fairfax Holdings Ltd; Westfield Holdings Ltd.

Jillian R Broadbent, Non-Executive Director

Joined the Board in February 1999 – Chairperson of the CCA Audit, Risk & Compliance Committee, member of the CCA Compensation Committee and member of the CCA Related Party Committee. Background: Extensive experience in international banking, principally with Bankers Trust Australia, advising a wide range of corporate clients on risk management.

Degree: Bachelor of Arts (major in Economics and Mathematics) from The University of Sydney. Other Listed Company Boards: Westfield America Management Ltd; Westfield Management Ltd; Woodside Petroleum Ltd.

Wal M King AM, Non-Executive Director

Joined the Board in February 2002 – Member of the CCA Related Party Committee. Background: Worked in the construction industry for almost 35 years and since 1987 has been the Chief Executive Officer of Leighton Holdings Ltd, a company with substantial operations in Australia and Asia. Degree: Bachelor of Engineering; Master of Engineering Science and Honorary Doctor of Science from The University of New South Wales. Other Listed Company Boards: Leighton Holdings Ltd.

Mel K Ward AO, Non-Executive Director

Joined the Board in February 1999 – Chairperson of the CCA Compensation Committee, member of the CCA Audit, Risk & Compliance Committee and member of the CCA Related Party Committee. Background: A Company Director since February 1992 when retired as Managing Director of Telecom Australia and Chairman of Telecom Australia (International) Ltd. Degree: Bachelor of Engineering (Honours) and Master of Engineering Science from Queensland University. Other Listed Company Boards: Pro Medicus Limited (Chairman); AXA Asia Pacific Holdings Ltd; Transfield Services Ltd; West Australian Newspapers Ltd.

Terry J Davis, Managing Director

Appointed as Managing Director in November 2001 – Member of the CCA Compensation Committee (other than for matters relating to his own compensation). Background: Joined CCA in November 2001 after 14 years in the global wine industry and most recently as the Managing Director of Beringer Blass (the wine division of Foster's Group Ltd).

Michael F Ihlein, Chief Financial Officer

Appointed as Chief Financial Officer (CFO) in February 1997. Background: Joined CCA in 1978 and was Managing Director of CCA Poland immediately prior to appointment as CFO in 1997. Degree: Bachelor in Business Studies and a Diploma from the Securities Institute of Australia.

James E Chestnut, Non-Executive Director

Rejoined the Board in December 2001 – Member of the CCA Audit, Risk & Compliance Committee. Background: President, PacificRim Group, of The Coca-Cola Company with more than 30 years experience in the Coke System, mainly in Finance roles. Degree: Bachelor of Accountancy from the University of Glasgow and a Fellow of the Chartered Institute of Management Accountants.

Henry A Schimberg, Non-Executive Director

Joined the Board in February 2000 – Member of the CCA Compensation Committee. Background: Retired as President and Chief Executive Officer of Coca-Cola Enterprises on 31 December 1999 after a 41 year career in the soft drink industry. Degree: Bachelor of Arts from Beloit College. Other Listed Company Boards: Panamerican Beverages, Inc (Vice Chairman); Coca-Cola Hellenic Bottling Company.

4. CCA's intentions

4.1 Intentions on conclusion of the Offer

The following sections set out CCA's intentions on the basis of facts and information concerning Neverfail and the circumstances affecting the business of Neverfail which are known to CCA at the time of preparation of this Bidder's Statement.

Any final decision on these matters will only be reached in the light of all material facts and circumstances at the relevant time and once CCA has had an opportunity to conduct a detailed review of the operations of Neverfail as referred to in section 4.3. Accordingly, the statements set out in the following sections are statements of current intention only which may vary as new information becomes available or circumstances change.

4.2 Compulsory acquisition of Neverfail Shares

(a) **Compulsory acquisition following Takeover Bid**

If CCA becomes entitled to proceed to compulsory acquisition of shares in Neverfail following the Offer under part 6A.1 of the Corporations Act (as a result of the acquisition of Neverfail Shares under the Offer or otherwise), then CCA intends to proceed to compulsory acquisition of shares in Neverfail in accordance with the provisions of the Corporations Act.

(b) **General compulsory acquisition**

Even if CCA does not become entitled to proceed to compulsory acquisition of shares in Neverfail, following the Offer under part 6A.1 of the Corporations Act, it may nevertheless be or become entitled to exercise general compulsory acquisition rights under part 6A.2 of the Corporations Act. If so, CCA intends to exercise such rights.

4.3 Intentions upon ownership of 100% of Neverfail

If CCA comes to own 100% of the issued ordinary shares in Neverfail, its intentions are described below.

(a) **Corporate matters**

CCA intends to:

- seek to have Neverfail removed from the official list of ASX; and
- replace the majority of the current directors of Neverfail with nominees of CCA.

(b) **Head office and administration and employees**

Except for changes resulting from the combination of Neverfail's corporate head office functions with those of CCA's discussed below, the terms of employment of Neverfail employees, and their existing reporting structures, are expected to remain unchanged.

Neverfail's corporate head office functions, such as company secretarial and in-house legal, risk management, treasury, financial management and insurance will be combined with those of CCA and centralised in Sydney. CCA will seek to allocate alternative responsibilities to any employees currently employed within the head

office functions and whose employment will no longer be required as a result of this centralisation. If this is not possible, then CCA expects that such employees would be made redundant and would be paid the payments and other benefits to which they are entitled as a result.

CCA commits significant expenditure every year to staff development and intends to continue to do the same within the enlarged group in order to ensure that the highest standards are maintained. CCA will also seek to extend, to the combined group, the career path development programmes which have been successfully implemented within CCA's business.

CCA makes available to its employees a range of employee benefits including career development, educational opportunities, incentive plans and share plans. CCA intends to make these benefits available to continuing Neverfail employees upon satisfaction of applicable qualifying conditions.

(c) **Neverfail's business**

Neverfail's principal activities consist of the sourcing, bottling and delivery of spring water to domestic and corporate customers.

CCA intends to conduct a strategic review of Neverfail's business (in conjunction with Neverfail management currently responsible for those operations). The primary purposes of the review will be to:

- determine the most effective and efficient manner, using CCA's experience in major retail account management, of distributing Neverfail's brands to CCA's current customer groups of major foodstores, convenience and petroleum stores;
- examine the potential to utilise, and/or develop further, Neverfail's manufacturing capacity to supplement CCA's existing water production;
- examine the opportunities to apply best practices to Neverfail's business; and
- identify other areas of potential cost savings by taking advantage of CCA's scale in purchasing and procurement, manufacturing, logistics and information systems.

CCA considers Neverfail's business as core holdings and, subject to any changes resulting from the outcome of the review referred to above, intends to continue these operations as they are currently conducted~~ except to the extent that a change in market conditions requires otherwise~~.

(d) **Participation by The Coca-Cola Company**

Prior to the date of this Bidder's Statement, CCA held discussions with The Coca-Cola Company in relation to The Coca-Cola Company's potential participation in Neverfail's business. The nature of the arrangements discussed between CCA and The Coca-Cola Company is consistent with the current relationship between CCA and The Coca-Cola Company whereby The Coca-Cola Company owns the trade marks which are licensed to CCA and CCA bottles, distributes and sells the finished beverages. CCA intends that The Coca-Cola Company will acquire Neverfail's trade marks and associated intellectual property from Neverfail and enter a bottler's agreement with CCA in respect of Neverfail's brands pursuant to which:

- The Coca-Cola Company would licence CCA to manufacture, distribute and market the Neverfail brands in Australia for a period of no less than 10 years;
- CCA would make ongoing periodic payments to The Coca-Cola Company under the bottler's agreement; and
- The Coca-Cola Company would provide consumer marketing and research in relation to Neverfail's brands.

The acquisition by The Coca-Cola Company of Neverfail's trade marks and associated intellectual property is conditional upon the negotiation of an appropriate sale and purchase agreement and upon the board of directors of The Coca-Cola Company approving such purchase. The amount to be paid by The Coca-Cola Company for the purchase of Neverfail's trade marks and associated intellectual property and the ongoing periodic payments by CCA to The Coca-Cola Company under the bottler's agreement are yet to be finalised. However CCA expects the purchase price for Neverfail's trade marks and associated intellectual property to be no more than $45,000,000. CCA also expects that the ongoing periodic payments by CCA to The Coca-Cola Company under the bottler's agreement will be at a level that allows both CCA and The Coca-Cola Company to achieve similar returns on their respective investments within similar time frames. It is the current intention of CCA that the proceeds of the sale of Neverfail's trade marks and associated intellectual property to The Coca-Cola Company will be applied to reduce existing Neverfail debt.

4.4 Intentions in relation to Neverfail Options

The Offer extends to Neverfail Shares which are issued prior to the end of the Offer Period as a result of Neverfail Options being exercised.

If at the end of the Offer Period CCA has become entitled to proceed to compulsory acquisition of Neverfail Shares then CCA intends to deal with any Neverfail Options which have not been exercised as at that time by either:

(a) having those Neverfail Options cancelled in consideration of the payment of a cancellation fee to the holders of the Neverfail Options; or

(b) compulsorily acquiring those Neverfail Options under part 6A.2 of the Corporations Act.

4.5 Other intentions

Other than as set out in sections 4.1 to 4.4, it is the present intention of CCA:

(a) to continue to operate the business of Neverfail;

(b) not to make any major changes to the business of Neverfail nor to redeploy any of the fixed assets of Neverfail; and

(c) to continue the employment of Neverfail's present employees.

5. Terms of the Offer

This section contains the terms of the offer by CCA to acquire all of Your Neverfail Shares. The date of the Offer is [XXX] 2003.

5.1 The Offer

CCA offers to acquire from you on the terms of the Offer all of Your Neverfail Shares. This includes any Neverfail Shares which become registered in your name in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares in that period pursuant to the exercise of Neverfail Options.

You may accept the Offer only in respect of all of Your Neverfail Shares.

It is a term of the Offer that CCA will be entitled to all Rights attaching to or arising from Neverfail Shares acquired by CCA pursuant to the Offer.

5.2 Consideration

Subject to this section 5, the consideration under the Offer is a cash payment of $2.25 for each Neverfail Share.

5.3 Benefit of improved consideration

If CCA improves the consideration offered, the Corporations Act contains provisions to ensure that any Neverfail shareholder who has already accepted the Offer receives the benefit of the improved consideration.

5.4 Conditions of the Offer

(a) Subject to section 5.4(e), the Offer and any contract arising from acceptance of the Offer is subject to the fulfilment of the following conditions:

(i) **Foreign Investment Review Board approval**

One of the following occurring:

A. The Treasurer advising CCA before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

B. no order being made in relation to the Takeover Bid under section 22 of the Foreign Acquisitions and Takeovers Act 1975 within a period of 40 days after CCA has notified the Treasurer that it proposes to acquire shares under the Takeover Bid, and no notice being given by the Treasurer to CCA during that period to the effect that there are any such objections; or

C. where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to CCA during that period to the effect that there are any such objections.

(ii) **Minimum acceptance condition**

That during or at the end of the Offer Period, CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 90% of the number of Neverfail Shares then on issue.

(iii) **No restraining orders**

That between the Announcement Date and the end of the Offer Period:

A. there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

B. no application is made to any Public Authority (other than by any member of the CCA Group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to condition or not) or the rights of CCA in respect of Neverfail and the Neverfail Shares to be acquired under the Offer, or requires the divestiture by CCA of any Neverfail Shares, or the divestiture of any assets of the Neverfail Group or of the CCA Group or otherwise.

(iv) **Prescribed Occurrences**

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs, other than an issue of Neverfail Shares on the exercise of Neverfail Options.

(v) **Material adverse change to Neverfail**

Before the end of the Offer Period there not having occurred, been announced or becoming known to CCA (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Neverfail Group (taken as a whole) since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Neverfail or any of its subsidiaries prior to 29 April 2003) and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to CCA that information publicly filed by Neverfail or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

(b) Each of the conditions in section 5.4(a) is a separate and distinct condition, shall not be taken to limit the meaning or effect of any other condition, and shall not merge on completion of any contract arising from acceptance of the Offer.

(c) Each of the conditions set out in section 5.4(a) (other than section 5.4(a)(i)) is a condition subsequent. The condition set out in section 5.4(a)(i) is a condition precedent and accordingly no contract to sell Neverfail Shares arises from acceptance of this Offer until the condition set out in section 5.4(a)(i) has been satisfied or the Offer has been declared free from that condition.

The breach or non-fulfilment of any such condition (other than section 5.4(a)(i)) does not prevent a contract to sell any of Your Neverfail Shares resulting from acceptance of the Offer, but if:

(i) CCA has not declared all Offers to be free from the conditions in section 5.4(a) before the date applicable under subsection 650 F(1) of the Corporations Act; and

(ii) the conditions in section 5.4(a) have not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In such a case, CCA will:

(iii) return the Acceptance Form (if any) together with all documents forwarded by you to the address shown in the Acceptance Form; and

(iv) notify SCH of the lapse of the Offer in accordance with Rule 16.8 of the SCH Business Rules.

(d) Subject to the provisions of the Corporations Act, CCA alone shall be entitled to the benefit of the conditions in section 5.4(a) and any non-fulfilment of such conditions may be relied upon only by CCA.

(e) Subject to section 650F of the Corporations Act, CCA may, at any time at its sole discretion, declare all Offers free from all or any of the conditions referred to in section 5.4(a) by giving notice in writing to Neverfail. This notice may be given in relation to the conditions in:

(i) section 5.4(a) (other than section 5.4(a)(iv)), not later than 7 days before the end of the Offer Period; and

(ii) section 5.4(a)(iv), not later than 3 business days after the end of the Offer Period.

(f) The date for giving the notice required by section 630(3) of the Corporations Act on the status of the conditions to the Offer is [XXX] 2003, subject to variation in accordance with section 630(2) of the Corporations Act if the period during which the Offer remains open for acceptance is extended.

5.5 Offer Period

Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on [XXX] 2003.

CCA expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to vary the Offer in accordance with the Corporations Act.

If within the last 7 days of the Offer Period the Offer is varied to improve the consideration offered or if within the last 7 days of the Offer Period CCA's voting power in Neverfail increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

5.6 Withdrawal of Offer

In accordance with section 652B of the Corporations Act, the Offer may only be withdrawn with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent of ASIC. If that happens, CCA will send a notice of withdrawal to Neverfail and to each person to whom the Offer has been made.

5.7 Variation of Offer

CCA may at any time, and from time to time, vary the Offer in accordance with part 6.6 of chapter 6 of the Corporations Act.

5.8 Payment of consideration

(a) Subject to the provisions below of this section 5.8 and the Corporations Act, if you accept the Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or are waived, then CCA will provide the consideration for Your Neverfail Shares within 7 days after the later of the date the Offer is validly accepted by you in accordance with the Offer and the date the contract which results from your acceptance of the Offer becomes unconditional.

Under no circumstances will interest be paid on the consideration payable under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

(b) Payment of the cash amount to which you are entitled by acceptance of this Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by prepaid ordinary mail or, in the case of addressees outside Australia, by prepaid airmail, to the address shown on the Acceptance Form.

(c) If at the time you accept this Offer you are:

(i) the Government of Iraq, an agency associated with the Government of Iraq or a national of Iraq;

(ii) a person or entity associated with the former Milosevic Government of the Federal Republic of Yugoslavia as named in the instrument dated 5 April 2002 issued under the Australian Banking (Foreign Exchange) Regulations;

(iii) a person or entity associated with the Government of Zimbabwe, as named in the annexure to the instrument of 25 November 2002 issued under the Australian Banking (Foreign Exchange Regulations); or

(iv) a resident in or a resident of a place outside Australia to which the Australian Banking (Foreign Exchange) Regulations otherwise apply,

you will not be entitled to receive any cash payment under this Offer until all requisite authorities and clearances of the Reserve Bank of Australia (whether under the Australian Banking (Foreign Exchange) Regulations or otherwise) or of the Australian Taxation Office have been obtained by CCA. CCA undertakes to make prompt application for all such authorities or clearances.

In addition, accounts of persons and entities identified by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited, under the Charter of the United Nations (Anti-Terrorism Measures) Regulations 2001.

(d) Where the Acceptance Form requires any additional documents to be delivered with your Acceptance Form (such as a power of attorney) then:

(i) if those documents are delivered with your Acceptance Form, CCA will provide the consideration in accordance with section (a);

(ii) if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is subject to a defeating condition, CCA will provide the consideration within 7 days after the Offer becomes unconditional.

(iii) if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is unconditional, CCA will provide the consideration within 7 days after those document are delivered.

(iv) if those documents are delivered after the end of the Offer Period while the Offer is unconditional, CCA will provide the consideration within 7 days after those documents are delivered; and

(v) if those documents are delivered after the end of the Offer Period while the Offer is subject to a defeating condition that relates only to the happening of a Prescribed Occurrence, CCA will provide the consideration within 7 days after the Offer becomes unconditional.

5.9 Brokerage fees and other expenses

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of the Offer will be paid by CCA. You will not be liable to pay any stamp duty on the transfer of Neverfail Shares as a result of an acceptance of the Offer.

As long as Your Neverfail Shares are registered in your name and you deliver them directly to CCA, you will not incur any brokerage in connection with your acceptance of the Offer. If you hold Your Neverfail Shares through a bank, broker or other nominee, you should ask your bank, broker or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

5.10 Who may accept this Offer

(a) This Offer is made to you as the holder of Neverfail Shares registered in your name, in the register of members of Neverfail at 10.00 am (Sydney time) on the Record Date and/or as a person who becomes registered in the register of members of Neverfail as the holder of any Neverfail Shares in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares during that period pursuant to the exercise of Neverfail Options.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your Neverfail Shares (the **"Transferred Shares"**) to which this Offer relates, then in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person in respect of the Transferred Shares;

(ii) a corresponding Offer shall be deemed to have been made to you in respect of Your Neverfail Shares other than the Transferred Shares; and

(iii) this Offer shall be deemed to have been withdrawn immediately after making such corresponding offers.

(c) If at any time during the Offer Period and before you accept this Offer, Your Neverfail Shares to which this Offer relates consist of two or more separate parcels for the purposes of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act, this Offer shall be deemed at that time to consist of separate corresponding offers made to you in relation to the respective separate parcels of Neverfail Shares and an acceptance by you of any of those separate corresponding offers is ineffective unless you have given to CCA notice which:

(i) if it relates to Neverfail Shares in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules; or

(ii) if it relates to Neverfail Shares held in an Issuer Sponsored Holding, must be in writing,

indicating that Your Neverfail Shares consist of separate parcels and the acceptance indicates the number of Neverfail Shares in the separate parcels to which the acceptance relates, provided that you may at the one time accept two or more such separate corresponding Offers as if they were a single offer in relation to separate parcels of shares.

If this applies to you, contact Computershare Investor Services Pty Limited on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia for such additional copies of this Bidder's Statement and Acceptance Form as are necessary. Please note that, in accordance with legal requirements, calls to these numbers will be recorded.

5.11 How to accept this Offer

(a) You may accept this Offer at any time during the Offer Period. Subject to section 5.10 (relating to holdings of separate parcels of Neverfail Shares) your acceptance of the Offer must be in respect of all of your Neverfail Shares.

(b) The manner by which you may accept this Offer will depend on whether Your Neverfail Shares are in a CHESS Holding or in an Issuer Sponsored Holding. Your Neverfail Shares are in a CHESS Holding if they are sponsored by a Broker or other Controlling Participant or you yourself are a Broker or Non-Broker Participant. Your Neverfail Shares are in an Issuer Sponsored Holding if they are sponsored directly by Neverfail as issuer.

If you have any questions about how to accept this Offer or need a replacement Acceptance Form, please contact Computershare Investor Services Pty Limited on 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia. Please note that, in accordance with legal requirements, calls to these numbers will be recorded. Alternatively, you may consult your broker or other financial or professional adviser.

(i) **CHESS Holdings**

If any of Your Neverfail Shares are in a CHESS Holding, acceptance of this Offer in respect of those Neverfail Shares can only be made in accordance with the SCH Business Rules.

To accept this Offer in respect of those Neverfail Shares you must:

A. if you are a Broker or a Non Broker Participant, initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

B. otherwise, instruct your Controlling Participant (normally your stockbroker) to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(ii) **Issuer Sponsored Holdings**

If any of Your Neverfail Shares are in an Issuer Sponsored Holding, then to accept this Offer in respect of those Neverfail Shares you must:

A. complete and sign the accompanying Acceptance Form in accordance with the instructions on it (which forms part of this Offer and must be observed in accepting the Offer in respect of any Neverfail Shares held in an Issuer Sponsored Holding); and

B. ensure that the Acceptance Form and any documents required by the terms of the Offer and the instructions on the Acceptance Form are received before the end of the Offer Period, at the following address:

Coca-Cola Amatil Takeover Offer
Computershare Investor Services Pty Limited,
GPO Box 7115
Sydney, New South Wales, 1115

or, if by hand delivery, delivered to the following address:

Coca-Cola Amatil Takeover Offer
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney, New South Wales, 2000

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting shareholder.

Acceptance of the Offer in respect of Your Neverfail Shares which are in an Issuer Sponsored Holding shall not be complete until the properly completed Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) has been received at the address specified above. CCA may, however, in its sole discretion waive at any time, prior to the end of the Offer Period, all or any of those requirements.

(iii) **If some of Your Neverfail Shares are held in a number of forms**

If some of Your Neverfail Shares are in different holdings, your acceptance of this Offer will require action under sections 5.11(b)(i) and 5.11(b)(ii) in relation to the separate portions of Your Neverfail Shares.

(c) Beneficial owners whose Neverfail Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

5.12 New Neverfail Shares issued as a result of exercise of Neverfail Options

You may accept the Offer, in relation to Neverfail Shares which become registered in your name in Neverfail's register of members, in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares during that period pursuant to an exercise of Neverfail Options.

If you exercise Neverfail Options prior to the end of the Offer Period but the underlying Neverfail Shares are not registered in your name in Neverfail's register of members prior to the end of the Offer Period, those Neverfail Shares are excluded from the Offer and any purported acceptance of the Offer in respect of those Neverfail Shares will be invalid.

5.13 Validity of acceptances

Your acceptance will not be valid unless it is made in accordance with the procedures set forth in sections 5.10 to 5.13 of this Bidder's Statement and the instructions on the Acceptance Form. The Acceptance Form forms part of this Offer.

You must choose the method of delivery you will use to deliver your Acceptance Form and all other required documents as set forth in section 5.11. That delivery is at your risk. Persons holding Neverfail Shares through brokers, dealers, commercial banks, trust companies or nominees may request these persons to effect the above deliveries on their behalf.

CCA will determine, in its sole discretion, all questions as to the form of documents, including the validity, eligibility, including time of receipt, and acceptance of Neverfail Shares. The determination of CCA will be final and binding on all parties.

CCA may, in its sole discretion, at any time deem any Acceptance Form it receives to be a valid acceptance in respect of Your Neverfail Shares, even if a requirement for acceptance has not been complied with and may waive any requirement of sections 5.10 to 5.13. Payment of consideration in accordance with the Offer will not be made until any irregularity has been resolved or waived and until all documents required to procure registration of CCA as holder of Neverfail Shares concerned have been received by CCA.

5.14 The effect of acceptance

By signing and returning an Acceptance Form or initiating acceptance of this Offer in accordance with section 5.11 you will or will be deemed to have:

(a) accepted this Offer (and any variation of it) irrevocably in accordance with its terms in respect of all Your Neverfail Shares;

(b) agreed to transfer to CCA Your Neverfail Shares (regardless of the number of Neverfail Shares specified in the Acceptance Form or other acceptance) subject to this Offer being declared free from the conditions set out in section 5.4 or such conditions being fulfilled or waived and subject to the provisions of section 5.10;

(c) authorised CCA (by its directors, officers, servants or agents) to complete on the Acceptance Form correct details of Your Neverfail Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer and transfer Your Neverfail Shares to CCA;

(d) represented and warranted to CCA as a fundamental condition going to the root of the contract resulting from your acceptance that, both at the time of acceptance of this Offer and at the time of registration of the transfer of Your Neverfail Shares to CCA, Your Neverfail Shares (including any Rights) are fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind and that you have full power, capacity and authority to accept the Offer and sell Your Neverfail Shares (including the legal and beneficial ownership in those Neverfail Shares and any Rights);

(e) represented and warranted to, and agreed with CCA, that Your Neverfail Shares in respect of which you have accepted this Offer will be purchased by CCA with all Rights and that you will execute all such instruments as CCA may require for the purpose of vesting in it any such Rights;

(f) irrevocably authorised and directed Neverfail to pay to CCA or to account to CCA for all Rights, subject however to any such Rights received by CCA being accounted for by CCA to you in the event that this Offer is withdrawn or the contract resulting from your acceptance of this Offer is rendered void pursuant to section 5.4(c);

(g) except where Rights have been paid or accounted for under section 5.14(f), irrevocably appointed CCA and its directors from time to time jointly and severally as your attorney in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, to execute all such instruments as CCA may require for the purpose of vesting in it any such Rights;

(h) represented and warranted to CCA that, unless you have notified in accordance with section 5.10(c), Your Neverfail Shares do not consist of separate parcels of Neverfail Shares;

(i) irrevocably appointed CCA and each of its directors, secretaries and officers from time to time jointly and severally as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, to do all things which you could lawfully do in relation to Your Neverfail Shares or in exercise of any right derived from the holding of Your Neverfail Shares including, without limitation, the rights to:

    (i) attend and vote in respect of Your Neverfail Shares at any and all meetings of Neverfail;

    (ii) requisition or join with other holders of Neverfail Shares in requisitioning and/or convening a meeting of the members of Neverfail;

    (iii) demand a poll for any vote to be taken at any meeting of Neverfail shareholders;

    (iv) propose or second any resolutions to be considered at any and all meetings of Neverfail shareholders;

    (v) execute all forms, transfers, assignments, notices, instruments (including instruments appointing a director of CCA as a proxy in respect of all or any of Your Neverfail Shares and a transfer form for Your Neverfail Shares), proxies, transfers, consents, agreements and resolutions relating to Your Neverfail Shares and as may be necessary or desirable to convey Your Neverfail Shares and Rights to CCA; and

(vi) request Neverfail to register in the name of CCA or its nominee Your Neverfail Shares which you hold on any register of Neverfail;

and to have agreed that in exercising the powers conferred by that power of attorney the attorney shall be entitled to act in the interests of CCA as the beneficial owner and intended registered holder of Your Neverfail Shares in respect of which you have accepted this Offer and to have further agreed to do all such acts, matters and things that CCA may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of Neverfail) if requested by CCA.

CCA will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph. This appointment, being given for valuable consideration to secure the interest acquired in Your Neverfail Shares, is irrevocable and terminates upon registration of a transfer to CCA or its nominee of Your Neverfail Shares;

(j) agreed not to attend or vote in person at any general meeting of Neverfail or to exercise or purport to exercise any of the powers conferred on CCA or its nominee in paragraph (i) above;

(k) agreed to indemnify CCA in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your Neverfail Shares being registered by Neverfail without production of Your Holder Identification Number for your Neverfail Shares;

(l) authorised CCA to notify Neverfail on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Neverfail Shares in respect of which you have accepted this Offer is at the address of CCA as specified by CCA in the notification, and that all such notices are to be marked care of CCA and to have directed Neverfail to serve all correspondence, payments or notifications in respect of any Rights and other communications and documents whatsoever in respect of those Neverfail Shares to CCA at that address;

(m) if at the time of acceptance of this Offer Your Neverfail Shares are in a CHESS Holding, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions, or those conditions are satisfied, authorised CCA to cause a message to be transmitted to SCH in accordance with SCH Business Rule 16.6.1 so as to transfer Your Neverfail Shares to CCA's Takeover Transferee Holding. CCA shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

The undertakings and authorities referred to in this section 5.14 will (unless otherwise stated herein) remain in force after you receive the consideration for Your Neverfail Shares acquired by CCA and after CCA becomes registered as holder of them.

5.15 Rights

If CCA becomes entitled to any Rights pursuant to an acceptance of this Offer, it may require you to give to CCA all documents that may be necessary to vest in it title to those Rights. If you do not give these documents to CCA or if you have received the benefit of those Rights, CCA will be entitled to deduct from the consideration otherwise due to you the amount or value (as reasonably assessed by CCA) of such Rights.

6. Provision of cash consideration

6.1 Cash consideration

The consideration for the acquisition of Your Neverfail Shares under the Offer is to be satisfied wholly by payment in cash.

6.2 Amount payable

Based on the number of Neverfail Shares and Neverfail Options on issue at the date of this Bidder's Statement and not including Neverfail Shares already owned by CCA, the maximum amount of consideration which would be payable by CCA under the Takeover Bid for Neverfail Shares if every holder of Neverfail Shares accepted the Offer (including holders of new Neverfail Shares which would become subject of the Offer if all of the Neverfail Options were exercised during the Offer Period) is approximately $192.1 million.

6.3 Sources of funds

CCA will use an existing syndicated revolving cash advance facility for $385,937,500 (**"Facility"**) available to it for general corporate funding requirements to fund the cash required to pay the consideration under the Offer.

Facility

The Facility is provided by:

- Australian and New Zealand Banking Group Limited (for up to $118,750,000) (**"Agent"**);
- Westpac Banking Corporation (for up to $89,062,500);
- ING Bank N.V Sydney Branch (for up to $59,375,000);
- Citibank N.A (for up to $59,375,000); and
- UBS Australia Limited (for up to $59,375,000),

(the **"Banks"**). The Facility is available for drawing until 13 November 2003.

At the date of this Bidder's Statement, the full amount of the Facility is available to be drawn down and is sufficient to finance the acquisition by CCA of all of the Neverfail Shares subject of the Offer (including all of the new Neverfail Shares which would become subject of the Offer if all of the Neverfail Options were exercised during the Offer Period) together with all costs of the Offer.

Documentation

The Facility was originally entered into by CCA on 16 November 1998 and subsequently amended on 14 May 2001 and 5 June 2002 (**"Facility Agreement"**). The Facility Agreement, together with certain fee letters, comprises the **"Transaction Documents"** for the purposes of the Facility.

The Facility Agreement contains provisions relating to the payment of interest and repayment of principal, representations and warranties, events of default and other covenants. Except to the extent described below, these provisions are customary for transactions similar to the Facility.

Conditions Precedent

The Banks are not obliged to make any drawing available to CCA unless:

- the representations and warranties made in connection with the Transaction Documents are true and not misleading, by omission or in any other way, at the relevant drawdown date; and
- as at the relevant drawdown date, no event of default or potential event of default has occurred which has not been remedied or waived or would result from the drawing of the amount advanced (or to be advanced).

CCA expects that these conditions precedent will be satisfied prior to any cash payments being required to be made under the Offer.

Representations and Warranties

Representations and warranties contained in the Facility Agreement include (amongst other things) that:

- there has been no material adverse change, since the date of CCA's last accounts, in the CCA Group's financial condition, assets, revenues, business or prospects; and
- certain bottler's agreements between the CCA Group and The Coca-Cola Company are valid and enforceable.

CCA is not aware of, and does not expect that there will occur, any breaches of representations or warranties contained in the Facility Agreement which could prevent CCA from drawing funds under the Facility.

Events of Default

Events of default contained in the Facility Agreement include (amongst other things):

- failure to pay any amount owing under the Transaction Documents when due;
- breach of representations or warranties;
- cross defaults in relation to other debt of CCA or its subsidiaries;
- a Transaction Document becoming void, voidable or unenforceable; and
- in certain circumstances termination or cancellation of a bottler's agreement between the CCA Group and The Coca-Cola Company.

CCA is not aware of the occurrence of, and does not expect that there will occur, any events of default contained in the Facility Agreement which could result in a termination of that agreement or prevent CCA from drawing funds under the Facility.

Review Event

The Facility Agreement provides that if there is a change in the long term credit rating of CCA by Standard & Poor's (Australia) Pty Limited, the Agent will conduct a review of the interest margin and/or the fees payable under the Transaction Documents and obtain instructions from Banks whose commitments or participations in amounts outstanding under the Facility represent at least 66⅔% of the aggregate (**"Majority Lenders"**) as to whether or not there should be an increase or decrease in the margin and/or fees. Any Bank which does

not form part of the Majority Lenders may elect to no longer participate in the Facility or, if Majority Lenders do not determine an appropriate increase or decrease, any of the Banks may elect to no longer participate in the Facility.

CCA has no reason to believe that there will be a change to its long term credit rating by Standard & Poor's (Australia) Pty Limited during the Offer Period which could trigger the review event referred to above.

7. Tax considerations

7.1 Introduction

The following is a general description of the Australian income and capital gains tax consequences to Neverfail shareholders of the acceptance of the Offer. The comments set out below are relevant only to those Neverfail shareholders who hold their Neverfail Shares as capital assets for the purpose of investment. If you trade in shares you will need to get independent professional advice.

The following summary is intended only for Neverfail shareholders resident in Australia for income tax purposes. Neverfail shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. Furthermore, this summary is not intended for Neverfail shareholders who acquired their shares in respect of their (or an associates) employment at Neverfail (or an associated company).

The following description is based upon the law in effect at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete Bidder's Statement of the law applicable to the particular circumstances of every Neverfail shareholder. Neverfail shareholders should seek independent professional advice in relation to their own particular circumstances.

7.2 Capital gain or loss on disposal of Neverfail Shares

The sale of Your Neverfail Shares pursuant to the Offer will involve the disposal by you of Your Neverfail Shares by way of transfer to CCA. This change in the ownership of Your Neverfail Shares will constitute a CGT event for Australian capital gains tax purposes. The date of disposal for capital gains tax purposes will be the date that you accept the Offer. If, for any reason the Offer does not proceed, no disposal event will occur and no capital gains tax implications will arise.

If you are an Australian resident you may make a capital gain or a capital loss from the disposal of Your Neverfail Shares. These amounts will be relevant in determining whether you have a net capital gain to include in your taxable income for the year.

In general, capital gains and capital losses are firstly aggregated to determine whether there is a net capital gain, which is calculated after taking into account any discount capital gains or other concessions in respect of the capital gains. The remaining net capital gain is included in assessable income, and is subject to income tax. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

Capital Gain

If the capital proceeds from the disposal of Your Neverfail Shares are more than the cost base (or in some cases, the indexed cost base) of those shares a capital gain would arise.

The capital proceeds of the CGT event will be the cash received by you in respect of the disposal of Your Neverfail Shares.

The cost base of Your Neverfail Shares will generally be their cost of acquisition plus any incidental costs of acquisition (such as brokerage and stamp duty).

If the Neverfail Shares were acquired at or before 11.45 am on 21 September 1999, a Neverfail shareholder who is an individual, a complying superannuation entity or the trustee of a trust

may elect to adjust the cost base of the Neverfail Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the Neverfail Shares were acquired until the quarter ended 30 September 1999. Neverfail shareholders which are companies will be entitled to include that indexation adjustment without making an election if their Neverfail Shares were acquired at or before 11.45 am on 21 September 1999 and held for more than 12 months before their disposal.

Indexation adjustments are taken into account only for the purposes of calculating a capital gain.

Neverfail shareholders who are individuals, complying superannuation entities or trustees and who do not or cannot elect to adjust their cost base for indexation (as outlined above) can discount the amount of the capital gain in respect of the disposal of the Neverfail Shares if they have held their Neverfail Shares for more than 12 months before the date of disposal (referred to as the **"CGT Discount"**). The CGT Discount is applied only after any available capital losses have been applied to the capital gain. For individuals and trustees the discount rate is 50% and for complying superannuation entities the discount rate is 33⅓%.

Neverfail shareholders which are companies do not qualify for a CGT Discount.

Capital Loss

If the capital proceeds are less than the reduced cost base of your Neverfail Shares, a capital loss would arise. Generally, the reduced cost base of your Neverfail Shares is the cost base (discussed above) without any adjustment for indexation. The CGT Discount does not apply to capital losses.

8. Additional information

8.1 Neverfail securities on issue

Based on documents lodged by Neverfail with ASX, the total number of securities in each class in Neverfail at the date of this Bidder's Statement is as follows:

Class	Number
Neverfail Shares	95,185,688
Neverfail Options (with exercise prices varying from $2.00 to $4.28 and various exercise dates and expiry dates)	4,445,295

8.2 Interests of CCA

(a) **Relevant interests in Neverfail securities**

As at the date of this Bidder's Statement, CCA had a relevant interest in 14,270,000 Neverfail Shares (representing 14.99% of the issued capital of Neverfail) and a relevant interest in no Neverfail Options.

As at the date immediately before the first Offer was sent, CCA had a relevant interest in [XXX] Neverfail Shares and [XXX] Neverfail Options.

(b) **Voting power in Neverfail**

As at the date of this Bidder's Statement, the voting power of CCA in Neverfail was 14.99%.

As at the date immediately before the first Offer was sent, the voting power of CCA in Neverfail was [XXX]%.

(c) **Price paid for Neverfail Shares by CCA or associates**

On 28 April 2003, CCA purchased a total of 14,270,000 Neverfail Shares for $2.25 each.

(d) **Relevant interest and voting power of The Coca-Cola Company**

Because The Coca-Cola Company owns more than 20% of CCA's issued ordinary shares, The Coca-Cola Company has the same relevant interest and voting power in Neverfail as CCA has.

8.3 Substantial shareholders

Based on documents lodged with ASX, at the date of this Bidder's Statement, the substantial shareholders in Neverfail (other than CCA) are set out in the table below. The voting power of each of those substantial shareholders, and the number of Neverfail Shares representing that voting power, at the date of the last substantial shareholder notice lodged with ASX by each of following substantial shareholders is as follows:

Substantial shareholder	Number of Neverfail Shares	Voting Power
J B Were Group Holdings Pty Limited	11,383,737	12.02%
ING Australia Limited	11,287,328	11.91%
AMP Limited	10,937,764	11.54%
Perpetual Trustees Australia Limited	10,846,578	11.44%
Morgan Stanley Investment Management Limited	9,757,238	10.60%
Australia & New Zealand Banking Group Limited	9,139,891	9.64%
Deutsche Asset Management (Australia) Limited	8,804,359	9.40%
Commonwealth Bank of Australia	7,029,736	7.42%

The table above does not include any effect of the acquisitions of Neverfail Shares made by CCA referred to in section 8.2(c) or issues of Neverfail Shares after the date that a substantial shareholder lodged its last substantial shareholder notice with ASX.

8.4 Dealing in prior 4 months

Except as set out in section 8.2 of this Bidder's Statement, neither CCA nor any associate of CCA has provided or agreed to provide consideration for any Neverfail Shares under a purchase or agreement during the 4 months before the date of this Bidder's Statement.

8.5 No collateral benefits

Except as set out in section 8.2 of this Bidder's Statement, neither CCA nor any associate of CCA gave or offered to give or agreed to give a benefit to another person during the period of four months before the date of this Bidder's Statement where the benefit was likely to induce the other person, or an associate of that person, to:

(a) accept any Offer; or

(b) dispose of Neverfail Shares,

which benefit is not offered to all holders of Neverfail Shares under the Offer.

8.6 Regulatory issues

(a) **Foreign Acquisition and Takeovers Act 1975**

The Foreign Acquisitions and Takeovers Act regulates (among other matters) the acquisition of shares in certain Australian corporations where the acquisition results in the company being controlled by a foreign person or results in a change in the identity of the foreign controllers of the corporation.

The Offer is subject to approval or non objection by the Treasurer under Part II of the Foreign Acquisitions and Takeovers Act regarding the acquisition of shares in Neverfail by CCA (see section 5.4(a)(i)).

~~CCA will lodge an application with the Foreign Investment Review Board before the Offers are sent to Neverfail shareholders.~~ CCA lodged an application with the Foreign Investment Review Board on 29 April 2003.

The condition in Section 5.4(a)(iii) of this Bidder's Statement will not be triggered by, and CCA will not be able to rely on that condition because of, approval (or non-objection) by the Treasurer of the acquisition of 15% or more of all Neverfail Shares by any person.

(b) **Public Authorities**

The Offer is subject to a condition that no decision (preliminary or final) of any Public Authority is in effect, and that no application is commenced by, or made to, any Public Authority, which restrains or prohibits (or, if granted, could restrain or prohibit) or otherwise materially adversely impacts upon the Offer or completion of any transaction contemplated by the Offer. For these purposes, the term Public Authority includes the Australian Competition and Consumer Commission (**"ACCC"**) and the Federal Court of Australia.

CCA has provided the ACCC with a submission in relation to the effect on competition of an acquisition by CCA of Neverfail. CCA does not believe that the acquisition of the Neverfail Shares under the Offer will be restrained by the ACCC.

8.7 CCA director shareholdings in Neverfail

David Gonski, the Chairman of CCA, is the beneficial owner of 4,968 Neverfail Shares.

8.8 Neverfail's ASX material disclosures

Based on documents lodged by Neverfail with ASX, set out below is a summary of the material announcements by Neverfail to ASX since Neverfail's 2002 Annual Report was lodged with ASX by Neverfail on 4 October 2002.

A copy of each of the announcements below is attached to this Bidder's Statement as Annexure A.

Date	Subject
28/02/2003	Open Briefing of Neverfail's CEO on H2 03 Outlook
26/02/2003	Presentation - Half-Year Results
26/02/2003	Neverfail announcement of increases in revenue by 15%
26/02/2003	Appendix 4B in respect of Neverfail's Half-Year Report
26/02/2003	Neverfail's Half-Year Accounts contained in Neverfail's Half-Year

	Report
26/11/2002	Open Briefing of Neverfail's CEO - Business Update
15/11/2002	Chairman's Address to Shareholders
15/11/2002	Neverfail's Founder Retires from Board

8.9 Coca-Cola Amatil ASX announcement

The text of the announcement by CCA to ASX in relation to this Offer is attached as Annexure B.

8.10 Consent

UBS Warburg Australia Equities Limited has given its consent to each statement by it and to each statement said in this Bidder's Statement to be based on a statement by it, being included in this Bidder's Statement in the form and context in which it is included and has not withdrawn that consent before the Bidder's Statement was lodged with ASIC.

8.11 No other material information

There is no other information which:

(a) is material to the making of the decision by a person to whom this Offer is made whether or not to accept an Offer;

(b) is known to CCA; and

(c) has not previously been disclosed to the holders of Neverfail Shares,

other than as disclosed in this Bidder's Statement (including the Annexures).

9. Defined terms and interpretation

9.1 Defined Terms

In this Bidder's Statement the following words have these meanings unless the contrary intention or the context otherwise requires:

"**Acceptance Form**" means the acceptance and transfer form enclosed with this Bidder's Statement which forms part of the Offer.

"**Agent**" has the meaning given in section 6.3.

"**Announcement Date**" means 29 April 2003.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Bank**" has the meaning given in section 6.3.

"**Bidder's Statement**" means this Bidder's Statement in respect of the Offer given by CCA pursuant to part 6.5 of the Corporations Act and in compliance with the requirements of section 636 and 637 of the Corporations Act.

"**Broker**" means a member organisation admitted to participate in the CHESS under Rule 2.1.1 of the SCH Business Rules.

"**CCA**" means Coca-Cola Amatil Limited, ABN 26 004 139 397.

"**CCA Group**" means CCA and each of its subsidiaries.

"**CGT**" means capital gains tax.

"**CHESS**" means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

"**CHESS Holding**" has the meaning set out in the SCH Business Rules.

"**Controlling Participant**" means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules.

"**Corporations Act**" means the Corporations Act 2001 (Cth).

"**Facility**" has the meaning given in section 6.3.

"**Facility Agreement**" has the meaning given in section 6.3.

"**Issuer Sponsored Holding**" means a holding of Neverfail Shares on Neverfail's issuer sponsored sub-register.

"**Listing Rules**" means the official listing rules of ASX.

"**Majority Lenders**" has the meaning given in section 6.3.

"**Neverfail**" means Neverfail Springwater Limited, ABN 43 003 559 519.

"**Neverfail Group**" means Neverfail and each of its subsidiaries.

"Neverfail Options" means unlisted options to subscribe for Neverfail Shares granted by Neverfail under the Neverfail Option Plan which are on issue as at 10.00am (Sydney time) on the Record Date and all Rights attaching to them.

"Neverfail Option Plan" means the Neverfail Executive Share Option Plan under which options may be issued to directors and other executive officers of Neverfail.

"Neverfail Shares" means fully paid ordinary shares in the capital of Neverfail and all Rights attaching to them.

"Non-Broker Participant" means an entity admitted to participate in CHESS under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules.

"Offer" means the offer by CCA to acquire Neverfail Shares set out in section 5 of this Bidder's Statement.

"Offer Period" means the period or extended period during which the Offer is to remain open in accordance with section 5.5 of this Bidder's Statement.

"person" means an incorporated or unincorporated body or association as well as a natural person.

"Prescribed Occurrence" means any of the following events occurs:

(a) Neverfail converts all or any of its shares into a larger or smaller number of shares;

(b) Neverfail or a subsidiary of Neverfail resolves to reduce its share capital in any way;

(c) Neverfail or a subsidiary of Neverfail:

  (i) enters into a buy-back agreement; or

  (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) Neverfail or a subsidiary of Neverfail issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(e) Neverfail or a subsidiary of Neverfail issues, or agrees to issue, convertible notes;

(f) Neverfail or a subsidiary of Neverfail disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) Neverfail or a subsidiary of Neverfail charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Neverfail or a subsidiary of Neverfail resolves that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Neverfail or of a subsidiary of Neverfail;

(j) the making of an order by a court for the winding up of Neverfail or of a subsidiary of Neverfail;

(k) an administrator of Neverfail, or of a subsidiary of Neverfail, being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Neverfail or a subsidiary of Neverfail executing a deed of company arrangement; or

(m) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Neverfail or of a subsidiary of Neverfail.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.

"Record Date" means the date set by CCA under section 633(2) of the Corporations Act and notified to ASX under section 633(4) of the Corporations Act.

"Rights" means all accretions and rights attaching to or arising from Neverfail Shares on or after the Announcement Date including, without limiting the generality of the foregoing, all rights to receive dividends, bonuses or other share of Neverfail's profits and assets as well as all rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid or issued by Neverfail on or after the Announcement Date.

"SCH" means the securities clearing house which administers the CHESS system in Australia.

"SCH Business Rules" means the rules of SCH from time to time.

"Takeover Bid" means an off-market takeover bid for Neverfail Shares made by CCA in accordance with the Offers pursuant to chapter 6 of the Corporations Act.

"Takeover Transferee Holding" has the meaning set out in the SCH Business Rules.

"Transaction Document" has the meaning given in section 6.3.

"Transferred Shares" has the meaning given in section 5.10.

"Treasurer" means the Treasurer of the Commonwealth of Australia.

"Your Neverfail Shares" means all of the Neverfail Shares the subject of the Offer in respect of which you are registered as holder as at 10.00am (Sydney time) on the Record Date and any other Neverfail Shares in respect of which you become registered as the holder in the period from the Record Date until the end of the Offer Period by virtue of an issue to you of Neverfail Shares during that period pursuant to the exercise of Neverfail Options.

9.2 Interpretation

(a) Terms used in this Bidder's Statement have the meaning (if any) given to them in chapter 6 of the Corporations Act or the SCH Business Rules unless that meaning is inconsistent with the context in which the term is used.

(b) In this Bidder's Statement:

(i) headings are for convenience only and do not affect the meaning of the paragraphs they introduce;

and unless the context otherwise requires:

(ii) the singular includes the plural and vice versa;

(iii) words importing any gender include any other genders;

(iv) references to persons include corporations;

(v) appendices and annexures to this Bidder's Statement form part of this Bidder's Statement;

(vi) references to paragraphs are to paragraphs in this Bidder's Statement;

(vii) references to "dollar" or "$" are references to Australian currency.

(c) To the extent permissible under applicable law, this Bidder's Statement and the Offer are governed by Australian law.

'Coca-Cola', 'Vanilla Coke', 'diet Coke', 'Fanta', 'Sprite', 'Lift', 'Lift Plus', 'POWERãDE' and the 'ã' symbol, 'pump' and 'Fruitopia' are trade marks of The Coca-Cola Company.

Dated: 29 April 2003

Signed on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397
by **Terry J Davis**, director, who is authorised to sign this Bidder's Statement following a resolution of the directors of CCA



....

Terry J Davis

Annexure A

Neverfail's Material ASX Announcements

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.




open briefing
corporatefile.com.au

Neverfail Springwater Limited
Level 7, Building 2
423 Pennant Hills Road
Pennant Hills NSW 2120

Date of Lodgement: 28-Feb-2003

Title: Open Briefing. Neverfail Springwater. CEO on H2 03 Outlook

corporatefile.com.au
Neverfail Springwater Limited reported a net profit of $4.9 million for the first half ended December 2002, up 22 percent from the previous corresponding period, excluding a $0.5 million one-off benefit in the previous period. You've maintained your net profit target of $12.0 million to $12.8 million for the full year ending June 2003, which implies a second half result of $7.1 million to $7.9 million, up 42 percent and 58 percent respectively. What makes you confident you can achieve this target?

CEO Steve Keim
We feel our full-year growth target of 26 to 34 percent is reasonable in the context of last year's cool summer. January through March normally represents around 45 percent of our full-year profit.

What makes us confident is we've improved our average pricing per bottle and grown our customer base. At the same time, we've improved the quality of our customers and seen some growth in the water-only segment, which is a sideline, but none the less a positive.

The summer weather's been kind to us, and we're past the bulk of the costs associated with the transition to independent distributorships and the introduction of the hand-held data consoles. We can now take advantage of those developments and focus on costs in the second half.

All in all, we've got the platform set to achieve our objectives.

corporatefile.com.au
First-half EBITDA was $16.4 million, up 14 percent. This is only slightly below your long-term target of 15 percent growth, yet customer numbers were up by only 7 percent as opposed to the long-term target of 10 percent. Has there been a structural change that allows you to achieve higher earnings on lower customer numbers?

CEO Steve Keim
It's due to a combination of factors, and certainly the increased quality of our customers is a structural change that's contributed. A more rigorous pricing policy and requiring credit card payment from our residential customers mean our customer base is more solid.

The other structural change is our use of contracted distributors who are paid on a commission basis instead of on a salary – or fixed cost – basis. This means our distribution costs are now higher overall in the high volume months and lower in the low volume winter months. This negatively affected the first half as distributors signed on mostly in the second quarter. Conversely, the cost of distribution should be much lower than a year ago for the April to June period. Overall, distribution costs should be lower on an annual basis with the distributor model than with employees.

While we've benefitted from increasing consumption versus a year ago because seasonal conditions have been better, growing the consumption of our existing customers is an ongoing project. And we're using technology to reduce costs and improve our efficiencies, all of which should continue to generate improvements in EBITDA.

corporatefile.com.au
What's the outlook for full-year customer growth and EBITDA?

CEO Steve Keim
I'd say customer growth will be in line with the first half. It's harder for us to get customers because we've raised the standard but our churn rate is lower, which increases our efficiency.

We'd expect EBITDA growth for the full year in the 19 to 23 percent range.

corporatefile.com.au
Neverfail's distribution costs increased to $7.2 million in the first half, equivalent to 19.4 percent of sales and up from $6.1 million, or 18.7 percent of sales in the previous first half. You've indicated that one-off transition costs had some impact. Can you quantify these costs and indicate whether they'll continue during the second half?

CFO Simon Finnigan
We had a total of about $400,000 in transition costs related to three major projects – the roll-out of the hand-held data consoles, the changeover to independent distributors, and the relocation of our New South Wales distribution centre.

One-off costs related to the hand-helds were about $100,000 in terms of extra shifts through the introduction period and training. We think we're over the hump in this area.

Under the new distributor contracts, we agreed to fix up our trucks before we handed them over, which also cost about $100,000. Plus we had additional wages and training costs of another $100,000 relating to the distributorships. In many cases, we started the distributors on a casual basis for the first one or two months to see that the job was right for them and they were right for us before we offered them the contract.

The moving of machinery and equipment and other expenses related to the relocation of our distribution centre to Arndell Park from Thornleigh also cost us about $100,000. The relocation is complete.

We don't expect those costs to be material in the second half, and for the full year, I'd expect our distribution costs to be around 18.5 to 19 percent of sales.

corporatefile.com.au
Following your adoption of a predominantly independent distribution network, what do you see as an appropriate level for distribution costs in relation to sales going forward?

CFO Simon Finnigan
I'd see around 18 percent as appropriate. But bear in mind we'll make some additional savings in a couple of other cost areas, most notably in truck leasing costs. That of course won't come through immediately because under the distributorship agreements we've agreed to pay two thirds of the lease in the first year, one-third the next year, and none from the following year.

We'll also have lower workers' compensation costs, which will reduce our administration expenses to some extent.

As Steve said, the real cost benefit of the distributorships is in cooler weather like the winter months, when the previously fixed employee cost had to be absorbed over a lower number of bottles delivered. With the contractor model, the costs become variable.

corporatefile.com.au
During the first half, Neverfail's customer churn was 7 percent less than in the previous comparable period, continuing a recent positive trend. What indications do you have regarding the impact on customer churn of the changeover to independent distributors?

CEO Steve Keim
We've now converted about 70 percent of our total delivery network from employees to distributorships and our experience so far supports our view that the change aligns the interests of the delivery people with those of the customer, and better service means less churn.

What we're finding is a slight negative impact on customer churn during the changeover process, when there might be some re-scheduling or re-routing. But after the transition's completed, the churn rate improves noticeably. And we've got a variety of programmes in place with the distributors to continue to build on that, such as weekly evaluations of performance and service standards.

corporatefile.com.au
You've targetted average rental per customer of about $197 for the current year, compared with $184 in the previous year. What was the average rental for the first half and are you in line to achieve the forecast?

CEO Steve Keim
It's difficult to quantify at this point because of our monthly versus annual payment mix. What I can say is we're up in what we're targetting from new cooler customers and we're adjusting rental prices for selected existing customers. Our average cooler rental prices are up in all our markets. However, we've had relatively strong growth in some of our newer, regional markets where rental prices are lower, which means we're unlikely to meet the target of $197 this year.

corporatefile.com.au
In spite of the 14 percent rise in EBITDA in the first half, Neverfail's operating cash flow before interest and tax was up only 6 percent to $10.7 million. What's the outlook for operating cash flow for the second half?

CFO Simon Finnigan
Operating cash flow in the first half will always be lower than EBITDA due to the seasonality of our business, as December debtors are considerably higher than June debtors. This reverses in the second half and operating cash flow will exceed EBITDA.

Our full-year cash projection shows we'll have about $5 million in the bank at the end of June.

corporatefile.com.au
First-half capex was $4.7 million, down from $7.1 million. To what extent is the first-half capex indicative of the level of spending going forward?

CFO Simon Finnigan
Traditionally our second-half capex is a lot less. We're looking at full-year capex of about $8 million to $9 million, compared with about $13 million last year.

Moving forward, we'd anticipate capex growth of 8 to 10 percent, in line with our customer growth.

corporatefile.com.au
Net debt increased to $65.7 million at the end of December, up from $63.2 million at the end of June 2002, while shareholders' equity rose to $15.9 million from $8.9 million. What's the outlook for debt levels for the end of June 2003?

CFO Simon Finnigan
We'll use our projected $5 million cash in hand to pay down debt at the end of the year. So we should end up with around $57 million of debt.

corporatefile.com.au
Neverfail announced a fully franked dividend of 4.4 cents per share for the first half, unchanged from the previous first half. The payout ratio was 84 percent. What's the outlook for the full-year dividend and is the relatively high payout ratio sustainable?

CEO Steve Keim
In our prospectus, we said we'd pay out around 70 percent of full-year earnings, and because of the seasonality of the business, the first-half payout ratio tends to be higher. We tend to look at it in terms of free cash rather than net profit after tax in deciding year to year whether it's best to return the funds to shareholders or reinvest in the company.

It's also worth noting we have quite a high level of support for our dividend reinvestment plan. Last year, we had a take-up of about 50 percent. In the past, we've offered a 5 percent discount relating to the plan but for this interim dividend we're not offering any discount.

corporatefile.com.au
At its current level of $2.00, Neverfail's share price is down 55 percent from its high of $4.43 in December 2000 and there's speculation that the company has become an acquisition target. Is there any basis to this speculation?

CEO Steve Keim
We continue to talk with a wide range of parties, but the tenor of these conversations hasn't changed much over the last couple of years. We have a lot of visibility, being one of the few publicly held home and office bottled water delivery companies. And the industry continues to consolidate globally, which was highlighted recently by Nestle's takeover of Powwow, the largest bottled water company in Europe.

But for the major global companies, the bottom line is we're operating in Australia, which represents a potential market of only 19 million people. So I don't see anything changing dramatically one way or another in the shorter term.

corporatefile.com.au
Thank you Steve and Simon.

For previous Open Briefings with Neverfail Springwater, visit www.corporatefile.com.au

For more information about Neverfail Springwater, visit www.neverfail.com.au


Neverfail

Neverfail Springwater Limited

Interim Financial Results

Six-month reporting period to 31 December 2002

Financial Highlights

- 15% increase in revenue
- 14% increase in EBITDA
- 22% increase in Net Profit Before Tax
- Fully franked interim dividend of 4.4c

Neverfail

Financial Highlights

- 9%* increase in Net Profit After Tax
- 9%* increase in Earnings Per Share

* **If the effect of a one-off tax credit in the December 2001 reporting period is removed, NPAT in the December 2002 period has effectively increased by 22 per cent.**

Neverfail

Operational Highlights

- 7% increase in customer numbers
- 7% reduction in customer churn
- 7% increase in litres consumed per cooler
- Approximately 70% of distribution force now external

Neverfail

Outlook

Full year expectations

- 27% to 33% increase in NPAT (between $12.1m and $12.8m)

- Early indications for this half are good - monthly revenue of $8.2m in January 2003 (up 13% on January 2002)

Neverfail

Key Operational Activities

Neverfail

Key Activities

Distribution

- Transition from internal distribution infrastructure is approximately 70% complete
- Reduction in fixed costs
- Stronger service focus - more incentive
- Initial investment leading to long-term, permanent benefits

Neverfail

Key Activities

<u>Computers for Distributors</u>

- Introduction of hand-held computers nearly completed
- Better inventory control
- More efficient routing
- Better customer service
- No paperwork means faster dispatch
- A worthwhile up-front investment

Neverfail

Key Activities

<u>Customer Retention</u>

- Successful implementation of initiatives designed to reduce churn
- Better service is the key

Neverfail

Key Activities

<u>New production facilities in NSW</u>

- Major logistical advantages
- Better positioned to manage production growth

Neverfail

Key Activities

HomeSpring Cooler

- Encouraging reaction and sales leads have led to appointment of US representative
- Yet to finalise agreement with major international bottler
- Conservative approach

Neverfail

Overall

- Increased customer numbers
- More sales-oriented and motivated distribution and service team
- Reduced administration costs
- Better customer service leading to increased customer retention

Neverfail

Financial Information

Neverfail

Key Numbers

Six-months to 31 December 2002 ($m)

Revenue	37.17	+15%
EBITDA	15.43	+14%
EBITA	11.28	+13%
Net Profit Before Tax	7.47	+22%
Net Profit After Tax	4.94	+9%*

* Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.061m instead of $4.54m and therefore NPAT in 2002 is effectively a 22 per cent increase over the December 2001 amount.

Revenue



$m
40000
35000
30000
25000
20000
15000
10000
5000
0
29729
32381
37174
2000
2001
2002
6-months to 31 December

Neverfail

Customer Growth



120000
100000
80000
60000
40000
20000
0
64244
73800
81954
96688
103035
110126
1997
1998
1999
2000
2001
2002
6-months to 31 December

Neverfail

Customer Churn


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.80%
12.30%
11.40%
6 months to Dec 2000
6 months to Dec 2001
6 months to Dec 2002

Neverfail

Litres Per Cooler



Litres
300
280
260
240
220
200
289
285
265
283
1999
2000
2001
2002
6-months to 31 December

Average daily temperature across all States:

- Six-months to Dec 2000 22.26 °C
- Six-months to Dec 2001 21.70 °C (down 3 per cent)
- Six-months to Dec 2002 22.42 °C (up 3 per cent)

EBITDA



18000
16000
14000
12000
10000
8000
6000
4000
2000
0
$m
12201
13503
15431
2000
2001
2002
6-months to 31 December

Neverfail

Net Profit Before Tax



$m
8000
7000
6000
5000
4000
3000
2000
1000
0
6192
6143
7478
2000
2001
2002
6 months to 31 December

Neverfail

Net Profit After Tax



$m
5200
5000
4800
4600
4400
4200
4000
3800
3600
4119
4548
4942
2000
2001
2002
6-months to 31 December

Neverfail

Expenses


30000
25000
20000
15000
10000
5000
0
$m
20662
22431
25892
2000
2001
2002
6-months to 31 December

Neverfail

Expense Breakdown

	2000	2001	2002
Cost of Sales	12%	11%	12%
Distribution	19%	19%	19%
Administration	20%	19%	18%
Marketing	5%	7%	7%
Depreciation & Leases	13%	14%	14%

Neverfail

Expenses

- An EBITDA margin of 42% was maintained
- Expense growth attributable to one-off costs for major business initiatives
- Will decrease in second half
- Focus on expense management is a second-half priority

Neverfail

Dividends

- Maintained at 4.4c fully franked
- 83% pay-out ratio
- Record date 31 March 2003
- Payment date 7 April 2003

Neverfail

Summary

Neverfail

Summary

Benefits will come from:

- Distributorships (increased service/lower costs)
- Price increases
- Technical innovations
- Further sales success at branch level
- New products

Neverfail

Summary

- Globally, industry is growing at a rate in excess of 10% p.a.

- Industry is still embryonic in Australia.

- Neverfail will sustain growth through steady improvements in customer service, products and marketing methods.

Neverfail

Summary

- Today's numbers have consolidated Neverfail's leadership position in a growing market
- Operational and technology initiatives will lead to a continued increase in customer numbers and efficiencies
- The Company's successful growth model and a solid first-half has ensured Neverfail is well-positioned to meet its full-year forecasts

Neverfail



For release: 26 February 2003

Neverfail increases revenue by 15 per cent

On track to meet full-year growth forecasts

Australia's leading provider of chilled spring water, Neverfail Springwater Limited, has recorded a 15 per cent increase in revenue and a 22 per cent increase in net profit before tax for the six-month period to 31 December 2002.

Other half-year highlights include an increase in cooler customers, a decrease in customer churn and an increase in water consumption per customer.

The Company confirms it is on track to meet its full-year forecasts for 2003, which will result in an increase in net profit after tax of between 27 per cent ($12.1 million) and 33 per cent ($12.8 million).

In accordance with the company's continuing strong financial performance, Directors declared a fully franked interim dividend of 4.4 cents for the December half-year. (Record date 31 March 2003, payment date 7 April 2003.)

Key Financial Information	6 months to 31 Dec 2001 ($million)	6 months to 31 Dec 2002 ($million)	% Increase
Revenue	32.38	37.17	15 %
Earnings before interest, tax, depreciation and amortisation	13.50	15.43	14%
Earnings before interest, tax, and amortisation	9.95	11.28	13%
Net profit before tax	6.14	7.47	22%
Net profit after tax	4.54	4.94	9%*
Earnings per share	4.9 cents	5.3 cents	9%*
Fully franked interim dividend	4.4 cents	4.4 cents	0%

* Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.06m instead of $4.54m and therefore, on a like for like tax basis, the NPAT in 2002 would have been 22% more than for the corresponding period last year.

Neverfail Springwater Limited Chief Executive Officer, Steve Keim, said a broad increase in water consumption was the major highlight of Neverfail's financial performance in the six-month period to 31 December 2002.

"We have benefited from the warm weather since December, and if these conditions continue this should lead to a strong full-year performance," Keim said

"Water revenue in January 2003 was 13 per cent greater than the January 2002 figure."

In the six-month period to 31 December 2002, Neverfail increased customer numbers, enjoyed stronger customer loyalty, generated higher revenues and delivered a strong bottom line.

Neverfail has increased its customer base by seven per cent, while initiatives to decrease customer churn have led to churn being seven per cent less than for the December 2001 reporting period.

The implementation of major operational projects and business initiatives led to a number of transitional one-off costs, which resulted in a 15 per cent increase in expenses in the December 2002 half-year, but importantly the company maintained its 42 per cent EBITDA margin.

Although the growth in revenue, profit and customer numbers this half-year was encouraging, the Company is committed to a process of continuous improvement and cost reduction in the second half of this financial year.

The company continues to evaluate the homespring cooler opportunity in the international market.

"Overall the company is well positioned, with the new operational efficiencies expected to enhance the company's future financial performance," Keim said.

About Neverfail Springwater

Neverfail Springwater was established in 1987, and has been listed on the Australian Stock Exchange since July 1999.

Neverfail pioneered the delivery of bulk bottled water and cooler rental in the Australian market.

Through a combination of organic growth and a series of acquisitions in key markets, Neverfail has subsequently consolidated its position as the number 1 provider of chilled springwater in the Australian market.

It has established market share in all major Australian cities, with an initial focus on the commercial sector now being complemented by continued expansion into the residential market.

For further information, call Chris Muldoon on 02 9437 9968 or 0411 157 914.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Neverfail Springwater Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
43003 559 519	Y		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	Up	15%	To	37,174
Earnings before interest, taxation, and amortisation	Up	13%	To	11,281
Earnings before depreciation, interest, taxation, and amortisation	Up	14%	To	15,431
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	8%	To	5,768
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	Up	9%	To	4,942
Profit (loss) from ordinary activities before tax attributable to members	Up	22%	To	7,477
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	9%	To	4,942

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	-	-
Interim dividend *(Half yearly report only - item 15.6)*	4.4¢	4.4¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	4.4¢	4.4¢

+ See chapter 19 for defined terms.

⁺Record date for determining entitlements to the dividend. (in the case of a trust, distribution) *(see item 15.2)*	31 MARCH 2003

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	37,174	32,381
1.2	Expenses from ordinary activities *(see items 1.24 12.5 + 12.6)*	(26,719)	(23,244)
1.3	Borrowing costs	(2,978)	(2,993)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	7,477	6,144
1.6	Income tax on ordinary activities *(see note below)*	(2,535)	(1,596)
1.7	**Profit (loss) from ordinary activities after tax**	4,942	4,548
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	4,942	4,548
1.10	Net profit (loss) attributable to outside ⁺equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	4,942	4,548

⁺ See chapter 19 for defined terms.

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(65,865)	(67,155)
1.13	Net profit (loss) attributable to members (*item 1.11*)	4,942	4,548
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	4,123	-
1.16	Dividends and other equity distributions paid or payable	(4,123)	(4,096)
1.17	**Retained profits (accumulated losses) at end of financial period**	**(60,923)**	**(66,703)**

Profit restated to exclude Amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	5,768	5,362
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	5,768	5,362

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	4,942	4,548
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**4,942**	**4,548**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenues from sale of goods	36,916	32,322
	Cost of sales	(4,348)	(3,709)
	Gross Profit	**32,568**	**28,613**
	Other revenues from ordinary activities	258	59
	Distribution	(7,168)	(6,058)
	Administration	(6,797)	(6,127)
	Marketing	(2,432)	(2,110)
	Depreciation and leases	(5,148)	(4,426)
	Profit from ordinary activities before income tax, interest and amortisation expense (EBITA)	**11,281**	**9,951**
	Amortisation	(826)	(814)
	Borrowing costs	(2,978)	(2,993)
	Profit from ordinary activities before tax	**7,477**	**6,144**
	Income tax expense	(2,535)	(1,596)
	Profit from ordinary activities after tax	**4,942**	**4,548**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	447			447
2.2	Amortisation of other intangibles	379			379
2.3	**Total amortisation of intangibles**	826			826
2.4	Extraordinary items (details)	-			-
2.5	**Total extraordinary items**	-			-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	-	-	-
4.2	Receivables	8,813	5,755	7,407
4.3	Investments	-	-	-
4.4	Inventories	1,953	813	964
4.5	Other (provide details if material)	6,005	4,496	3,880
4.6	**Total current assets**	**16,771**	**11,064**	**12,251**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	52,816	52,412	50,269
4.14	Intangibles (net)	24,258	24,791	25,570
4.15	Other (provide details if material)	1,070	1,094	1,263
4.16	**Total non-current assets**	**78,144**	**78,297**	**77,102**
4.17	**Total assets**	**94,915**	**89,361**	**89,353**

See chapter 19 for defined terms.

	Current liabilities			
4.18	Payables	2,607	3,016	2,578
4.19	Interest bearing liabilities	3,748	1,173	3,413
4.20	Provisions	2,115	5,729	5,550
4.21	Other (provide details if material)	708	691	696
4.22	**Total current liabilities**	**9,178**	**10,609**	**12,237**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	62,000	62,000	62,000
4.25	Provisions	7,832	7,835	8,452
4.26	Other (provide details if material)			
4.27	**Total non-current liabilities**	**69,832**	**69,835**	**70,452**
4.28	**Total liabilities**	**79,010**	**80,444**	**82,689**
4.29	**Net assets**	**15,905**	**8,917**	**6,664**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	76,828	74,782	73,367
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(60,923)	(65,865)	(66,703)
4.33	**Equity attributable to members of the parent entity**	**15,905**	**8,917**	**6,664**
4.34	Outside [+]equity interests in controlled entities	-	-	-
4.35	**Total equity**	**15,905**	**8,917**	**6,664**
4.36	Preference capital included as part of 4.33	-	-	-

[+] See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding Period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	33,165	32,672
7.2	Payments to suppliers and employees	(22,483)	(22,582)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	6	6
7.6	Interest and other costs of finance paid	(2,978)	(2,993)
7.7	Income taxes paid	(2,598)	(2,034)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**5,112**	**5,069**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(5,530)	(7,059)
7.11	Proceeds from sale of property, plant and equipment	252	208
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(332)	(1,771)
7.17	**Net investing cash flows**	**(5,610)**	**(8,622)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings	-	2,000
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	(2,077)	(1,791)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(2,077)**	**209**
7.24	**Net increase (decrease) in cash held**	**(2,575)**	**(3,344)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	(1,173)	(69)
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**(3,748)**	**(3,413)**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous Corresponding Period - $A'000
8.1 Cash on hand and at bank	-	-
8.2 Deposits at call	-	-
8.3 Bank overdraft	(3,748)	(3,413)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**(3,748)**	**(3,413)**

Ratios

		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	7,477 / 37,174 = 20%	6,144 / 32,381 = 19%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	4,942 / 15,905 = 31%	4,548 / 6,664 = 68%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	5.3c	4.9c
	(b) Diluted EPS (if materially different from (a))	5.0c	4.7c
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	94,094,407	92,697,304

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	(8.8)c	(20.3)c

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	6	6
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-

+ See chapter 19 for defined terms.

12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	4,150	3,553
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

The consolidated entity operates entirely in Australia and is engaged in the bottling, marketing and distribution of spring water.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	07 APRIL 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	31 MARCH 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A¢	N/A ¢	N/A¢
15.5	Previous year	N/A¢	N/A¢	N/A¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	4.4¢	4.4¢	4.4¢
15.7	Previous year	4.4¢	4.4¢	4.4¢

+ See chapter 19 for defined terms.

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A¢	N/A¢
15.9	Preference +securities	N/A¢	N/A¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period - $A'000
15.10	+Ordinary securities	4,170	4,096
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**4,170**	**4,096**

The +dividend or distribution plans shown below are in operation.

Neverfail Dividend Reinvestment Plan.
For the interim dividend, there will be no discount on shares issued under the Dividend Reinvestment Plan.

The last date(s) for receipt of election notices for the +dividend or distribution plans	31 MARCH 2003

Any other disclosures in relation to dividends (distributions)

NIL

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities	N/A	N/A
16.3	**Profit (loss) from ordinary activities after income tax**	N/A	N/A
16.4	Extraordinary items net of tax	N/A	N/A
16.5	**Net profit (loss)**	N/A	N/A
16.6	Outside +equity interests	N/A	N/A
16.7	**Net profit (loss) attributable to members**	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 **Equity accounted associates and joint venture entities**				
N/A		N/A		N/A
17.2 **Total**		N/A		N/A
17.3 Other material interests		N/A		N/A
17.4 **Total**		N/A		N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	94,779,253	94,779,253	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	1,077,022 -	1,077,022 -	$1.90 -	$1.90 -
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

				Exercise Price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*				
		4,445,295	NIL	Varied	Varied
18.8	Issued during current period	150,000	NIL	$2.18	Varied
18.9	Exercised during current period	NIL	NIL	N/A	N/A
18.10	Expired during current period	100,000 50,000 50,000 41,667	NIL NIL NIL NIL	$3.35 $3.39 $3.35 $2.00	Varied Varied Varied Varied
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

NIL

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NIL

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The Directors believe sufficient franking credits will be available to pay franked dividends in the next twelve months.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Change in accounting policy for providing for dividends
Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half – year but not distributed at balance date.

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the half-year ended 31 December 2002. In previous periods in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A

+ See chapter 19 for defined terms.

Approximate date the +annual report will be available	N/A

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

☐	The +accounts have been audited.	Y	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: Geoff Tomlinson

+ See chapter 19 for defined terms.

Neverfail Springwater Limited ACN 003559519
Half-year report – 31 December 2002

Contents

This financial report covers Neverfail Springwater Limited and its controlled entities.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by Neverfail Springwater Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Neverfail Springwater Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Neverfail Springwater Limited
c/o McBurney & Partners
Level 7
20 Loftus Street
Sydney NSW 2000.

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations included in the directors' report on the following pages.

Neverfail Springwater Limited and controlled entities
Directors' report

Your directors present their report on the consolidated entity consisting of Neverfail Springwater Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2002.

Directors

The following persons were directors of Neverfail Springwater Limited during the whole of the half-year and up to the date of this report:

G A Tomlinson (Chairman)
C S Keim
J K Fox
M N Rich
H R Hidell III

Mr H M Hilliam resigned as a director on 15 November 2002.
Mr M H Carnegie resigned as a director on 11 December 2002.

Review of Operations

A summary of consolidated revenue and results for Neverfail Springwater Limited is set out below:

	2002 31 December $'000	2001 31 December $'000
Revenue from operating activities	36,916	32,322
Revenue from outside the operating activities	258	59
Total Revenue	**37,174**	32,381
EBITA	**11,281**	9,951
Interest	(2,978)	(2,993)
Amortisation	(826)	(814)
Profit before tax	7,477	6,144
Income tax expense	(2,535)	(1,596)
Net profit after tax	4,942	4,548*
Earnings per share	**5.3c**	**4.9c***
Fully franked interim dividend	**4.4c**	**4.4c**
Cooler Customers	**110,126**	**103,035**

The Board of Directors of Neverfail Springwater Limited today reported a broad increase in growth indicators for the six-month period to 31 December 2002, with major highlights including a 15 per cent increase in revenue to $37.174 million and a 22 per cent increase in net profit before tax to $7.477 million.

Net profit after tax rose by 9 per cent to $4.94 million, while EBITDA increased by 14 per cent to $15.43 million.

Neverfail also increased its customer base by seven per cent to 110,126, while customer churn continues to trend downwards and is now seven per cent less than what was recorded in the December 2001 reporting period.

* Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.06m instead of $4.54m and therefore, on a like for like tax basis, the NPAT in 2002 would have been 22% more than for the corresponding period last year.

Neverfail Springwater Limited and controlled entities
Directors' report

Neverfail's continued focus on quality customer growth and the implementation of major operational projects and business initiatives did result in a number of transitional one-off costs which resulted in a 15 per cent increase in expenses in the December 2002 half-year. One-off costs will be less in the second half of the year.

Although the growth in revenue, profit and customer numbers in this half-year was encouraging , as was the Company's ability to maintain a margin of 42 per cent EBITDA, the Company is committed to a process of continuous improvement and cost reduction in the second half of this financial year.

The Company has benefited from warm weather since December 2002. As an indication of that, Directors reported that water revenue in January 2003 was 13 per cent greater than the water revenue achieved in January 2002.

The Company is on track to meet its full year forecasts for the 2003 financial year, which would result in a year-on-year increase in underlying net profit after tax of between 27 per cent ($12.1 million) and 33 per cent ($12.8 million).

In accordance with the Company's continuing strong financial performance, Directors also declared a fully franked interim dividend of 4.4 cents for the December half-year. (Record date 31 March 2003, payment date 7 April 2003.)

Operational Initiatives

Operational initiatives undertaken or continued in the six-month period to December 2002 contributed strongly to the Company's successful performance. They included:

- The transition from an internal to external distribution system is now 70 per cent complete. This initiative will reduce fixed costs and lead to the establishment of a distribution team with a stronger sales and marketing focus. However, there have been some transitional one-off costs.

- The roll out of hand held computers to distributors is almost complete. These hand held computers provide better inventory control through the delivery of more timely and accurate data. Importantly, the system also provides more comprehensive information and therefore enables routing to become more efficient.

- The successful implementation of a focused sales program designed to extend existing rental agreements.

- Neverfail's NSW operations moved to new premises, delivering major logistical advantages, including greater production space and better truck access. Production has commenced at the new premises.

On an international front, Neverfail's HomeSpring cooler was well received when exhibited at a conference of the International Bottled Water Association (IBWA) in Arizona. Neverfail is executing a test market study in the USA and continues its market assessment in Europe. This will enable the Board to determine its strategic approach by the first half of 2004.

Overall the company is well-positioned, with the new operational efficiencies expected to enhance the company's future financial performance.

Rounding of amounts to nearest thousand dollars.

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

G A Tomlinson
Director

Sydney
26 February 2003

Neverfail Springwater Limited and controlled entities
Consolidated statement of financial performance
for the half-year ended 31 December 2002

	Notes	2002 $'000	2001 $'000
Revenue from operating activities		36,916	32,322
Revenue from outside the operating activities		258	59
Revenue from ordinary activities		37,174	32,381
Expenses from ordinary activities			
Cost of sales		(4,348)	(3,709)
Distribution		(7,168)	(6,058)
Administration		(6,797)	(6,127)
Marketing costs		(2,432)	(2,110)
Depreciation and leases		(5,148)	(4,426)
Expenses from ordinary activities (excluding amortisation)		(25,893)	(22,430)
Profit from ordinary activities before income tax expense, interest expense and amortisation		11,281	9,951
Borrowing costs		(2,978)	(2,993)
Amortisation		(826)	(814)
Profit from ordinary activities before income tax expense	3	7,477	6,144
Income tax expense		(2,535)	(1,596)
Net profit attributable to members of Neverfail Springwater Limited	4	4,942	4,548
Basic earnings per share		5.3c	4.9c
Diluted earnings per share		5.0c	4.7c
Alternative basic earnings per share (excluding amortisation)		6.1c	5.8c
Alternative diluted earnings per share (excluding amortisation)		5.9c	5.5c

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

Neverfail Springwater Limited and controlled entities
Consolidated statement of financial position
as at 31 December 2002

	Notes	2002 31 December $'000	2002 30 June $'000	2001 31 December $'000
Current assets				
Cash assets		-	-	-
Receivables		8,813	5,755	7,407
Inventories		1,953	813	964
Other		6,005	4,496	3,880
Total current assets		16,771	11,064	12,251
Non-current assets				
Property, plant and equipment		52,816	52,412	50,269
Deferred tax assets		675	675	866
Intangible assets		24,258	24,791	25,570
Other		395	419	397
Total non-current assets		78,144	78,297	77,102
Total assets		94,915	89,361	89,353
Current liabilities				
Payables		2,607	3,016	2,578
Interest bearing liabilities		3,748	1,173	3,413
Current tax liabilities		-	-	63
Provisions	1	2,115	5,729	5,487
Other		708	691	696
Total current liabilities		9,178	10,609	12,237
Non-current liabilities				
Interest bearing liabilities		62,000	62,000	62,000
Deferred tax liabilities		7,696	7,695	8,315
Provisions		136	140	137
Total non-current liabilities		69,832	69,835	70,452
Total liabilities		79,010	80,444	82,689
Net assets		15,905	8,917	6,664
Equity				
Share capital	5	76,828	74,782	73,367
Accumulated losses	4	(60,923)	(65,865)	(66,703)
Total equity		15,905	8,917	6,664

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Neverfail Springwater Limited and controlled entities
Consolidated statement of cash flows
for the half-year ended 31 December 2002

	Notes	2002 $'000	2001 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of goods and services tax)		**33,165**	32,672
Payments to suppliers and employees (inclusive of goods and services tax)		**(22,483)**	(22,582)
		10,682	10,090
Interest received		**6**	6
Borrowing costs		**(2,978)**	(2,993)
Income taxes paid		**(2,598)**	(2,034)
Net cash inflow from operating activities		**5,112**	5,069
Cash flows from investing activities			
Payment for purchase of controlled entity, net of cash acquired		**-**	-
Payments for property, plant and equipment		**(5,530)**	(7,059)
Payments for acquisition of business and related assets		**(332)**	(1,771)
Proceeds from sale of property, plant and equipment		**252**	208
Net cash outflow from investing activities		**(5,610)**	(8,622)
Cash flows from financing activities			
Proceeds from borrowings		**-**	2,000
Dividends paid	5	**(2,077)**	(1,791)
Net cash inflow / (outflow) from financing activities		**(2,077)**	209
Net decrease in cash held		**(2,575)**	(3,344)
Overdraft at the beginning of the reporting period		**(1,173)**	(69)
Overdraft at the end of the reporting period		**(3,748)**	(3,413)

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Neverfail Springwater Limited and controlled entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2002

Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2002 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by Neverfail Springwater Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Change in accounting policy for providing for dividends

Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half year but not distributed at balance date.

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets released in October 2001 and applied to the half-year ended 31 December 2002. In previous periods in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

An adjustment of $4,123,000 was made against the consolidated retained profits at the beginning of the half year to reverse the amount provided at 30 June 2002 for the proposed final dividend for the year ended on that date that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced the consolidated current liabilities, provisions and total liabilities at the beginning of the half year by $4,123,000 with corresponding increases in consolidated net assets, retained profits, total equity and the total dividends provided for or paid during the current interim period.

Neverfail Springwater Limited and controlled entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2002

The restatements of consolidated retained profits, total dividends provided for or paid during the half-year and current provisions set out below show the information that would have been disclosed had the new accounting policy always been applied.

	2002 31 December $'000	2001 31 December $'000
Restatement of accumulated losses		
Reported losses at the end of the previous financial year	(65,865)	(67,155)
Change in accounting policy to exclude dividends previously provided but not declared at the year end	4,123	3,698
Restated accumulated losses at the end of the previous financial year	(61,742)	(63,457)
Net profit attributable to members of Neverfail Springwater Limited for the half year	4,942	4,548
Total available for appropriation at the end of the half year	(56,800)	(58,909)
Dividends declared and paid during the half year	(4,123)	(3,698)
Restated accumulated losses at the end of the half year	(60,923)	(62,607)
Dividends provided in the period but not declared by the end of the half year	-	4,096
Reported accumulated losses at the end of the half year	(60,923)	(66,703)
Restatement of total dividends provided for or paid		
Reported total dividends provided for or paid during the half year	4,123	4,096
Adjustment for change in accounting policy (a)	-	(398)
Restated total dividends provided for or paid during the half year	4,123	3,698
Restatement of current liabilities – provisions		
Previously reported carrying amount at the end of the half- year	2,115	5,487
Adjustment for change in accounting policy	-	(4,096)
Restated carrying amount at the end of the half year	2,115	1,391

(a) The $398,000 adjustment for the change in accounting policy represents the difference between the dividends provided at the previous year end but not declared, and the dividends actually declared and paid during the half year period

Note 2. Segment information

The consolidated entity operates entirely in Australia and is engaged in the bottling, marketing and distribution of spring water

Note 3. Interest revenue and expense

	2002 $'000	2001 $'000
Profit from ordinary activities before income tax expense is arrived at after:		
(a) crediting interest as revenue	6	6
(b) charging interest as expense	2,978	2,993

Neverfail Springwater Limited and controlled entities
Notes to the consolidated financial statements
for the half-year ended 31 December 2002

Note 4. Accumulated Losses

	2002 31 December $'000	2002 30 June $'000	2001 31 December $'000
Accumulated losses at the beginning of the period	(65,865)	(67,155)	(67,155)
Net profit attributable to members of Neverfail Springwater Limited	4,942	9,511	4,548
Dividends provided for or paid	(4,123)	(8,221)	(4,096)
Net effect of change in accounting policy	4,123	-	-
Accumulated losses at the end of the period	(60,923)	(65,865)	(66,703)

Note 5. Dividends

	2002 $'000	2001 $'000
Ordinary shares		
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the half years ended 31 December, are as follows:		
Paid in cash	2,077	2,189
Satisfied by issue of shares	2,046	1,907
	4,123	4,096

Dividends not recognised at the end of the half-year

Since the end of the half-year the directors have recommended the payment of an interim dividend of 4.4 cents per fully paid ordinary share, franked at 30%.

	2002 $'000	2001 $'000
The aggregate amount of the proposed interim dividend expected to be paid on 7 April 2003 out of retained profits at 31 December 2002, but not recognised as a liability at the end of the half-year as a result of the change in accounting policy for providing for dividends (note 1).	4,170	-

Note 6. Contingent liabilities

No contingent liabilities have arisen since the last annual reporting date.

Neverfail Springwater Limited and controlled entities
Directors' declaration

The directors declare that the financial statements and notes set out on pages 4 to 9:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that Neverfail Springwater Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

GA Tomlinson
Director

Sydney
26 February 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Members of Neverfail Springwater Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 1 to 10 is not presented in accordance with:

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the Neverfail Springwater Group (defined below) as at 31 December 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half year ended 31 December 2002 is the responsibility of the directors of Neverfail Springwater Limited. It includes the financial statements for the Neverfail Springwater Group (the Group), which incorporates Neverfail Springwater Limited and the entities it controlled during the year ended 31 December 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.



Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

David Kelly
Partner

Sydney
26 February 2003

Neverfail

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office
Telephone: (02) 9241 2651

7th Floor, 20 Loftus Street, Sydney NSW 2000
Facsimile: (02) 9235 3001

FACSIMILE TRANSMISSION

Addressee	: Company Announcements Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1300 300 021
Sender	: Ian Gordon
Date	: 26 November 2002
Number of Pages (including cover sheet)	: 6

Message

Please find attached transcript of an Open Briefing given by the CEO and CFO of Neverfail Springwater Limited.

Yours sincerely



IAN GORDON
Company Secretary

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.


Chilled Spring Water Service


corporatefile.com.au

Neverfail Springwater Limited
Level 7, Building 2
423 Pennant Hills Road
Pennant Hills NSW 2120

Date of Lodgement: 26-Nov-2002

Title: Open Briefing. Neverfail Springwater. CEO's Business Update

Record of interview:

corporatefile.com.au
Neverfail Springwater Limited said at its recent AGM it remains confident of achieving net profit in the target range of $12.0 million to $12.8 million in the year ending June 2003, compared with $9.5 million in the previous year. What assumptions regarding customer numbers, water consumption and weather conditions underlie this forecast?

CEO Steve Keim
Broadly, we're assuming customer growth of around 10 percent, which is what we've targetted historically and continue to believe is achievable. Consumption, we expect to be better than last year, when conditions were very cold, but slightly below average. And that's based on the assumption of average weather conditions. We've taken what we believe is a conservative, responsible view.

corporatefile.com.au
What has been the trend in these variables in the first few months of the year compared with your assumptions?

CFO Simon Finnigan
For the first four months, the trend's been good. We've been ahead of expectations in terms of consumption per cooler. Our forecasts assume consumption of 581

litres per cooler, compared with an average, excluding last year, of around 585 to 590 litres. We're tracking ahead of budget after the first four months.

But that needs to be seen in context. The first four months represent only a small percentage of our total profit. It's the incremental volume per cooler we get in the warmer months that really drives profit. Typically, the first quarter represents 10 percent of full-year EBITDA and the first half about 40 percent.

And on a comparison with last year, you have to be aware that the first half wasn't bad last year. We got hammered in January, February, March, our big consumption months. So this year, we expect a big year-on-year increase in the second half.

corporatefile.com.au
In 2002, Neverfail's results were hit partly due to a weaker average rental revenue per cooler customer, reflecting cooler discounts and your reluctance to raise prices in the adverse weather conditions. To what extent have you been able to recover last year's pricing slippage in the current year?

CFO Simon Finnigan
We approached this project in two ways. Firstly, for our existing customer base, we're reviewing all annual rentals as they come up for renewal. And our churn rates have never been better, so we're very pleased with that. Secondly, we've stopped our introductory discounting programme, and we're reviewing new customer signings and rentals weekly.

Our target for the year is to get our average rental per customer up to about $197. Last year the average dropped to $184. Most of our annual renewals come up in the summer months, from November to March, so that's when we'll see the real effect of the project.

corporatefile.com.au
Last year, your customer attrition rate fell to 26 percent from 30 percent in the previous year. Are lower customer churn rates achievable and what would be the drivers?

CEO Steve Keim
I think they're achievable. And I'd rate continuing improvement in the customer service level as the primary driver. That's the focus of an on-going programme we've had in place for as long as we've been in business. There's always room to improve our service, through people training, technology, routing systems, and many other things.

Another thing we can do is add extra value and convenience for the customer by providing related drinking water products and packaging. For example, having the 600 ml bottles available on the truck along with the larger bottles, or providing our unique bottle racks, are ways of retaining some customers, because we're the only company offering that kind of service.

We'll always lose customers to life cycle changes on the residential side. For example, when the kids leave home and the household water consumption falls. The HomeSpring cooler, which is ideal for smaller families, helps us in that area. On the commercial side, mergers, acquisitions, and bankruptcies can reduce our customer numbers, but that's something we have to live with. We still have opportunities in the commercial market, and it's important for us to pursue them.

corporatefile.com.au
At the AGM, you said external distributors or franchisees now represent nearly 60 percent of your distribution fleet. Previously, you've said that on the routes you use distributors, cost per bottle is reduced by 20 cents in the first year. Can you quantify the expected impact of the increased ratio of external distributors on costs in the current year and going forward?

CFO Simon Finnigan
It's important to note that the reason we're going to distributors isn't so much cost as service. We find independent operators are more inclined to go the extra length for our customers because they're paid per bottle. Their interests align with ours and our customers'.

Of course, we looked at the financial model and saw cost benefits for us, given we don't have to bear the cost of things like truck insurance, fuel and workers comp for the independents. And importantly, it changes a fixed cost into a variable cost. So if we do have bad weather conditions, we don't bear the distribution cost as well as losing water volume. But we can't categorically say we're going to save x amount of dollars by going to distributors. It will definitely be cost beneficial but the big win for us is that distributors are more inclined to deliver the extra bottles. They don't want to run out of water. Whereas before, frequent water run-outs often led to lost revenue for us.

In Sydney and Melbourne, most of the independents started around September, so we're not going to get the full benefit this year. And we've structured our contracts with our distributors so that in year one, we pay two thirds of the lease of the trucks and in year two, one third. We don't pay in year three. We have to work in a partnership with our distributors, so it's important they make a go of it.

At the operational end, we're disinclined to make significant changes in the middle of our busy period, so there's unlikely to be much change in the percentage of independents over the next several months. But by June 30, close to 70 percent of our distribution should be in the hands of independents. The plan at this stage is to keep employees on the inner city routes, so 75 to 80 percent is pretty much saturation.

corporatefile.com.au
At the AGM, you said you've appointed a sales representative in North America following the positive reception for your HomeSpring residential-use cooler at a

recent industry conference in the US. What are your expectations for the cooler in the North American and other export markets?

CEO Steve Keim
We see the international markets as a low-risk growth opportunity. In the current year, we expect the international side to have a neutral impact on earnings. The reason we foresee little risk is that the primary cost initially is making the coolers and building an inventory, and we've done all of that. Under the worst-case scenario of not selling any HomeSpring coolers overseas, we could still use the inventory here in Australia for the minimal cost of converting the electrical component to the Australian standard. And the HomeSpring works well here, we're very happy with its performance. So the risk in developing new markets is really only the cost of our marketing efforts, which are fairly low since we're focussed on selling to about 100 bottling companies around the world.

Having said that, our target markets of North America and Europe are very different. In Europe, the bottlers are oriented toward the commercial market, which is growing at about 30 percent a year. And while the bottlers think the HomeSpring is an exciting product that could open up the residential market for them, they're not going to get wildly enthusiastic about a new market while their main customer base is growing so strongly. So it's unlikely we'll sell huge volumes in the European market in the short term.

The North American market is noticeably different in that there are roughly 5 million coolers in the residential segment. And most of the regional markets have two or three bottlers the size of Neverfail competing aggressively for share. We see an opportunity for the HomeSpring in offering some of the bottlers a point of differentiation from their competitors. We're getting positive responses to the cooler but don't expect that to translate into significant orders until at least after the Northern Hemisphere winter.

So it will take some time before we know whether we've got an internationally viable product here. But we have a degree of optimism about the long-term prospects.

corporatefile.com.au
Steve, you were recently named by the Bulletin magazine as the best CEO in Australia, reflecting Neverfail's average return on equity of 186 percent over the past three years, placing it top among Australian companies. What have been the primary drivers of Neverfail's strong performance?

CEO Steve Keim
It's fundamentally the result of years of team effort and I was honoured to represent the hundreds of people on our team across Australia, from as far away as Adelaide, Perth and Townsville. Their hard work and professional commitment to our customers, plus our single-minded strategy focus and the exceptional attention of our finance team to cash-flow management, have underpinned our strong returns.

corporatefile.com.au
Thank you Steve and Simon.

For previous Open Briefings with Neverfail Springwater, visit www.corporatefile.com.au

For more information about Neverfail Springwater, visit www.neverfail.com.au

Neverfail

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office
Telephone: (02) 9241 2651

7th Floor, 20 Loftus Street, Sydney NSW 2000
Facsimile: (02) 9235 3001

FACSIMILE TRANSMISSION

Addressee	: Company Announcements Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1300 300 021
Sender	: Ian Gordon
Date	: 15 November 2002
Number of Pages (including cover sheet)	: 6

Message

Please find attached a copy of the Chairman's Address to be given at the Company's Annual general meeting today.

Yours sincerely



IAN GORDON
Company Secretary



Neverfail Springwater Limited
ABN 43 003 559 519

ANNUAL GENERAL MEETING - 15 NOVEMBER 2002

CHAIRMAN'S ADDRESS

Before formally commencing the first item of business, I would like to provide you with a brief review of the year and offer some thoughts on the Company's prospects for the coming year.

The 2002 financial year was an important year for the company.

Many of the initiatives undertaken during the year have set the foundation for what the Board believes will be significant and positive longer-term results.

Today I'll explain in a little more detail the company's financial and operational results for the 2002 fiscal year and, importantly, also outline some of Neverfail's major plans and initiatives for the current financial year.

At the end of the formal presentation I will also be happy to answer any questions you may have on the company's results, operations and plans for the future.

But first let me revisit the company's major financial and operating results for the fiscal year that ended on 30 June, 2002.

A major highlight was the fact that Neverfail Springwater achieved its fourth consecutive annual increase in three key areas:

- Revenue
- EBITDA (which, as you probably all know, is the acronym for Earnings Before Interest Tax Depreciation and Amortisation)
- Total number of cooler customers

What is particularly pleasing about achieving growth in these three key areas is the fact that these results were achieved despite an unusually cold and wet summer in a large part of Australia.

The company's traditionally high performing markets of Victoria and South Australia were particularly affected by the dismal summer.

Irrespective, annual revenue jumped six per cent to $70 million, while EBITDA grew by two per cent to $28.2 million. Net Profit after Tax at $9.5 million was 3% ahead of the prior year. This profit equated to earnings of 10.2 cents per share for the year. The directors declared fully franked dividends of 8.8 cents per share for the year, an increase of 10% on the prior year's dividends.

A key factor in the revenue and earnings growth this year was the company's ability to build its customer base.

The total number of cooler customers grew by seven per cent in the 2002 financial year.

We are also pleased to report that every Neverfail branch across the country grew its cooler customer base during the 2002 year – a performance that was also achieved in the previous year.

One of the key reasons behind this growth has been the company's ability to reduce customer churn, which has fallen to 26 per cent this year.

I think you will agree that increasing revenue, boosting earnings and growing customer numbers were three excellent achievements in the 2002 financial year, a performance we also achieved in the previous year.

However, there were a couple of less positive outcomes that did offset the gains made by the company.

The first was the decrease in revenue resulting from reduced water consumption.

In short, our customers drank less water because Australia experienced an unusually cold and wet summer.

Another area of the business that performed below expectation was revenue generated from cooler rentals.

Average cooler revenue per customer was down due to a short-term decision to market a number of older coolers at discounted rates as a means of reducing our inventory holding.

Financially and commercially, it was the right decision to make but, unfortunately, it means we did have to wear some downside in the 2002 financial year.

However, it was primarily the reduced water consumption that led to Neverfail delivering an annual financial result that did not meet the expectations of financial markets.

The subsequent effect on the company's share price is still being felt, and the situation has not been helped by the global and local downturn in equity markets.

However, the Board is confident that a turnaround in water consumption is likely this financial year and, as such, Neverfail is well-placed to regain any market impetus it may have lost in the last six months.

Operationally, the company continues to surge ahead.

I would like to briefly summarise just some of the company's key operational achievements during the 2002 financial year.

A major achievement for Neverfail was the successful launch of our HomeSpring cooler into the Australian market.

The HomeSpring cooler was directly responsible for attracting 5,000 new customers in the three months immediately following its launch. Importantly, this was achieved without cannibalising our existing residential customer base.

We believe the Neverfail HomeSpring cooler has the potential to significantly increase the penetration into the residential spring water market, with both local and international implications.

A global patent protects the HomeSpring cooler.

The cooler was launched after three years of extensive research and development. The end product meets the unique needs of the residential market.

It is designed in such a way that it can sit on kitchen benchtops without interference from overhead cupboards. Aesthetically, it sits comfortably in modern households, which is a key issue when selling to the residential market.

The response rates to advertisements that feature the new HomeSpring cooler were noticeably higher than what we have achieved in the past.

Another interesting point is that it appears that the water consumption of customers with HomeSpring Coolers is higher than that of other residential customers.

All up, we are pleased with the launch of the new HomeSpring cooler and we are optimistic about its continuing success.

Another major achievement in the 2002 fiscal year was the commencement of our Distributorship program.

The appointment of external contractors – many of whom were previously long-term employees of Neverfail – to manage the distribution of Neverfail products will deliver significant benefits across the board.

The reality is that an independent distributor with a contract to deliver Neverfail products has the same inherent motivation as the company itself.

The contracted distributor values the customer; is willing to go the extra yard in terms of customer service; and has a vested interest in keeping customers for the long-term.

The distributors also have a tangible asset and are therefore motivated to increase its value by continually building their customer base and driving sales.

Our new television advertising campaign was also successfully launched in the 2002 financial year.

The campaign – which was highlighted by a new creative execution based on the term 'Mums Talk About Neverfail"- successfully helped us meet our new customer targets despite the unseasonably cold summer.

Another significant development during the 2002 financial year was the improvement in branch selling activities.

We attracted 5,900 new cooler rental customers from direct sales activity, which was a 100 per cent increase on last year's results.

Our efforts to build sales through the Neverfail branch network is definitely beginning to bear fruit, and we believe it is a sales channel that offers significant growth potential.

The use of technology to deliver improvements in service, efficiencies and profitability continued successfully throughout the 2002 financial year.

We established a service-oriented website that allows our customers to place orders, pay their bill or change their contact details.

We have also established an automated phone system that offers a similar range of services.

Both the phone and Internet facilities are available 24 hours a day, seven days a week.

These levels of service and convenience are unprecedented in the Australian spring water market.

I would now like to provide you with a brief update on Neverfail's progress over the first few months of the 2003 financial year.

We recorded unaudited double-digit growth in sales, EBITDA and net profit after tax in the first quarter of this fiscal year.

However, it needs to be pointed out that the July, August and September months traditionally only account for 10 per cent of our annual EBITDA.

October results have exceeded our internal budgets and all in all it has been a very positive start to the year.

Three of our major logistical projects are also nearing completion, and will lead to a higher level of customer service and increased efficiencies in distribution and production.

The first project is the moving of our NSW operations from Pennant Hills to Blacktown.

The new premises have been designed to deliver major logistical advantages, including expanded production capacity and better truck access.

Another major logistical project nearing completion and already delivering significant benefits is the rollout of hand-held computers to our distribution network.

These hand-held computers streamline the distribution cycle, improve customer services and produce more timely and accurate data. Importantly, the system provides more comprehensive information, which results in more efficient routing.

Distributors in all states except South Australia are now using hand-held computers. The South Australian roll out will be completed this financial year.

I talked earlier about the continued successful implementation of our distributor program during the 2002 financial year. The implementation of this program continues to exceed our expectations, with external distributors or franchisees now representing almost 60 per cent of our total distribution fleet.

While it is early days, we believe that the benefits of establishing a contracted distribution team are coming to fruition.

Reducing customer churn is one of the company's key performance measurements, and a strong indicator that our service standards are improving and leading to better customer retention.

Customer churn in the first quarter of this year is 11 percent lower than for the corresponding period last year. This is an excellent result and, if sustained, will deliver significant financial benefits.

On the international front, our unique HomeSpring cooler was very well received when presented to the International Bottled Water Association at a conference in Arizona last month.

The positive reaction and the sales leads we received at the conference have encouraged us to appoint a sales representative in North America.

We will keep you informed of our international progress with the product.

At this stage, it would be remiss of me not to provide you with some indication of Neverfail's prospects for the remainder of this financial year.

Coming off a year with lower than normal consumption, it is reasonable to anticipate a return to normal weather patterns will deliver a strong rebound in volume per customer.

With 7 per cent more customers than we had at this stage last year, we can expect to enjoy the financial benefits of having more customers drinking more water.

On top of this our continued emphasis on containing costs in conjunction with the benefits gained from the previously outlined projects, ensures that we remain confident of meeting our previously stated net profit after tax objectives of between $12 and $12.8 million versus $9.5 million last year.

Australia continues to be a strong growth market driven by more people valuing the taste and health benefits of spring water, together with the convenience of home or office delivery and ready-to-serve chilled water.

The market opportunity is robust.

Neverfail is in an outstanding position to take advantage of this opportunity through its national presence, quality systems, superior customer service and the dedication of its highly trained and motivated employees.

Neverfail

Neverfail Springwater Limited
ABN 43 003 559 519
Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
Tel: (02) 9483-4200

Reply to Registered Office
Telephone: (02) 9241 2651

7th Floor, 20 Loftus Street, Sydney NSW 2000
Facsimile: (02) 9235 3001

FACSIMILE TRANSMISSION

Addressee	: Company Announcements Platform
Addressee's Company	: Australian Stock Exchange Limited
Addressee's Facsimile Number	: 1300 300 021
Sender	: Ian Gordon
Date	: 15 November 2002
Number of Pages (including cover sheet)	: 2

Message

Please find attached a Press Release to be made by Neverfail announcing the retirement from the Board of the Company's founder, Mr Harry Hilliam.

Yours sincerely



IAN GORDON
Company Secretary



Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

PRESS RELEASE

****

Neverfail's Founder Retires from Board

Geoff Tomlinson, Chairman of Neverfail SpringWater Ltd., announced today that Harry Hilliam, the Company's founder and CEO until early 1998 has resigned from the Board. He was Chairman of the Board from 1995 until he stepped down in May 2002 when faced with health problems.

Harry is the visionary and entrepreneur who led Neverfail from a small family start-up business in 1987 to the national and publicly-held company with over 150,000 customers that it is today.

Harry has always had the highest level of commitment to customers, his integrity as a business professional is highly regarded, and his leadership of this industry both in Australia and in the global forum is legendary.

Geoff Tomlinson advised that the Board would be attempting to fill the vacancy created by Harry's resignation over the next few months. "Harry has retired leaving the legacy of "commitment to excellence" which he brought to the business. We are sorry to see Harry leave our Board," said Geoff, "but we wish him good health and every success in his retirement."

Annexure B

Coca-Cola Amatil ASX Announcement

COCA-COLA AMATIL ANNOUNCES TAKEOVER OFFER FOR NEVERFAIL SPRINGWATER LIMITED

Sydney, 29 April 2003: Coca-Cola Amatil ("CCA") today announced that it intends to make an off-market takeover offer ("Offer") for all the ordinary shares in Neverfail Springwater Limited ("Neverfail") that it does not already own. The Offer is $2.25 in cash for each Neverfail ordinary share, which gives an enterprise value for Neverfail of approximately $280 million.

On 28 April 2003, CCA acquired a strategic stake in Neverfail of approximately 14.99% and is now Neverfail's largest shareholder.

Mr Terry Davis, Managing Director of CCA, said, "we have previously stated our strategic priority is to become a broader based beverage company. Water is one of the largest and fastest growing beverages in Australia and is a major opportunity for the Company."

"The acquisition of Neverfail, an Australian water business specialising in home and office delivery ("HOD"), would represent an important step in realising this goal as it will complement our existing packaged water business and double our annual water volume in Australia. Additionally, we will look to extend the "Neverfail" brands to CCA's retail customer base, particularly in major foodstores, convenience and petroleum outlets."

The Offer price of $2.25 per ordinary share represents an attractive premium of:

- 22% to the closing price of Neverfail shares on 28 April 2003; and
- 31% over the volume weighted average sale price of Neverfail shares since 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002 and restated its earnings guidance for the year ending 30 June 2003).

The Offer price represents a multiple of 20.6 times Neverfail's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2002 which is an attractive premium to the average price earnings multiple (pre goodwill amortisation) of the All Industrials (ex. Financials)[1] and Small Industrials (ex Financials)[2] of 16.6 times and 13.7 times, respectively, for the corresponding period.

Note: 1 All Industrials (ex financials) includes all S&P/ASX 200 classified industrial stocks, excluding S&P/ASX 200 classified financial stocks, researched by UBS Warburg. Calculated as at the close of trade on 28 April 2003.

2 Small Industrials (ex financials) includes all S&P/ASX 300 classified industrial stocks, excluding all S&P/ASX 100 classified industrial stocks and all S&P/ASX classified financial stocks, researched by UBS Warburg. Calculated as at the close of trade on 28 April 2003.

It is intended that the acquisition of Neverfail will be funded from existing debt facilities available to CCA. The acquisition, at the Offer price, is expected to:

- not dilute return on capital employed (pre goodwill amortisation) for the CCA Group in the first full financial year after the acquisition;
- achieve its cost of capital (pre goodwill amortisation) within 3 to 4 years, assuming no deterioration in current operating conditions; and
- be earnings per share accretive (pre goodwill amortisation) in the first full financial year after the acquisition.

The HOD water market represents just over 20% of Australian water sales and Neverfail is the leading player with approximately 65% share of HOD. CCA does not have an equivalent operation to Neverfail. For the year ended 30 June 2002, Neverfail had revenue of $70 million, earnings before interest and tax (pre goodwill amortisation) of $20.1 million, net profit after tax of $9.5 million and net profit after tax (pre goodwill amortisation) of $10.4 million.

On completion of the acquisition of Neverfail, CCA intends to conduct a strategic review of Neverfail's business and believes a number of additional revenue and cost saving opportunities may exist to create additional value for CCA shareholders, including utilising:

- CCA's considerable expertise in major retail account management and the retail environment to extend the "Neverfail" brands into CCA's customer groups of major foodstores, convenience and petroleum stores;
- CCA's scale in purchasing, procurement, manufacturing, logistics and information systems to realise cost savings and apply best practice to Neverfail's business;
- CCA's current head office and administration infrastructure to centralise similar activities undertaken by Neverfail to realise cost savings; and
- Neverfail's water manufacturing capacity to supplement CCA's existing water production, particularly during key selling periods.

CCA and The Coca-Cola Company ("TCCC") have entered into discussions for TCCC, upon CCA acquiring 100% of Neverfail, to acquire the trademarks of Neverfail. While discussions are yet to be finalised and are subject to TCCC Board approval, CCA expects TCCC's purchase price for the trademarks to be no more than $45 million. CCA also expects that the ongoing periodic payments by CCA to TCCC under any bottler's agreement will be at a level that allows both CCA and TCCC to achieve similar returns on their respective investments within similar timeframes. TCCC's participation is not a condition of the Offer.

The Offer is subject to a number of conditions, which are set out in full in annexure 1 to this announcement. In summary they are:

- approval by the Foreign Investment Review Board;
- CCA and its associates having a relevant interest in at least 90% of the number of Neverfail ordinary shares on issue;
- no orders being made by, or applications made to, a Public Authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer;
- no prescribed occurrence in section 652C of the Corporations Act occurring in relation to Neverfail; and
- no event, change or condition occurring, been announced, or becoming known to CCA which has had, or is reasonably likely to have, a material adverse effect on the Neverfail Group.

CCA will host a presentation to analysts and media today at 2.30pm to discuss this Offer. This presentation will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

CCA has appointed UBS Warburg as financial adviser and Clayton Utz as legal adviser for this transaction.

Yours faithfully

D A Wylie
Secretary

Conditions of the Offer

The Offer and any contract arising from acceptance of the Offer is subject to the fulfilment of the following conditions:

(a) **Foreign Investment Review Board approval**

One of the following occurring:

(i) The Treasurer of the Commonwealth of Australia advising CCA before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

(ii) no order being made in relation to the Takeover Bid under section 22 of the Foreign Acquisitions and Takeovers Act 1975 within a period of 40 days after CCA has notified the Treasurer that it proposes to acquire shares under the Takeover Bid, and no notice being given by the Treasurer to CCA during that period to the effect that there are any such objections; or

(iii) where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to CCA during that period to the effect that there are any such objections.

(b) **Minimum acceptance condition**

That during or at the end of the Offer Period, CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 90% of the number of Neverfail Shares then on issue.

(c) **No restraining orders**

That between the Announcement Date and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

(ii) no application is made to any Public Authority (other than by any member of the CCA Group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to condition or not) or the rights of CCA in respect of

Neverfail and the Neverfail Shares to be acquired under the Offer, or requires the divestiture by CCA of any Neverfail Shares, or the divestiture of any assets of the Neverfail Group or of the CCA Group or otherwise.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.

(d) **Prescribed Occurrences**

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs, other than an issue of Neverfail Shares on the exercise of Neverfail Options.

"Prescribed Occurrence" means any of the following events occurs:

(i) Neverfail converts all or any of its shares into a larger or smaller number of shares;

(ii) Neverfail or a subsidiary of Neverfail resolves to reduce its share capital in any way;

(iii) Neverfail or a subsidiary of Neverfail:

A. enters into a buy-back agreement; or

B. resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv) Neverfail or a subsidiary of Neverfail issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(v) Neverfail or a subsidiary of Neverfail issues, or agrees to issue, convertible notes;

(vi) Neverfail or a subsidiary of Neverfail disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Neverfail or a subsidiary of Neverfail charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Neverfail or a subsidiary of Neverfail resolves that it be wound up;

(ix) The appointment of a liquidator or provisional liquidator of Neverfail or of a subsidiary of Neverfail;

(x) the making of an order by a court for the winding up of Neverfail or of a subsidiary of Neverfail;

(xi) an administrator of Neverfail, or of a subsidiary of Neverfail, being appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Neverfail or a subsidiary of Neverfail executing a deed of company arrangement; or

(xiii) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Neverfail or of a subsidiary of Neverfail.

(e) **Material adverse change to Neverfail**

Before the end of the Offer Period there not having occurred, been announced or becoming known to CCA (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Neverfail Group (taken as a whole) since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Neverfail or any of its subsidiaries prior to 29 April 2003) and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to CCA that information publicly filed by Neverfail or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

Annexure C

All Industrials (ex Financials) and Small Industrials (ex Financials)

All Industrials (ex Financials) multiples

All Industrials (ex Financials) multiples are prepared by UBS Warburg Australia Equities Limited and are calculated as at the close of trade on 28 April 2003.

All Industrials (ex Financials) includes all S&P/ASX 200 classified industrial stocks, excluding S&P/ASX 200 classified financial stocks, researched by UBS Warburg Australia Equities Limited. The multiples are calculated as the total market capitalisation for all stocks divided by the total net profit after tax (pre goodwill amortisation and, depending on the stock, pre abnormal items) for all stocks.

The multiples reflect the actual year end for each company.

The stocks included are:

Adelaide Brighton
Adsteam Marine
Austereo Group
Australian Gas Light Company (The)
Australian Infrastructure Fund
Aristocrat Leisure
AlintaGas
Amcor
Ansell
Australian Pipeline Trust
APN News & Media
Austal
AWB
Billabong International
Baycorp Advantage
Brambles Industries
Burswood
Boral
Burns, Philp & Company
Bristile
Coca-Cola Amatil
Collection House
Coles Myer
Coates Hire
Cochlear
Computershare
Crane Group
CSL
CSR
Corporate Express Australia
David Jones
Downer EDI
DCA Group
Energy Developments
Envestra

Futuris Corporation
Foster's Group
Foodland Associated
Fairfax (John) Holdings
GasNet Australia Trust
Gribbles Group (The)
Gunns
GWA International
Hills Motorway Group
HPAL
Healthscope
Harvey Norman Holdings
Infomedia
ION
IRESS Market Technology
James Hardie Industries
Jupiters
KAZ Group
Leighton Holdings
Lion Nathan
Macquarie Airports
Mayne Group
Macquarie Communications Infrastructure Group
McGuigan Simeon Wines
MIA Group
Macquarie Infrastructure Group
Miller's Retail
News Corporation (The)
National Foods
Nufarm
OPSM Group
Orica
Pacifica Group
Publishing & Broadcasting
Pacific Hydro

PMP
Pan Pharmaceuticals
Paperlinx
Patrick Corporation
Qantas Airways
Ramsay Health Care
Ridley Corporation
Rinker Group
Southern Cross Broadcasting (Australia)
Seven Network
Sonic Healthcare
Sigma Company
SMS Management & Technology
SPC Ardmona
Spotless Group
Southcorp
TAB
Tabcorp Holdings
Transurban Group
Telecom Corporation of New Zealand
Tempo Services
Ten Network Holdings
Telstra Corporation
Toll Holdings
Transfield Services
United Energy
United Group
UNITAB
Village Roadshow
Vision Systems
West Australian Newspapers Holdings
Wesfarmers
Woolworths
Wattyl

These stocks represent 98.6% of S&P/ASX All Industrials (ex Financials) Index by market capitalisation.

Small Industrials (ex Financials) multiples

Small Industrials (ex Financials) multiples are prepared by UBS Warburg Australia Equities Limited and are calculated as at the close of trade on 28 April 2003.

Small Industrials (ex Financials) includes all S&P/ASX 300 classified industrial stocks, excluding all S&P/ASX 100 classified industrial stocks and all S&P/ASX classified financial stocks, researched by UBS Warburg Australia Equities Limited. The multiples are calculated as the total market capitalisation for all stocks divided by the total net profit after tax (pre goodwill amortisation and, depending on the stock, pre abnormal items) for all stocks.

The multiples reflect the actual year end for each company.

The stocks included are:

Australian Agricultural Company	GasNet Australia Trust	Ramsay Health Care
Adelaide Brighton	Gribbles Group (The)	Ridley Corporation
Austereo Group	GWA International	Southern Cross Broadcasting (Australia)
Australian Infrastructure Fund	Hills Motorway Group	Stargames
AlintaGas	HPAL	Sigma Company
Altium	Healthscope	Skilled Engineering
Australian Pipeline Trust	Hutchison Telecommunications (Australia)	Silex Systems
Austal	Infomedia	SMS Management & Technology
Baycorp Advantage	ION	SPC Ardmona
Burswood	IRESS Market Technology	Spotless Group
Burns, Philp & Company	KAZ Group	Tempo Services
Bristile	McGuigan Simeon Wines	Transfield Services
Brazin	MIA Group	United Energy
Collection House	Miller's Retail	United Group
Coates Hire	Neverfail Springwater	UNITAB
Citect Corporation	Nufarm	Village Roadshow
Corporate Express Australia	OPSM Group	Vision Systems
David Jones	Pacifica Group	Wattyl
Downer EDI	Pacific Hydro	Adsteam Marine
DCA Group	PMP	Crane Group
Energy Developments	Programmed Maintenance Services	Macquarie Communications Infrastructure Group
Envestra	Prime Television	Pan Pharmaceuticals
Freedom Group	Queensland Cotton Holdings	Symex Holdings

These stocks represent 87.0% of S&P/ASX Small Industrials (ex Financials) Index by market capitalisation.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT YOUR BROKER OR YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.

Acceptance and Transfer Form

(Terms used in this Acceptance and Transfer Form are defined in the Bidder's Statement)

OFFER BY COCA-COLA AMATIL LIMITED ABN 26 004 139 397 ("CCA")
for all your ordinary shares in
NEVERFAIL SPRINGWATER LIMITED ABN 43 003 559 519 ("NEVERFAIL")

Name and Address	*BARCODE*
	SRN/HIN

Sub-register	Number of Neverfail Shares held	Consideration due ($2.25 per Neverfail Share)

Please note that you may only accept the Offer in respect of ALL of your Neverfail Shares.

If your Neverfail Shares are held in a CHESS Holding you should not accept the Offer using this form. To accept the Offer if your Neverfail Shares are held in a CHESS Holding please instruct your stockbroker or CHESS Controlling Participant to initiate acceptances of the Offer on your behalf.

To accept the Offer if your Neverfail Shares are held in an Issuer Sponsored Holding you should sign and date this form and return it, along with the other necessary documents (refer to the back of this form and section 5.11 of the Bidder's Statement), so that it is received **no later than 7.00 pm (Sydney time) on [XXX] 2003**, unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this form by airmail.

To CCA: I/we accept the Offer made by CCA in respect of all my/our Neverfail Shares, being the shares set out above, on the terms and conditions of the Offer. I/we agree to be bound by the terms and conditions of the Offer and transfer all my/our Neverfail Shares to CCA for the consideration per Neverfail Share specified above.

Please ensure that your Acceptance and Transfer Form has been properly signed (full instructions overleaf). In the case of individual or joint shareholders, each shareholder must sign. Companies must execute this form in any way allowed by law and any applicable constitution.

Please provide your telephone number so that you may be contacted if necessary:

Phone: (..........)....................................... *Date:* ____/____/____

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

We, CCA, through our agent, Computershare Investor Services Pty Limited, collect personal information when you submit this form to process your acceptance of the Offer to purchase your Neverfail Shares and to administer the purchase and transfer of those shares. In order to do these things, we usually disclose, and by executing this form you consent to us disclosing, your personal information to the following organisations (which may be located outside Australia): our related bodies corporate; our legal, financial and professional advisors; and organisations to which we outsource our functions and activities (such as our mailing house). If your personal information is not provided to us, we will be unable to do these things. In most cases, you can gain access to your personal information on request.

FOR FURTHER INFORMATION ON HOW TO ACCEPT THIS OFFER PLEASE SEE REVERSE

SYDWORKDOCS\722\3236087.11



HOW TO ACCEPT THIS OFFER

Read the Bidder's Statement and this form carefully and decide whether to accept the Offer for your Neverfail Shares.

To accept the Offer if your Neverfail Shares are held in an Issuer Sponsored Holding then, simply complete and return your Acceptance and Transfer Form so that it is received **no later than 7.00 pm (Sydney time) on [XXX] 2003,** unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this form by airmail.

To accept the Offer if your Neverfail Shares are held in CHESS Holdings, please instruct your stockbroker or CHESS Controlling Participant to initiate acceptances of the Offer on your behalf.

HOW TO COMPLETE YOUR ACCEPTANCE AND TRANSFER FORM

Check your details are correct

If you have already sold all of your Neverfail Shares shown here, do not keep or return this form. Instead, please send it to the Broker or Controlling Participant who sold them for you or the transferee.

If you have already sold some of your Neverfail Shares recently, or if you have purchased further Neverfail Shares recently, please alter the number of your Neverfail Shares shown overleaf to show that number of Neverfail Shares now held by you and write below the name and address of the broker or controlling participant who acted for you:

Broker's/Controlling Participant's Name:..
Address: ....
Telephone: ....

If your Neverfail Shares consist of two or more separate parcels for the purposes of section 653B of the Act, then this Offer consists of separate corresponding offers in relation to the respective separate parcels. To accept any of those offers that relate to Neverfail Shares held in an Issuer Sponsored Holding you must give a notice indicating that your Neverfail Shares consist of a separate parcel and indicate on this form the number of Neverfail Shares in the separate parcel to which the acceptance relates (refer to Section 5.10(c) of the Bidder's Statement).

Sign and return the form

Please ensure that your Acceptance and Transfer Form has been properly signed:

- All joint holders must sign.
- Companies must sign in accordance with their constitution. Two directors must sign or director and secretary, or sole director and sole secretary. The common seal must also be affixed if required by the constitution.
- If the document is signed by an attorney, a certified copy of the power of attorney must accompany the form.
- For a deceased estate, the executors or administrator must sign and enclose a certified copy of the probate or letter of administration.
- For a trust or partnership the signatory must produce the trust instrument, partnership agreement or other authority (or a certified copy of it) to act in that capacity acceptable to CCA.

Note: A certified copy of a document is a photocopy that has been attested as a true copy of the original by a person authorised to do so in your State or Territory.

You can return your Acceptance and Transfer Form in the pre-paid envelope provided or deliver it:

BY HAND DELIVERY TO:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney, New South Wales, 2000

OR

BY MAIL TO:
Computershare Investor Services Pty Limited,
GPO Box 7115
Sydney, New South Wales, 1115

Your Acceptance and Transfer Form must be received (at this address or at the Post Office box) by 7.00 pm (Sydney time) on [XXX] 2003, unless the Offer Period is extended.

FOR FURTHER INFORMATION

If you have any questions about the Offer or how to accept it, please call the shareholder information line on 1300 135 842 at local rates from within Australia or +61 3 9615 5970 from outside Australia. As required by the Corporations Act 2001, all calls to these numbers will be recorded.

If you need help in deciding what to do, contact your broker or legal, financial or other professional advisor.

Coca-Cola Amatil Limited ABN 26 004 139 397 of 71 Macquarie Street, Sydney, NSW 2000, Australia is incorporated in Victoria under the Corporations Act 2001 (Cth)

Neverfail Springwater Limited ABN 43 003 559 519 of Level 7, 20 Loftus Street, Sydney, NSW 2000, Australia is incorporated in New South Wales under the Corporations Act 2001 (Cth)